     As filed with the Securities and Exchange Commission on April 6, 1999

                                                       Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------
                                 EARTHWEB INC.
             (Exact Name of Registrant as Specified in its Charter)

                                --------------
             Delaware                 7310                13-3899472
 (State of other jurisdiction of
                          (Primary Standard Industrial (I.R.S. Employer incorporation or organization)
                          Classification Code Number)
                                                    Identification Number)

                                 3 Park Avenue
                            New York, New York 10016
                                 (212) 725-6550
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                --------------
                                 Jack D. Hidary
                     President and Chief Executive Officer
                                 EarthWeb Inc.
                                 3 Park Avenue
                            New York, New York 10016
                                 (212) 725-6550
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                --------------
                                With Copies to:

      John R. Hempill, Esq.                   Bruce K. Dallas, Esq.
     Morrison & Foerster LLP                  Davis Polk & Wardwell
   1290 Avenue of the Americas                450 Lexington Avenue
  New York, New York 10104-0050             New York, New York 10017
          (212) 468-8000                         (212) 450-4000

                                --------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

If this Form is filed to register additional securities for an offering pursu-ant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE

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                                            Proposed
                                             Maximum       Proposed
                                            Offering       Maximum        Amount of
  Title of Each Class of      Amount to be  Price Per Aggregate Offering Registration
Securities to be Registered  Registered (1) Share (2)   Price (1) (2)        Fee
-------------------------------------------------------------------------------------
 Common Stock, par value
  $.01 per share.........      1,495,000    $52.2188     $78,067,106      $21,702.66
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(1) Includes 195,000 shares of Common Stock that the Underwriters have the option to purchase from EarthWeb solely to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low sale prices of the Common Stock as reported on the Nasdaq National Market on March 31, 1999.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Secu-rities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may de-termine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                              Dated April 6, 1999
Prospectus

1,300,000 Shares

[Logo]

EarthWeb Inc.
Common Stock

EarthWeb Inc. is offering 750,000 shares of its common stock and the selling stockholders identified in this prospectus are offering 550,000 shares of common stock.

The common stock is quoted on the Nasdaq National Market under the symbol "EWBX." On April 5, 1999, the reported last sale price for the common stock on Nasdaq was $64.75 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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                                             Proceeds to
           Price to Underwriting Proceeds to Selling
           Public   Discount     EarthWeb    Stockholders

---------------------------------------------------------
Per Share     $            $           $            $
---------------------------------------------------------
Total         $            $           $            $

--------------------------------------------------------------------------------

The selling stockholders have granted the underwriters the right to purchase up to an additional 195,000 shares of common stock to cover over-allotments.

J.P. Morgan & Co.

       Bear, Stearns & Co. Inc.

                   Volpe Brown Whelan & Company

                                                         Wit Capital Corporation
                                           as e-Manager(TM)

    , 1999

                                   [GRAPHICS]

                               Table of Contents

                                         Page
Prospectus Summary.....................     1
Risk Factors...........................     4
Use of Proceeds........................    13
Price Range of Common Stock............    13
Dividend Policy........................    13
Capitalization.........................    14
Dilution...............................    15
Selected Financial Data................    16
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations............................    17

                                                                       Page
Business..............................................................   23
Management............................................................   32
Principal and Selling Stockholders....................................   40
Certain Transactions..................................................   41
Description of Capital Stock..........................................   42
Underwriting..........................................................   45
Legal Matters.........................................................   46
Experts...............................................................   46
Where You Can Find More Information...................................   47
Index to Financial Statements.........................................  F-1

                                ---------------

You should rely only on the information contained in this prospectus. To under-stand this offering fully, you should read this entire prospectus carefully, including the financial statements and notes. We have included a brief overview of the most significant aspects of the offering itself in the Prospectus Summa-ry. However, individual sections of the prospectus are not complete and do not contain all of the information that you should consider before investing in EarthWeb's common stock. We have not authorized anyone to provide you with in-formation different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this pro-spectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                                ---------------

Unless otherwise indicated, all references to "EarthWeb" and "we" for the pe-riod prior to October 25, 1996 are to EarthWeb Inc.'s predecessors and, for later periods, refer to EarthWeb Inc. and, subsequent to their acquisition or formation, its subsidiaries, including EW Career Solutions, Inc. (a/k/a D&L On-line, Inc., which owns the dice.com job board) and MicroHouse International, Inc.

EarthWeb and the EarthWeb symbol are service marks and in some jurisdictions (including the United States) registered service marks of EarthWeb. Other trademarks appearing in this prospectus are the property of their respective owners.

                                ---------------

We included information in this prospectus about (1) the number of Internet us-ers, (2) the size of Internet commerce, (3) the worldwide market for informa-tion technology products and services, (4) the size of business-to-business Internet advertising, (5) the size of the consumer related Internet advertis-ing, (6) the worldwide market for IT education and training and (7) the world-wide market for IT recruiting. This information is based on studies prepared by the Internet market research firms International Data Corporation, Forrester Research and Jupiter Communications. These studies include projections based on a number of assumptions including:

 .  no catastrophic failure of the Internet;
 .  the resumed expansion of the worldwide economy;
 .  Internet security will be adequately addressed;
 .  the number of people online and the total number of hours spent online will increase significantly over the next five years;
 . the use of the Internet will increase significantly in major foreign coun-tries and some of these foreign countries will adopt the U.S. style of ad-vertising on the Internet;
 .  media advertising will continue to grow in all categories and online adver-
   tising will comprise an increased percentage of all media advertising;
 .  the value of online advertising dollars spent per online user hour will in-
   crease;
 .  non-technology industry Internet advertising will increase;
 . the download speed of content will increase dramatically; and . a proliferation of Internet access devices other than the PC (for example,
   PC/television sets).

If any one or more of these assumptions are incorrect, the projections based on these assumptions may be materially different from actual results. Internet-re-lated markets and products may not grow over the next three to four years at the rates projected by International Data Corporation, Forrester Research or Jupiter Communications, or at all. If Internet-related markets or products do not grow at the assumed projected rates, our business, results of operations and financial condition could be materially and adversely affected.

                               Prospectus Summary

This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Manage-ment's Discussion and Analysis of Financial Condition and Results of Opera-tions" and "Business" contain a discussion of some of the factors that could contribute to those differences.

                                    EarthWeb

Our Business

We are the leading provider of business-to-business online services for the global information technology industry. International Data Corporation fore-casts that the worldwide market for information technology, or IT, products and services will grow from an estimated $780 billion in 1998 to $1.1 trillion in 2002. Our network of sites is a central hub for various constituents of the IT industry, including:

     . Programmers and
      engineers         . Recruiters              . Hardware manufacturers
     . IT managers      . Corporate IT purchasers . Value-added resellers
     . Technical
      consultants       . Software publishers     . IT services firms

Our integrated online services address the needs of these constituents for con-tent, career management and recruiting, commerce and community:

 . Content. Members of the IT industry need independent, in-depth and up-to-date content such as reference and training materials, source code, IT prod-uct information and other technical data. EarthWeb's online services each focus on a particular segment of the IT industry. Developer.com, one of our flagship services, focuses primarily on the software and Internet develop-ment segments. Datamation.com, another of our flagship services, is a lead-ing resource for IT enterprise managers. We also offer premium subscription services through ITknowledge.com and the MicroHouse product line, which to-gether provide extensive electronic reference libraries and online training materials.

 . Career Management and Recruiting. Companies and other organizations depend on a qualified pool of IT professionals. EarthWeb connects IT professionals, such as programmers, engineers and consultants, with part and full-time em-ployment through a variety of online job resources. These resources include our online job board, dice.com, which is a leading service for IT profes-sionals seeking employment as well as companies and other organizations re-cruiting technical personnel. IDC estimated that the total amount spent on IT recruiting was $18 billion in 1998, a 20% increase over 1997.

 . Commerce. The IT industry needs a marketplace to buy and sell IT products and services. EarthWeb provides an online marketplace where vendors can pro-mote and advertise their goods and services, and purchasers can identify, evaluate and buy the products and services that meet their needs. Earthwebdirect.com, which focuses on software products for IT professionals, is one of the leading e-commerce sites within the EarthWeb network.

 . Community. Members of the IT industry need a neutral third-party environment to share information. EarthWeb's online discussion area (discussions.earthweb.com) indexes hundreds of online technology forums where users can contribute material and communicate with each other. Our other community areas, such as question and answer services and user sur-veys, allow users to help one another solve technical problems.

As a global intermediary for the IT industry, we are positioned as the trusted third party that offers an integrated environment where various constituents can share information, manage their careers, recruit personnel, transact busi-ness and interact with one another. We believe that we offer the most in-depth content and comprehensive range of business-to-business online services for the IT industry.

We have broadened our online content and services since our initial public of-fering in November 1998 to address the needs of the various constituents within the IT industry. We have added content in such areas as security, networking, hardware and Linux to address a wider range of IT industry segments. We have also expanded our online business-to-business services, in part through the ac-quisition of dice.com. In addition, our acquisition of MicroHouse added an im-portant line of subscription-based products. We intend to continue expanding the content we offer our users, the segments of the IT industry we address and the business-to-business services we provide.

Our business has grown substantially, as measured by revenues, advertising cus-tomers and the size of our sales force. Our revenues increased from $1.1 mil-lion in 1997 to $11.1 million in 1998 on a pro forma basis to include our ac-quisition of dice.com. We have increased the number of our unique advertisers on our content areas to 168 in 1998 from 23 in 1997, and have broadened this advertiser base to include both technology and non-technology companies. Addi-tionally, dice.com had over 2,000 advertisers on its job board, more than dou-bling its advertising base since the beginning of 1998. Our subscription reve-nue stream has also grown rapidly. We have increased our subscriber base to over 12,000 paying customers. To support our growth, we have increased our ad-vertising sales force to 29 and our subscription sales force to 20.

Our Market Opportunity

The role of information technology in companies and other organizations has ex-panded and has become even more critical to the successful implementation of business strategy. While IT traditionally has focused on internal systems, in-cluding accounting and human resources, IT is expanding its role by changing the way in which organizations interact with their suppliers, market and de-liver their products and services and support their customers. IDC forecasts that the worldwide market for IT products and services will grow from an esti-mated $780 billion in 1998 to $1.1 trillion in 2002.

The growth of the IT industry has generated significant market opportunities. For example:

 . Vendors of IT products and services spent over $5 billion in 1997 in product advertising, with an increasing amount being spent online, according to Ad Age.

 . Based on IT industry data, we believe expenditures on IT recruiting in-creased from an estimated $15 billion in 1997 to $18 billion in 1998.

 .  The IT education and training market is forecasted to grow from an estimated
   $16.5 billion in 1998 to $25.3 billion in 2002, according to IDC.

 . Based on IT industry data, we believe expenditures on IT books totalled an estimated $1 billion in 1996.

 . Based on IT industry data, we believe expenditures on IT reports and surveys totalled an estimated $1 billion in 1997.

Increasingly companies are using the Internet to purchase goods and services. Internet commerce is forecasted to grow from an estimated $50.4 billion in 1998 to $733.6 billion in 2002, with the business-to-business component growing from an estimated $27.4 billion to $526.2 billion in the same period, according to IDC.


Our Strategy

We seek to strengthen our position as the leading provider of business-to-busi-ness online services for the global IT industry by:

 . broadening and enhancing business-to-business services for the IT industry; . promoting EarthWeb and our other brands;
 .cultivating multiple revenue streams;
 .  pursuing strategic acquisitions; and
 .  expanding internationally.

                                --------------

Our principal executive office is located at 3 Park Avenue, New York, New York 10016, and our telephone number at this location is (212) 725-6550. Our corpo-rate Web site address is http://www.earthweb.com. Information contained on our Web site is not part of this prospectus.

                                  The Offering

 Shares Offered
    By EarthWeb............................... 750,000 shares of common stock

    By selling stockholders................... 550,000 shares of common stock
    Total offering............................ 1,300,000 shares of common stock

 Over-Allotment Option........................ 195,000 shares of common stock from selling stockholders

 Shares to be Outstanding After the Offering.. 9,259,862 shares of common stock
 Use of Proceeds by EarthWeb.................. General corporate purposes, including expansion of sales and
                                               marketing capabilities, possible
                                               strategic acquisitions or
                                               investments, international
                                               expansion, technical upgrade of
                                               internal systems and working
                                               capital requirements.

 Nasdaq National Market Symbol................ "EWBX"

The table is based on 8,509,862 shares of common stock outstanding as of March 1, 1999 and excludes (a) 174,496 shares of common stock issuable as of April 1, 1999 upon exercise of outstanding options at a weighted average exercise price
of $    per share; and (b) 375,000 (subject to an annual increase) shares of common stock reserved as of April 1, 1999 for future issuance under EarthWeb's 1998 stock incentive plan and 159,000 (subject to an annual increase) shares of common stock were reserved as of April 1, 1999 for issuance under the 1998 em-ployee stock purchase plan and other options granted outside of these plans. See "Capitalization" and "Management--Stock Incentive Plans."

                                      2--1

          Summary Historical and Pro Forma Financial Data Information

The following table presents summary historical and pro forma financial infor-mation about EarthWeb. The historical financial information is derived from the audited financial statements of EarthWeb for the three years ended December 31, 1998 included elsewhere in this prospectus. The summary pro forma financial in-formation is derived from the unaudited pro forma financial statements included elsewhere in this prospectus that give effect to the acquisition of dice.com in February 1999 as if it had occurred on January 1, 1998, in the case of the pro forma statement of operations data, and December 31, 1998, in the case of the pro forma balance sheet data. The pro forma as adjusted balance sheet data as of December 31, 1998, also gives effect to the sale of 750,000 shares of common stock being offered by EarthWeb in this offering. You should read this informa-tion together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and pro forma financial statements and the notes thereto.

                                        ----------------------------------------
                                              Year ended December 31,
                                     ------------------------------------------
                                                                      Pro forma
                                          1996       1997       1998       1998
                                     ---------  ---------  ---------  ---------
Dollars in thousands, except per
 share data
Statement of Operations Data:
Revenues...........................  $     472  $   1,135  $   3,349  $  11,086
Gross profit (deficit).............        158       (223)     1,218      7,882
Depreciation and amortization(1)...        101        893      1,116      8,905
Loss from continuing
 operations(2).....................     (2,004)    (5,437)    (8,970)   (14,834)
Net loss...........................     (2,046)    (7,821)    (8,970)   (14,834)
Basic and diluted net loss per
 share from continuing operations..  $   (0.69) $   (1.13) $   (1.53) $   (2.30)
Basic and diluted net loss per
 share.............................      (0.70)     (1.63)     (1.53)     (2.30)
Weighted average shares outstanding
 used in computing basic and
 diluted net loss per share(3).....  2,925,000  4,812,055  5,880,467  6,458,245

Other Data:
EBITDA(4)..........................  $  (1,965) $  (4,812) $  (8,161) $  (5,125)

                                                     ---------------------------
                                                  As of December 31, 1998
                                                     ---------------------------
                                                                       Pro forma
                                                                              As
                                                      Actual Pro forma  Adjusted
                                                     ------- --------- ---------
Dollars in thousands
Balance Sheet Data:
Cash and cash equivalents........................... $25,292  $21,539
Working capital.....................................  23,705   17,276
Total assets........................................  30,477   61,693
Stockholders' equity................................  26,852   53,585

(1) Pro forma 1998 includes amortization of goodwill and intangible assets of approximately $7.6 million relating to the acquisition of dice.com.

(2) From EarthWeb's inception in 1994 until mid-1997, we primarily developed and maintained Web sites and online commerce infrastructures for our customers. During this period, substantially all of our revenues were derived from devel-opment contracts, maintenance fees and software license fees. During 1996, we began generating revenues from our business of online services for IT profes-sionals. EarthWeb software products and professional services divisions were discontinued in 1997 and have been recorded as discontinued operations for all periods

(3) Common equivalent shares have been excluded from the weighted average shares outstanding for all periods as their effect is antidilutive. As of April 1, 1999: (a) 174,496 shares of common stock were issuable upon exercise of out-
standing options at a weighted average exercise price of $    per share; and
(b) 375,000 (subject to an annual increase) shares of common stock were re-served for future issuance under the 1998 stock incentive plan and 159,000 (subject to an annual increase) shares of common stock were reserved for future issuance under the 1998 stock purchase plan. See "Management--Benefit Plans" and "Description of Capital Stock."

(4) "EBITDA" is defined as income (loss) from continuing operations before pro-vision for income taxes, interest income, depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be con-sidered as an alternative to net income (loss) as an indicator of EarthWeb's operating performance or to cash flows as a measure of liquidity. Although EarthWeb believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the internet industry, the EBITDA presented for EarthWeb may not be comparable to similarly titled measures reported by other companies.

                                  Risk Factors

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this pro-spectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Particular to EarthWeb

You cannot predict our future success based on our limited operating history

Although we commenced operations in October 1994, we did not begin our business of providing online services to IT professionals until October 1995, and only recently broadened our online services to address the needs of other constitu-ents of the IT industry. We did not begin generating advertising revenues until June 1996. The limited amount of information about us makes it difficult for you to predict whether we will be successful.

EarthWeb competes in the relatively new markets for Internet services and prod-ucts. Thus, you should also evaluate our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business in a relatively new and unproven market, many of which may be beyond our control. Some of the risks that we face are de-scribed in the following paragraphs. Our failure to address these risks could have a material adverse effect on our business, results of operations and fi-nancial condition.

We have a history of losses and may need additional funds

We had an accumulated deficit of $17.3 million at December 31, 1998. We have also experienced operating losses as well as net losses for all of the fiscal years during which we have operated. We expect that we will continue to operate at a loss for the foreseeable future. Although our revenues have increased in recent quarters, we cannot assure you that such growth will be maintained or increased in the future. You should not rely on our recent revenue growth as indicative of our future results of operations. We cannot predict with accuracy our future results of operations and believe that any period-to-period compari-sons of our results of operations are not meaningful.

We expect to increase our operating expenses significantly, expand our sales and marketing operations and continue to develop and extend our online servic-es. In the future, we may not generate sufficient revenues to pay for all of these operating or other expenses. If we fail to generate sufficient cash to pay these expenses, we will need to identify other sources of financing. We may not be able to borrow money or issue more shares of common stock or other secu-rities to meet our cash needs, and even if we can complete such transactions, the terms may seem to us to be unfavorable. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" for a more complete description of our historical financial condition, results of operation and li-quidity.

We compete in a highly competitive developing market without certainty of future growth

The market for EarthWeb's online services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market en-trants. As is typical of a new and rapidly evolving industry, demand and market acceptance for recently introduced services is uncertain and we cannot accu-rately predict the future growth, if any, and size of this market. The market for our online services may not continue to develop or become sustainable. If use of our online services fails to grow, our ability to establish other online services would be materially adversely affected. In addition, we may not be successful in our business strategy of extending our online services model to additional segments of the IT industry.

EarthWeb competes with other companies that direct portions of their Web sites towards certain segments or sub-segments of the IT industry. Some of EarthWeb's competitors include:

 .  Ziff-Davis (DevHead)
 .  CNET (builder.com and activex.com)
 .  CMP Media (cmpnet)
 .  Internet.com (webdeveloper.com)
 .  Wired Digital (Webmonkey)
 .  IDG (Javaworld)

In addition, we compete for advertising revenues with general interest portal and destination sites, as well as traditional media. Our competitors for sales of products are book, software and online retailers that sell products similar to ours. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations re-sources than we do. As a result, they may be in a position to respond more quickly to new or emerging technologies and changes in customer requirements and to develop and promote their products and services more effectively. We may not be able to compete successfully against present or future competitors.

There are relatively low barriers to entry in the online services market. We do not own any patent technology that precludes or inhibits competitors from en-tering the IT online market. Existing or future competitors may develop or of-fer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, results of operations and financial condition.

Our future revenues are dependent on the adoption and effectiveness of the Internet as an advertising medium

Our future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising market is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and market acceptance for Internet advertising solutions is uncertain. Most of our current or potential advertising customers have little or no experience using the Internet for ad-vertising purposes and they have allocated only a limited portion of their ad-vertising budgets to Internet advertising. The adoption of Internet advertis-ing, particularly by those entities that have historically relied upon tradi-tional media for advertising, requires the acceptance of a new way of con-ducting business, exchanging information and advertising products and services. Such customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. If the market for Internet advertising fails to develop or develops more slowly than we expect, then our business, results of operations and financial condition could be materially adversely affected.

There are currently no standards for the measurement of the effectiveness of Internet advertising and standard measurements may need to be developed to sup-port and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept our or third-party mea-surements of advertisement delivery, and our customers may not accept any er-rors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet ad-vertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies that our customers may not accept.

If advertisers determine that banner advertising is an ineffective or unattrac-tive advertising medium, we may not be able to maintain our revenues with other forms of advertising that we offer. Also, "filter" software programs limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially adversely affected by Web users' wide-spread adoption of such software.

We rely heavily on advertising revenues

To date, substantially all of our revenues are derived from banner advertise-ments, paid listings, as well as sponsorships. We rely primarily on our in-house advertising sales force for domestic advertising sales. Our success de-pends, in part, on hiring, retaining, managing, training and motivating our sales force. If a significant portion of our advertising sales force leaves, we may not be able to compete for or retain advertisers and we may not be able to sustain or increase our current advertising sales level. The reduction in the amount of revenue from advertising sales could have a material adverse effect on our business, results of operations and financial condition.

In addition, the competition in the sale of advertising on the Internet, in-cluding competition from Internet portals and other high-traffic sites is in-tense. This competition has resulted in a wide range of rates quoted by differ-ent vendors for a variety of advertising services. As a result, we cannot accu-rately predict the future levels of Internet advertising revenues that we will realize. The prices for Internet advertising may also be affected by competi-tion among current and future suppliers of Internet navigational services or Web sites and advertising networks. This, together with competition with other traditional media for advertising placements, could result in significant price competition, reduced pricing for Internet advertising and reductions in EarthWeb's advertising revenues.

See "Management Discussion and Analysis of Financial Condition and Results of Operations" for a more complete description of our sources of revenues and the impact of the nature of our business on our financial condition.

A significant portion of our revenue comes from a limited number of advertisers

Our revenues to date have been derived from a limited number of advertising customers and we expect that a limited number of advertisers will continue to account for a significant portion of our revenues. In particular, IBM accounted for approximately 11% and Microsoft accounted for approximately 10% of our rev-enues for the year ended December 31, 1998 and our top 20 advertisers accounted for an aggregate of approximately 52% of our revenues during 1998. Both Microsoft and IBM advertised on EarthWeb's online services during the year ended December 31, 1997, but revenues from each accounted for less than 10% of EarthWeb's revenues during 1997. Moreover, we generally use purchase order agreements that are subject to cancellation in order to sell advertising. Cur-rent advertisers may not continue to purchase advertising from us or we may not be able to attract additional advertisers. The loss of one or more of the ad-vertisers that represent a material portion of our revenues could have a mate-rial adverse effect on our business, results of operations and financial condi-tion. In addition, the non-payment or late payment of amounts due by a signifi-cant advertiser could have a material adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analy-sis of Financial Condition and Results of Operations" for more information re-lating to our clients.

We engage in barter transactions which do not generate cash revenue

We engage in barter transactions, which reduce cash expenditures in marketing and other areas, and leverage our advertising inventory. During 1998, revenues from barter transactions represented approximately 7.6% of total revenue on a pro forma basis to reflect our acquisition of dice.com. Barter revenues may continue to represent a significant portion of our total revenues in future pe-riods. See "Management's Discussion and Analysis of Financial Condition and Re-sults of Operations" for a more complete description of our barter transac-tions.

We must continue to maintain and develop our reputation and brand recognition

We believe that establishing and maintaining the identity of our several brands is critical in attracting and expanding our audience, and that the importance of brand recognition will increase due to the growing number of Internet online services. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality online services. If users do not perceive EarthWeb's existing online services to be of high quality, or if we introduce new online services or enter into new business ventures that are not favorably received by users, the uniqueness of our brands could be diminished and the attractiveness of our audiences to advertisers could be reduced. We may also find it necessary to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among users. If we (1) cannot provide high quality online services, (2) fail to promote and maintain our brands, or (3) incur excessive expenses in an attempt to improve our online services or promote and maintain our brands, our business, results of opera-tions and financial condition could be materially adversely affected.

We must retain key executives and personnel

Our performance is substantially dependent on the performance of our senior management and key technical personnel. In particular, our success depends sub-stantially on the continued efforts of our senior management. EarthWeb has em-ployment agreements, which include non-compete provisions, with members of se-nior management. However, these key personnel and others may leave EarthWeb or compete with us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we have not pur-chased key person life insurance on all members of our senior management.

Our future success also depends upon our continuing ability to identify, at-tract, hire and retain highly qualified personnel. There is currently a short-age of qualified personnel in the online services market, and this shortage is likely to continue. We compete intensely for qualified personnel with other companies. If we cannot attract, motivate and retain qualified professionals, our business and results of operations could be materially adversely affected.

Our continued future growth may strain our resources

A key part of our strategy is to grow, which may strain our managerial, opera-tional and financial resources.

To manage recent acquisitions and future growth, our management must continue to improve our operational and financial systems and expand, train, retain and manage our employee base. Our management may not be successful in managing EarthWeb's growth effectively. If our systems, procedures and controls are in-adequate to support our operations, our expansion would be halted and we could lose our opportunity to gain significant market share. Any inability to manage growth effectively could have a material adverse effect on our business, re-sults of operations and financial condition.

We may be unable to consummate potential acquisitions or integrate the operations of companies we acquire

Our strategy includes the acquisition of assets of online service providers that enhance our current services. As part of this strategy, we recently ac-quired both dice.com and MicroHouse, as well as the businesses of GoCertify and The Perl Journal. Our continued growth will depend in part on our ability to continue to identify suitable acquisition candidates and to acquire them on appropriate terms. In addition, the anticipated results of any acquisitions may not be realized. Some of the risks that we may encounter in acquiring other companies include the following:

 .  expenses, delays and difficulties of integrating the acquired company into
   EarthWeb's existing organization;
 .  potential disruption of our ongoing business;
 .  diversion of management's attention;
 .  the amortization of the acquired company's intangible assets;
 .  impact on our financial condition due to the timing of the acquisition;
 .  failure to retain key personnel;
 .  difficulties of integrating the personnel and cultures of the acquired com-
   pany into our organization; and
 .  potential legal liabilities.

If any of these risks materialize, they could have a material adverse effect on our business, results of operations and financial condition.

We rely on a number of content providers

Our success depends upon our ability to provide a wide range of in-depth con-tent. The markets for our online services are characterized by rapidly chang-ing technology, emerging industry standards and the rapidly changing needs of our audience. We rely on a number of publishers of technical materials, our vendors and the users of our online services for the continuing provision of up-to-date content. No single content provider is material to EarthWeb's oper-ations. However, publishers of technical materials with which we currently have a relationship, our current vendors or the current users of our online services, may not continue to provide us with a similar flow of content or may not continue to do so on the same terms and conditions. If the flow of content for our online services decreases either in terms of quality or quantity, or ceases completely, our business, results of operations and financial condition could be materially adversely affected.

We rely on a number of strategic alliances

We rely on strategic alliances with Sun Microsystems, CMP Media, Ziff-Davis, Macmillan and beyond.com, among others, to attract users and paid advertising to our online services. These relationships may not continue or we may not be able to develop any additional third party alliances on acceptable commercial terms. No one of these strategic alliances is individually material to our op-erations. However, our inability to maintain current strategic relationships generally or develop new strategic relationships could have a material adverse effect on our business, results of operation and financial condition.

Our quarterly results may fluctuate significantly

Because of our limited operating history, we plan our expenses based in part upon our expectations concerning future revenue. Our expenses, to a large ex-tent, are fixed. Our quarterly revenues and operating results depend substan-tially upon the advertising revenues we receive within that quarter, which are difficult to forecast accurately. The cancellation or deferral of a small num-ber of advertising contracts could have a material adverse effect on our busi-ness, results of operations and financial condition. We may be unable to ad-just spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall could have a material adverse effect on our business, results of operation and financial condition.

Our quarterly results have historically been affected by variations in the following:

 .  the level of usage of the Internet;
 .  demand for Internet advertising;
 .  the addition or loss of advertisers;
 .  the level of user traffic on EarthWeb's online services;
 . economic conditions specific to the Internet industry; and . online media and economic conditions generally.

We also believe that our revenues are subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. As a strategic response to this, we have and may continue to make pricing, service or marketing decisions. We also may con-summate business combinations to reduce our exposure to seasonality. Any fail-ure of one or more of these strategies could have a material adverse effect on our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information or factors that may cause variations in our quarterly results.

We may have difficulty in expanding and managing our international operations

A key part of our strategy is to develop our online services in international markets. To date, we have had limited experience in developing localized ver-sions of our online services and in marketing and operating our online services internationally. We intend to enter into relationships with foreign business partners. If the international revenues are not adequate to offset our invest-ments in international activities, our business, results of operations and fi-nancial condition could be materially and adversely affected.

We may experience difficulty in managing international operations because of distance, as well as language and cultural differences. We and any of our fu-ture foreign business associates may not be able to successfully market and op-erate our online services in foreign markets. Furthermore, in light of substan-tial anticipated competition, we believe that it will be necessary to implement our business strategy quickly in international markets to obtain a significant share of the market. We cannot give you any assurance that we will be able to do so. Other risks that could affect EarthWeb's potential international opera-tions include:

 .  fluctuations in currency exchange rates;
 .  difficulties arising from staffing and managing foreign operations;
 .  unexpected changes in the legal and regulatory requirements of different countries;
 . potential political and economic instability; and . overlapping or differing tax laws.

If any of these risks materialize, EarthWeb's domestic and international busi-nesses, results of operations and financial condition could be materially ad-versely affected.

Risks Typical of the Internet Industry

Our success is tied to the continued growth in the use of the Internet and the adequacy of the Internet infrastructure

Our future success is substantially dependent upon continued growth in the use of the Internet. The number of users and advertisers on the Internet may not increase and commerce over the Internet may not become more accepted and wide-spread for a number of reasons, including:

 .  actual or perceived lack of security of information, including credit card numbers;
 .  lack of access and ease of use;
 .  congestion of traffic on the Internet;
 .  inconsistent quality of service and lack of availability of cost-effective, high speed service;
 .  possible disruptions due to Year 2000 difficulties, computer viruses or other damage to the Internet servers or to users' computers;
 .  excessive governmental regulation;
 . uncertainty regarding intellectual property ownership; and . lack of high-speed modems and other communications equipment.

Published reports have also indicated that growth in the use of the Internet has resulted in users experiencing delays, transmission errors and other diffi-culties. As currently configured, the Internet may not support an increase in the number or requirements of our users. In addition, there have been outages and delays on the Internet as a result of damage to the current infrastructure. The amount of traffic on EarthWeb's online services could be materially af-fected if there are outages or delays in the future. The use of the Internet may also decline if there are delays in the development or adoption of modifi-cations by third parties that are required to support increased levels of ac-tivity on the Internet. If none of the foregoing changes occur, or if the Internet does not become a viable commercial medium, our business, results of operations and financial condition could be materially adversely affected. In addition, even if those changes occur, we may be required to spend significant amounts to adapt our online services to any new or emerging technologies relat-ing to the Internet.

Capacity constraints or systems failures could materially and adversely affect our business

The performance of our online services is critical to:

 .  our reputation;
 . our ability to attract advertisers to our services; and . achieving market acceptance of our online services.

Any system failure, including network, software or hardware failure, that causes interruption or an increase in response time of our online services could result in decreased usage of our services. If these failures are sus-tained or repeated, they could reduce the attractiveness of our online services to our users, vendors and advertisers. An increase in the volume of queries conducted through our online services could strain the capacity of the software or hardware we employ, which could lead to slower response time or system fail-ures, that could adversely affect our advertising revenues. We also face tech-nical challenges associated with higher levels of personalization and localiza-tion of content delivered to users of our online services. The process of man-aging advertising within our large, high traffic Internet online service is an increasingly important and complex task. EarthWeb relies on both internal and licensed third party advertising, inventory management and analysis systems. We could incur so-called "make good" obligations to our advertising customers if an extended failure of our advertising system results in incorrect advertising insertions. By displacing advertising inventory, these obligations could defer advertising revenues and thereby have a material adverse effect on our busi-ness, results of operations and financial condition.

Our operations are dependent in part upon our ability to protect our operating systems against:

 .  physical damage from acts of God;
 .  power loss;
 .  telecommunications failures;
 .  physical and electronic break-ins;
 .  computer viruses; and
 .  similar events.

The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our online services, which could have a mate-rial adverse effect on our business, results of operations and financial condi-tion.

We may face liability for the services that we provide

Because content made available by third parties may be downloaded by the online services operated or facilitated by us and may be subsequently distributed to others, there is a potential that claims will be asserted against EarthWeb for defamation, negligence or personal injury, or based on other theories due to the nature of the content. These claims have been brought, and sometimes suc-cessfully asserted, against other online service providers. In addition, we could be exposed to liability with respect to the selection of listings that may be accessible through our online services or through content and materials that may be posted by users in our classifieds, bulletin board or chat room services. By providing hypertext links to Internet sites operated by other providers, third parties may attempt to assert claims or liability for wrongful actions by these other providers through these Internet sites. It is also pos-sible that users could claim that we were responsible for losses incurred in reliance on information provided on EarthWeb's online services. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to provide full indemnification. Any impo-sition of liability or legal defense expenses that are not covered by insurance or are in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Consumers may sue us if any of the products that we sell online are defective, fail to perform properly or injure the user. To date, we have had very limited experience in the sale of products online and the development of relationships with manufac-turers or suppliers of such products. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage our reputation and our business.

Misappropriation of our intellectual property could harm our reputation, affect our competitive position and cost us money

We believe that our service marks and other proprietary rights are important to our success and competitive position. We have registered some of our service marks in the United States and abroad. We also limit access to and distribution of our proprietary information, as well as proprietary information licensed from third parties. Our management cannot ensure that these strategies will be adequate to deter misappropriation of our proprietary information and material.

Despite our efforts to protect our intellectual property, we face the follow-ing risks:

 .  non-recognition or inadequate protection of our proprietary rights in vari-
   ous foreign countries;
 .  undetected misappropriation of our proprietary information or materials;
 .  development of similar technologies by competitors;
 .  unenforceablity of the non-competition agreements entered into by our em-
   ployees; and
 .  infringement claims, even if not meritorious.

If any of these risks materialize, we could be required to pay significant amounts to defend our rights and our managerial resources could be diverted.

Legal standards relating to the validity, enforceability and scope of protec-tion of various intellectual property rights in Internet-related industries are uncertain and still evolving, and no assurance can be given as to the fu-ture viability or value of any intellectual property rights of EarthWeb or other companies within the IT industry. We generally enter into confidential-ity agreements with our employees, consultants, vendors and customers, license agreements with third parties and generally seek to control access to and dis-tribution of our technology, documentation and other proprietary information. EarthWeb pursues the registration of its service marks in the United States and internationally. We have obtained United States service mark registrations for EarthWeb and its related logo (the "Fang Logo Design"), have been assigned Plugin Datamation and Datamation and have applied for the registration of ad-ditional service marks, including developer.com. Effective trademark, copy-right and trade secret protection may not be available in every country in which EarthWeb's online services are distributed or made available through the Internet. The steps we have taken to protect our proprietary rights may not be adequate, and third parties could infringe or misappropriate our copyrights, service marks, trade dress and similar proprietary rights.

We have licensed in the past, and expect to license in the future, various el-ements of our distinctive trademarks, service marks, trade dress, trade se-crets and similar proprietary rights to third parties. While we attempt to en-sure that the quality of our several brands is maintained by these licensees, no assurance can be given that these licensees will not take actions that could materially and adversely affect the value of proprietary rights or the reputation of our online services, either of which could have a material ad-verse effect on business, results of operation and financial condition. Also, we are aware that third parties have from time to time copied significant por-tions of developer.com directory listings for use in competitive Internet navigational tools and services, and we cannot guaranty that the distinctive elements of developer.com can be protected under copyright law. See "Busi-ness--Intellectual Property" for more information concerning our intellectual property.

We may be liable if third parties misappropriate our users' personal information

If third parties were able to penetrate our network security or otherwise mis-appropriate our users' personal information or credit card information, we could be subject to liability. This liability could include claims for unau-thorized purchases with credit card information, impersonation or other simi-lar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could re-sult in litigation. In addition, the Federal Trade Commission and state agen-cies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Our business is subject to U.S. and foreign government regulation of the Internet and taxation

Congress and various state and local governments, as well as the European Union, have recently passed legislation that regulates various aspects of the Internet, including online content, copyright infringement, user privacy, tax-ation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations are also considering legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include libel, pricing, quality of products and services and intellectual property ownership. A number of propos-als have been made at the state and local level that would impose taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of e-commerce and could adversely affect our future results of operation and financial condition.

A law imposing a three-year moratorium on new taxes on Internet-based transac-tions has recently been enacted in the US. This moratorium relates to new taxes on Internet access fees and state taxes on e-commerce that discriminate against out-of-state Web sites. Sales or use taxes imposed by those buying or selling products or services over the Internet will not be affected by this moratorium. We have not yet been able to determine how we will be affected by this moratorium. To the extent that the moratorium provides a material benefit, its expiration after three years could have a material ad-verse effect on our financial condition and results of operations.

Because these laws are relatively new and still in the process of being imple-mented, it is not known how courts will interpret both existing and new laws. Therefore, EarthWeb's management is uncertain as to how new laws or the appli-cation of existing laws will affect our business. Increased regulation of the Internet may reduce the use of the Internet, which could decrease the demand for our services, increase our cost of doing business or otherwise have a mate-rial adverse effect on our business, results of operations and financial condi-tion. See "Business--Regulation" for a more complete description of the regula-tions that govern our industry.

Risks Relating to the Offering

Our stock price, like that of other Internet companies, is volatile

EarthWeb's common stock began trading on the Nasdaq National Market on November 11, 1998 and its market price has been highly volatile. The price range for our common stock has ranged from a low of $31 to a high of $85 since it began trad-ing on the Nasdaq National Market. In addition, the overall market for the eq-uity securities issued by Internet-related companies has been volatile. This volatility may continue. Factors that may materially adversely affect the mar-ket price of our common stock include:

 .  variations in our financial results and earnings;
 .  failure to meet or exceed estimates by securities analysts;
 .  fluctuations in the stock prices of our competitors;
 .  any loss of key management;
 .  adverse regulatory actions or decisions;
 .  announcements of extraordinary events, including material litigation or ac-
   quisitions or changes in pricing policies by us or our competitors;
 . changes in the market for our online services; and . general economic, political and market conditions.

Our business could be hurt if management uses our proceeds from this offering ineffectively

Our management will have significant flexibility in applying the net proceeds of this offering that we receive. We intend to use the proceeds of this offer-ing that we receive for general corporate purposes. These purposes could in-clude strategic acquisitions or investments, international expansion, technical upgrades of internal systems and working capital requirements. The failure of our management to apply these proceeds effectively could have a material ad-verse effect on our business, results of operations and financial condition. See "Use of Proceeds" for a more detailed description of how management intends to apply the proceeds of this offering that we receive. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We are controlled by a small number of investors

Immediately following this offering, the stockholders set forth below (and
their affiliates) collectively will beneficially own approximately   % of the
outstanding shares of common stock and will individually own the percentage set forth opposite their respective names:

   Directors                          %
   Executive officers                 %
   Warburg, Pincus Ventures, L.P.     %

If the stockholders listed above choose to act or vote in concert, they will have the power to influence the election of EarthWeb's directors, the appoint-ment of new management and the approval of any other action requiring the ap-proval of EarthWeb's stockholders, including any amendments to our certificate of incorporation and mergers or sales of all of its assets. In addition, with-out the consent of these stockholders, EarthWeb could be prevented from enter-ing into potentially beneficial transactions. Conversely, third parties could be discouraged from making a tender offer or bid to acquire EarthWeb at a price per share that is above the price at which the common stock trades on the Nasdaq National Market.

Substantial sales of our common stock could adversely affect our stock price

In connection with our acquisition of dice.com and MicroHouse, we issued 577,778 shares of common stock to the former owners of dice.com and issued 50,856 shares of common stock and a note convertible into 126,475 shares of common stock to the former shareholders of MicroHouse. These shareholders have agreed to restrict their sales of these shares of common stock to a limited number of shares per quarter. However, in the event that all of these shares available for sale in any quarter are all sold on one day, such sales may have an adverse effect in the market price of our common stock. See "Description of Capital Stock--Registration Rights" for a description of the registration rights granted to holders of such shares.

Our charter documents could make it more difficult for a third party to acquire us

Various provisions of our certificate of incorporation and by-laws are designed to discourage or prevent a third party from acquiring control of EarthWeb. Our by-laws include restrictions on who may call a special meeting of stockholders, and either a majority of the board of directors or the holders of 66.66% of the outstanding capital stock of EarthWeb, which are entitled to vote in the elec-tions of the board of directors, must approve all amendments to EarthWeb's by-laws.

EarthWeb's certificate of incorporation authorizes the board of directors to issue up to 2,000,000 shares of "blank check" preferred stock. The board of di-rectors will have the authority without action by EarthWeb's stockholders to fix the rights, privileges and preferences of, and to issue shares of this pre-ferred stock. In addition, EarthWeb's certificate of incorporation provides that the board of directors will be divided into three classes with the direc-tors serving staggered three-year terms. Only the holders of 66.66% of the out-standing capital stock of EarthWeb that are entitled to vote in the elections of the board of directors can amend this provision. See "Description of Capital Stock--Preferred Stock," and "Description of Capital Stock--Anti-Takeover Pro-visions" for a more complete description of the capitalization of EarthWeb and the relevant provisions of our certificate of incorporation and by-laws.

                                ---------------

This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expec-tations and intentions. These statements may be identified by the use of words like "believes," "expects," "may", "will," "should," "seeks," "pro forma," or "anticipates," and similar expressions. Our actual results could differ materi-ally from those discussed in these statements. Factors that could contribute to these differences include those discussed above and elsewhere in this prospec-tus.

                                Use of Proceeds

The net proceeds to EarthWeb from the sale of the 750,000 shares of common
stock we are offering are estimated to be approximately $    after deducting
underwriting discounts and estimated offering expenses payable by EarthWeb.

We expect to use the net proceeds for general corporate purposes, including ex-pansion of sales and marketing capabilities, possible strategic acquisitions or investments, international expansion, technical upgrade of internal systems and working capital requirements. We are constantly evaluating potential strategic acquisitions or investments, but at the present time we have no understandings, commitments or agreements with respect to any such acquisition or investment. Pending such uses, we intend to invest the net proceeds in U.S. government se-curities and investment-grade, interest-bearing instruments. The allocation of the net proceeds, will depend upon developments and opportunities in EarthWeb's business and the Internet industry in general.

The foregoing represents our intentions based upon our present plans and busi-ness conditions. The occurrence of unforeseen events or changed business condi-tions, however, could result in the application of the proceeds of the offering in a manner other than as described in this prospectus. See "Risk Factors--Our business could be hurt if management uses our proceeds from this offering inef-fectively." EarthWeb will not receive any proceeds from the sale of common stock by the selling stockholders.

                          Price Range of Common Stock

Earthweb's common stock has been quoted on the Nasdaq National Market under the symbol "EWBX" since November 11, 1998. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of the com-mon stock as reported on the Nasdaq National Market:

                                                                  -------------
                                                                    High    Low
                                                                  ------ ------
Year Ended December 31, 1998:
Fourth Quarter from November 11, 1998............................ $85.06 $31.00
Year Ending December 31, 1999:
First Quarter.................................................... $54.81 $35.50
Second Quarter through April 5, 1999............................. $71.88 $64.75

As of April 1, 1999, there were 112 holders of record of our common stock.

                                Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain any earnings to finance the expansion and development of our business. Any fu-ture determination of the payment of dividends will be made at the discretion of the board of directors based upon various conditions, including EarthWeb's earnings, financial condition and capital requirements as well as the economic and other conditions that the board of directors may deem relevant.

                                 Capitalization

The following table sets forth the capitalization of EarthWeb as of December 31, 1998 (1) on an actual basis, (2) on a pro forma basis to give effect to the acquisition of dice.com and (3) on a pro forma as adjusted to give effect to the sale of 750,000 shares of common stock by EarthWeb. This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the finan-cial statements of EarthWeb and notes thereto included elsewhere in this pro-spectus.

                                                  -----------------------------
                                                    As of December 31, 1998
                                                  -----------------------------
                                                                       ProForma
                                                                             As
                                                    Actual  Pro Forma  Adjusted
                                                  --------  ---------  --------
Dollars in thousands
Total long-term obligations...................... $     66   $  1,566     $
                                                  --------  ---------  --------
Stockholders' equity:
  Common stock, $.01 par value; 21,750,000 shares
   authorized; 7,903,761 shares issued and
   outstanding, actual, and 8,481,539 shares
   issued and outstanding, pro forma and
   shares issued and outstanding, pro forma as
   adjusted pro forma as adjusted (1)............       79         85
  Additional paid-in capital.....................   44,582     71,309
  Unearned compensation..........................     (327)      (327)
  Treasury stock at cost (4,713 shares)..........     (200)      (200)
  Accumulated deficit............................  (17,282)   (17,282)
                                                  --------  ---------  --------
    Total stockholders' equity...................   26,852     53,585
                                                  --------  ---------  --------
    Total capitalization......................... $ 26,918   $ 55,151     $
                                                  ========  =========  ========

(1) Excludes: (a) 174,496 shares of common stock issuable upon exercise of op-tions outstanding, as of April 1, 1999, at a weighted average exercise price of
$    per share; and (b) 375,000 (subject to an annual increase) and 159,000
(subject to an annual increase) shares of common stock reserved for future is-suance under the 1998 stock incentive plan and the 1998 employee stock purchase plan, respectively. See "Management--Benefit Plans" and "Description of Capital Stock."

                                    Dilution

  The pro forma net tangible book value of EarthWeb as of December 31, 1998 to reflect the acquisition of dice.com was $18.4 million, or $2.17 per share of common stock. Pro forma net tangible book value per share represents the amount of EarthWeb's pro forma total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the 750,000 shares of common stock offered by EarthWeb hereby at an as-
sumed public offering price of $   per share and the application of the esti-
mated net proceeds, the pro forma net tangible book value of EarthWeb as of De-
cember 31, 1998 would have been $   million, or $   per share of common stock.
This represents an immediate increase in the pro forma net tangible book value
of $   per share to existing stockholders and an immediate dilution in the pro
forma net tangible book value of $   per share to new investors of common stock
in the this offering. The following table illustrates this per share dilution:


                                                                -----------
Assumed public offering price per share.......................        $
                                                                      -----
Pro forma net tangible book value per share as of December 31,
 1998.........................................................  $2.17
Increase in pro forma net tangible book value per share
 attributable to new investors................................
                                                                -----
Pro forma net tangible book value per share after the
 offering.....................................................
                                                                      -----
Dilution per share to new investors...........................        $
                                                                      =====

                            Selected Financial Data

The selected financial data should be read in conjunction with EarthWeb's fi-nancial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from the audited financial statements of EarthWeb and are included elsewhere in this prospectus. The balance sheet data as of December 31, 1995 and 1996 and the statement of operations data for the year ended December 31, 1995 are derived from the audited financial statements of EarthWeb not included herein. The historical results presented here are not necessarily indicative of future results.

                                                     ------------------------------------------
                                                             Year ended December 31,
                                                     ------------------------------------------
                                                          1995       1996       1997       1998
Dollars in thousands, except per share data          ---------  ---------  ---------  ---------
Statement of Operations Data:
Revenues...........................................     $   --     $  472     $1,135    $ 3,349
Cost of revenues...................................         --        314      1,358      2,131
                                                     ---------  ---------  ---------  ---------
Gross profit (deficit).............................         --        158       (223)     1,218
                                                     ---------  ---------  ---------  ---------
Operating expenses
  Product development..............................         36         68      1,003      1,476
  Sales and marketing..............................         --        252      1,018      4,546
  General and administrative.......................        626      1,802      2,567      3,357
  Depreciation and amortization....................         42        101        893      1,116
                                                     ---------  ---------  ---------  ---------
    Total operating expenses.......................        704      2,223      5,481     10,495
                                                     ---------  ---------  ---------  ---------
Loss from operations...............................       (704)    (2,065)    (5,704)    (9,277)
Interest and other income, net.....................        (1)         61        267        307
                                                     ---------  ---------  ---------  ---------
Loss from continuing operations....................       (705)    (2,004)    (5,437)    (8,970)
Loss from discontinued operations..................         65        (42)    (2,384)        --
                                                     ---------  ---------  ---------  ---------
Net loss...........................................     $ (640)   $(2,046)   $(7,821)   $(8,970)
                                                     =========  =========  =========  =========
Basic and diluted net loss per share from
 continuing operations.............................     $(0.24)   $ (0.69)   $ (1.13)   $ (1.53)
Basic and diluted net loss per share from
 discontinued operations...........................       0.02      (0.01)     (0.50)        --
                                                     ---------  ---------  ---------  ---------
Basic and diluted net loss per share...............     $(0.22)   $ (0.70)   $ (1.63)   $ (1.53)
                                                     =========  =========  =========  =========
Weighted average shares outstanding used in
 computing basic and diluted net loss per share....  2,925,000  2,925,000  4,812,055  5,880,467
                                                     =========  =========  =========  =========
                                                     ------------------------------------------
                                                               As of December 31,
                                                     ------------------------------------------
                                                          1995       1996       1997       1998
Dollars in thousands                                 ---------  ---------  ---------  ---------
Balance Sheet Data:
Cash and cash equivalents..........................     $  886     $3,779     $4,775    $25,292
Working capital....................................        865      3,315      4,317     23,705
Total assets.......................................      1,393      5,652      8,514     30,477
Long-term obligations..............................         25         94         85         66
Stockholders' equity...............................      1,251      4,259      6,445     26,852

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Overview

EarthWeb is the leading provider of business-to-business online services for the global IT industry. EarthWeb's network of sites is a central hub for vari-ous constituents of the IT industry. EarthWeb's integrated online services ad-dress the needs of these constituents for content, career management and re-cruiting, commerce and community.

From its inception in 1994 until mid-1997, EarthWeb primarily developed and maintained Web sites and online commerce infrastructures for its customers. During this period, substantially all of EarthWeb's revenues were derived from development contracts, maintenance fees and software license fees. During 1996, EarthWeb began developing online services for IT professionals. EarthWeb's op-erations not related to providing online services to IT professionals were dis-continued in 1997 and have been recorded as discontinued operations for all pe-riods. In early 1999, EarthWeb continued to broaden its online services to ad-dress the needs of other constituents of the IT industry.

Through December 31, 1998, EarthWeb purchased five Web sites to expand and ex-tend its online service offerings. In August 1997, EarthWeb acquired jars.com, the Web site of the Java Applet Rating Service, for $1.1 million, consisting of a $500,000 cash payment at closing and four quarterly payments of $150,000. Jars.com is a premier online service providing ratings and reviews of Java and other source code. In February 1998, EarthWeb acquired the companion Web sites htmlgoodies.com and javagoodies.com, which provide tutorials and other techni-cal resources for Web developers. In April 1998, EarthWeb acquired intranetjournal.com, a leading online service for Intranet managers. In May 1998, EarthWeb acquired javascripts.com, an online service that complements EarthWeb's other offerings by providing a large repository of JavaScript source code. In July 1998, EarthWeb acquired datamation.com, which provides online ar-ticles, resources and product analysis for IT enterprise managers. The aggre-gate cost of these Web site acquisitions totaled approximately $949,000. At De-cember 31, 1998, EarthWeb had intangible assets of approximately $1.1 million, primarily related to the acquisitions of jars.com and datamation.com. Intangi-ble assets resulting from these acquisitions will be amortized on a straight-line basis over a period of three years.

Subsequent to December 31, 1998, EarthWeb has completed four additional acqui-sitions. In February 1999, EarthWeb completed the acquisition of D&L Online, which owns dice.com, a leading online job posting service for IT professionals, for approximately $35 million in shares of common stock and cash (of which ap-proximately $3 million is payable through February 2000) with additional con-sideration of up to $12 million to be paid based upon future performance. Gocertify.com, which provides users with information on technical certification programs, was also acquired in February 1999. In March 1999, EarthWeb acquired substantially all of the assets of The Perl Journal, a leading technical publi-cation for developers using the Perl programming language, and the related Web site TPJ.com. The aggregate purchase price for gocertify.com and The Perl Jour-nal was $980,000, of which $750,000 is payable through March 2000 in the form of common stock or cash, with additional consideration to be paid based upon future performance. In March 1999, EarthWeb acquired all of the capital stock of MicroHouse International, Inc. for approximately $9 million in shares of common stock, convertible notes and cash. These acquisitions will be accounted for using the purchase method of accounting, and accordingly, the purchase price of each will be allocated to assets acquired and liabilities assumed based on their respective fair values. See Note 10 to EarthWeb's financial statements. Intangible assets resulting from these acquisitions will be amor-tized on a straight-line basis over a period of three to five years.

EarthWeb currently derives substantially all of its revenue from advertisements and sponsorships on its online services. EarthWeb first recognized revenues from advertising in June 1996 and advertising revenues constituted 95%, 86% and 100% of EarthWeb's total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. Prior to 1998, EarthWeb utilized third party firms to sell and service advertisements on EarthWeb's sites. At the end of the third quarter of 1997, EarthWeb hired its first sales employee and in the first quar-ter of 1998, EarthWeb began relying predominantly on its in-house sales force. EarthWeb's in-house sales force has increased the average cost per thousand
(CPM) to advertise by marketing the advantages of using EarthWeb's online serv-ices to reach the IT industry. EarthWeb also derives revenues from online com-merce, brand licensing and subscription fees.

Advertising revenue is recognized in the period in which the advertisement is displayed, provided that no significant EarthWeb obligations remain and the collection of the receivable is probable. EarthWeb obligations typically in-clude guar-antees of a minimum number of "impressions" (times that an advertisement is viewed by users of EarthWeb's online services over a specified period of time). Typically, if the minimum number of impressions is not achieved, EarthWeb will extend the advertising campaign until the related guarantee is met, which would result in delayed revenue recognition. EarthWeb records revenues and expenses for barter transactions (receipt of advertisements or other goods or services in exchange for advertisements on its online services) at the lesser of the es-timated fair value of the advertisements, goods or services received or the fair value of the advertisements given. In future periods, management intends to maximize cash advertising revenues, although EarthWeb will continue to enter into barter advertising transactions as appropriate.

In order to expand its online services, EarthWeb anticipates incurring addi-tional expenses to increase its product development and sales and marketing ef-forts, pursue additional strategic acquisitions and support the growth of the organization. The sales and marketing expenses will primarily include expenses related to hiring additional employees and increasing advertising and brand promotion activities. As a result of these expenditures and other factors, EarthWeb expects to continue to incur losses in the foreseeable future.

EarthWeb expects to experience significant fluctuations in its future quarterly results due to a variety of factors, many of which are outside of EarthWeb's control. These factors include the level of usage on the Internet, demand for Internet advertising, the addition or loss of advertisers, the level of user traffic on EarthWeb's online services, economic conditions specific to the Internet industry and online media and economic conditions generally. Manage-ment believes that its revenues are also subject to seasonal fluctuations be-cause advertisers generally place fewer advertisements during the first and third calendar quarters of each year. EarthWeb believes that, as a percentage of revenues, expenses (primarily sales commissions) may fluctuate between peri-ods based on the growth of revenues; however, EarthWeb expects expenses to con-tinue to grow in absolute dollars for the foreseeable future.

Results of Operations

Year ended December 31, 1998 compared to year ended December 31, 1997
Revenues. Revenues for the year ended December 31, 1998 increased 195% to $3.3 million from $1.1 million for the year ended December 31, 1997. The increase in revenues was due to an increase in advertising revenues of $2.2 million. Ap-proximately 62% of the growth in advertising revenues was attributable to an increase in the volume of advertising sold. A secondary reason for the increase in advertising revenue was the ability of EarthWeb's in-house sales force to sell advertising at a higher price. Management does not expect significant price increases in the future and expects to derive growth in revenues primar-ily through increased volume of advertising sold.

Barter transactions accounted for approximately 25% and 16% of revenues for the years ended December 31, 1998 and 1997, respectively. For both periods barter advertising revenues primarily related to the exchange of advertisements with other companies.

Cost of Revenues. EarthWeb's cost of revenues consists primarily of employee salaries and related expenses (including payroll taxes and benefits), consult-ing fees, freelance writing costs, Internet access and hosting fees, computer related expenses and content licensing fees required to support and deliver EarthWeb's online services. Cost of revenues for the year ended December 31, 1998 increased 57% to $2.1 million or 63.6% of net revenues from $1.4 million or 120% of net revenues for the year ended December 31, 1997. The increase in cost of revenues was primarily attributable to increased employee salaries and related expenses, consulting fees, and freelance writing costs due to the ex-pansion of EarthWeb's online service offerings.

Product Development Expenses. EarthWeb's product development expenses consist primarily of employee salaries and related expenses (including payroll taxes and benefits), consulting fees and computer leasing costs required to support the development of new service offerings. Product development expenses for the year ended December 31, 1998 increased 47% to $1.5 million from $1.0 million for the year ended December 31, 1997. The increase in product development ex-penses was primarily attributable to the expansion of EarthWeb's online service offerings, which included the production of the ITKnowledge.com subscription service, which was launched in October 1998.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising (including expenses recorded for barter transactions), employee salaries, commissions and related expenses (including payroll taxes and bene-fits) of EarthWeb's sales force and marketing personnel, promotional materials and trade show exhibition expenses. Sales and marketing expenses for the year ended December 31, 1998 increased 347% to $4.5 million from $1.0 million for the year ended December 31, 1997. The increase was primarily attributable to an increase in advertising expenses of $2.0 million and salaries, commissions and related costs of $1.6 million for the in-house advertising sales force, which did not exist during 1997. Barter transactions accounted for approximately 19% and 18% of sales and marketing expenses for 1998 and 1997, respectively. Management ex-pects sales and marketing expenses to increase due to the growth of its sales force and its planned increase in advertising and promotional activities.

General and Administrative Expenses. General and administrative expenses con-sist primarily of employee salaries and related expenses (including payroll taxes and benefits) for executive, administrative, and accounting personnel, facility costs, recruiting fees, insurance costs and professional fees. Gen-eral and administrative expenses for the year ended December 31, 1998 in-creased 31% to $3.4 million from $2.6 million for the year ended December 31, 1997. The increase in general and administrative expenses was primarily at-tributable to increased consulting fees, professional fees and employee sala-ries and related expenses (including payroll taxes & benefits). Management ex-pects general and administrative expenses to increase in future periods due to the growth of the business.

Depreciation and Amortization. Depreciation and amortization consists primar-ily of depreciation of property and equipment and amortization of intangible assets related to acquisitions. Depreciation and amortization for the year ended December 31, 1998 increased 25% to $1.1 million from $893,000 for the year ended December 31, 1997. The increase was primarily a result of addi-tional depreciation on property and equipment and amortization of intangible assets from acquisitions. Management expects depreciation and amortization to increase due to the amortization of goodwill from several acquisitions in 1999.

Interest and Other Income, Net. Interest and other income, net consists pri-marily of interest earned on cash and cash equivalents. Interest and other in-come, net for the year ended December 31, 1998 increased 15% to $307,000 from $267,000 for the year ended December 31, 1997. The increase was primarily the result of higher average cash balances during 1998, primarily from the pro-ceeds of EarthWeb's initial public offering.

Income Taxes. No provision for federal and state income taxes has been re-corded as EarthWeb has incurred net operating losses through December 31, 1998. As of December 31, 1998, EarthWeb had approximately $16.3 million of net operating loss carryforwards for federal income tax purposes, that begin to expire in 2011, available to offset future taxable income. Given EarthWeb's limited operating history, losses incurred to date and the difficulty in accu-rately forecasting EarthWeb's future results, management does not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full valuation allowance has been recorded.

Year ended December 31, 1997 compared to year ended December 31, 1996 Revenues. Revenues for 1997 increased 140% to $1.1 million from $472,000 for 1996. The increase resulted from growth in the volume of advertising impres-sions sold and a full year of advertising sales activity in 1997 compared to only seven months of advertising sales activity in 1996. During 1997, the av-erage selling price for advertising did not change substantially compared to 1996 levels. Barter transactions accounted for approximately 16% and 55% of revenues for the years ended 1997 and 1996, respectively. During 1997, barter advertising revenues primarily related to the exchange of advertisements with other companies. In 1996, as a result of the contribution by Sun Microsystems of server equipment with a value of $257,000 in exchange for advertising, EarthWeb recorded a one-time barter transaction.

Cost of Revenues. The cost of revenues for 1997 increased 332% to $1.4 million from $314,000 for 1996. This increase was primarily the result of costs re-lated to the growth of EarthWeb's online business, which included hiring addi-tional content and productions personnel resulting in increased employee sala-ries and related expenses (including payroll taxes and benefits) of $821,000.

Product Development Expenses. Product development expenses for 1997 increased 1,367% to $1.0 million from $68,000 in 1996. The increase in product develop-ment expenses was primarily the result of increased salaries and related ex-penses (including payroll taxes and benefits) of $580,000, and consultant fees of $252,000 to support the development of EarthWeb's online services.

Sales and Marketing Expenses. Sales and marketing expenses for 1997 increased 304% to $1.0 million from $252,000 in 1996. The increase in sales and market-ing expenses was primarily the result of an increase in marketing activities, including advertising, trade show exhibitions, and promotional activities, which increased $493,000, and employee salaries and related costs (including payroll taxes and benefits), which increased $163,000. Expenses from barter transactions were 18% and 0% of sales and marketing expenses for 1997 and 1996, respectively.

General and Administrative Expenses. General and administrative expenses for 1997 increased 42% to $2.6 million from $1.8 million in 1996. The increase in general and administrative expenses was predominantly the result of increased salaries and related expenses (including payroll taxes and benefits) of $550,000, with the balance of the increase primarily due to increases in rent expense for EarthWeb's additional office space and recruiting costs.

Depreciation and Amortization. Depreciation and amortization for 1997 increased 785% to $893,000 from $101,000 for 1996. This increase was primarily the result of additional depreciation on property and equipment and amortization of intan-gible assets from the jars.com acquisition. In addition, depreciation and amor-tization expense for 1997 included a write-off of intangible assets of $337,000 related to the jars.com acquisition.

Interest and Other Income, Net. Interest and other income, net for 1997 in-creased 334% to $267,000 from $61,000 for 1996. The increase was the result of higher average cash balances during 1997.

Quarterly Results of Operations

The following table sets forth unaudited quarterly statement of operations data for each of the four quarters during the years ended December 31, 1997 and 1998. In the opinion of management, this information has been prepared substan-tially on the same basis as the audited financial statements appearing else-where in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. The quarterly data should be read in conjunction with the audited financial statements of EarthWeb and the notes thereto appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any fu-ture period.

                          ----------------------------------------------------------------------------------
                                                         Quarter ended
                          ----------------------------------------------------------------------------------
                          March 31,  June 30,  Sept. 30,  Dec. 31,  March 31,  June 30,  Sept. 30,  Dec. 31,
                               1997      1997       1997      1997       1998      1998       1998      1998
Dollars in thousands      ---------  --------  ---------  --------  ---------  --------  ---------  --------
Revenues:
 Advertising............    $   261   $   239    $   177   $   294    $   284   $   640    $   885   $ 1,357
 Other..................         69        23         17        55         24        26         59        74
                            -------   -------    -------   -------    -------   -------    -------   -------
 Total revenues.........        330       262        194       349        308       666        944     1,431
                            -------   -------    -------   -------    -------   -------    -------   -------
Cost of revenues........        258       343        346       411        395       398        601       737
Gross Profit (deficit)..         72       (81)      (152)      (62)       (87)      268        343       694
                            -------   -------    -------   -------    -------   -------    -------   -------
Operating expenses:
 Product development....        237       239        291       236        246       310        434       485
 Sales and marketing....        159       265        328       266        333       477      1,082     2,655
 General and
  administrative........        610       686        706       565        605       727        914     1,111
 Depreciation and
  amortization..........         63        77        199       554        233       244        311       328
                            -------   -------    -------   -------    -------   -------    -------   -------
 Total operating
  expenses..............      1,069     1,269      1,524     1,621      1,417     1,758      2,741     4,579
                            -------   -------    -------   -------    -------   -------    -------   -------
Loss from operations....       (997)   (1,348)    (1,676)   (1,683)    (1,504)   (1,490)    (2,398)   (3,885)
Interest and other
 income, net............         41        26        125        75         47        31         42       187
                            -------   -------    -------   -------    -------   -------    -------   -------
Loss from continuing
 operations.............       (956)   (1,322)    (1,551)   (1,608)    (1,457)   (1,459)    (2,356)   (3,698)
Loss from discontinued
 operations.............       (172)     (377)      (631)   (1,204)        --        --         --        --
                            -------   -------    -------   -------    -------   -------    -------   -------
Net loss................    $(1,128)  $(1,699)   $(2,182)  $(2,812)   $(1,457)  $(1,459)   $(2,356)  $(3,698)
                            =======   =======    =======   =======    =======   =======    =======   =======

As a result of EarthWeb's limited operating history, EarthWeb does not have historical financial data for a significant number of periods on which to base planned operating expenses. EarthWeb's expense levels are based in part upon its expectations concerning future revenue and, to a certain extent, are fixed. Quarterly revenues and operating results depend substantially upon the adver-tising revenues received within the quarter, which are difficult to forecast accurately. Accordingly, the cancellation or deferral of a small number of ad-vertising contracts could have a material adverse effect on EarthWeb's busi-ness, results of operations and financial condition. EarthWeb may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to EarthWeb's expectations would have an immediate adverse effect on EarthWeb's business, re-sults of operations and financial condition.

Due to the foregoing factors, quarterly revenues and results of operations are difficult to forecast, and EarthWeb does not believe that period-to-period com-parisons of its operating results will necessarily be meaningful and should not be relied upon as indicators of future performance. In one or more future quar-ters EarthWeb's results of operations may fall below the expectations of secu-rities analysts and investors. In such event, the trading price of the common stock would likely be materially adversely affected.

EarthWeb has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend EarthWeb's online service brands, the rejection of EarthWeb's services by Internet consumers, vendors and/or advertisers, the inability of EarthWeb to maintain and increase the lev-els of traffic on its online services, as well as other risks and uncertain-ties.

Liquidity and Capital Resources

EarthWeb historically has satisfied its cash requirements primarily through of-ferings of convertible preferred stock and common stock and lease financings.

Net cash used in operating activities was $6.5 million for the year ended De-cember 31, 1998 and $6.7 million for the year ended December 31, 1997. Cash used in operating activities for 1998 resulted primarily from a net loss of $9.0 million offset by an increase in accounts payable and accrued expenses of $2.3 million and depreciation and amortization of $1.1 million. Cash used in operating activities in 1997 was primarily attributable to a net loss of $7.8 million, partially offset by depreciation and amortization of $893,000.

Net cash used in investing activities for the year ended December 31, 1998 of $2.2 million was primarily attributable to purchases of fixed assets of $1.1 million and acquisitions of $1.3 million. Net cash used in investing activities of $2.3 million for 1997 was primarily attributable to cash used for the pur-chase of fixed assets of $954,000, acquisitions of $812,000 and a restricted cash deposit of $512,000 collateralizing letters of credit.

Net cash from financing activities was $29.3 million for the year ended Decem-ber 31, 1998 and $10 million for the year ended December 31, 1997. In November 1998, EarthWeb completed its initial public offering of common stock in which 2,100,000 shares were issued at a price of $14.00 per share. Proceeds from the offering net of offering costs were approximately $25.8 million. In June 1998, EarthWeb issued 436,446 shares of common stock to EarthWeb LLC through a pri-vate placement, in consideration of net proceeds of $3.7 million. In June 1997, EarthWeb issued shares of Series B Convertible Preferred Stock through a pri-vate placement in consideration of net proceeds of $10 million.

EarthWeb will continue to evaluate possible acquisitions of, or investments in, business products and technologies that are complementary to those of EarthWeb, which may require the use of cash. Management believes that existing cash bal-ances, together with anticipated proceeds from this offering, will be suffi-cient to meet anticipated cash requirements for at least the next twelve months; however, EarthWeb may sell additional equity or debt securities or ob-tain credit facilities. The sale of additional securities could result in dilu-tion to EarthWeb's stockholders.

Year 2000

The Year 2000 issue involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two di-gits rather than four to define the applicable year. For example, computer pro-grams that contain time-sensitive software may recognize a date using two di-gits of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send in-voices or engage in similar ordinary business activities.

EarthWeb believes that its internal software and hardware systems will function properly with respect to dates in the year 2000 and thereafter and has com-pleted its internal IT and non-IT assessment. Nonetheless, there can be no as-surance in this regard until such systems are operational in the year 2000. EarthWeb is currently creating contingency plans in the event of Year 2000 failures. EarthWeb has contacted all of its significant suppliers to determine the extent to which EarthWeb's systems are vulnerable to those third parties' failure to make their own systems Year 2000 compliant. EarthWeb was informed by such suppliers that their systems are Year 2000 compliant. Additionally, any Year 2000 problems experienced by EarthWeb's advertising customers could affect the placement of advertisements on EarthWeb's online services. In the event any of EarthWeb's suppliers or vendors prove not to be Year 2000 compliant, EarthWeb believes that it could find a replacement vendor or supplier which is Year 2000 compliant without significant delay or expense. However, if substan-tially all of EarthWeb's suppliers and vendors prove not to be Year 2000 com-pliant and if EarthWeb experiences difficulties in finding replacement vendors, then, as a result, EarthWeb's business could be materially adversely affected. The failure to correct material Year 2000 problems by EarthWeb's suppliers and vendors could result in an interruption in, or a failure of, certain normal business activities or operations of EarthWeb. Such failure could materially and adversely affect EarthWeb's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting from the uncertainty of the Year 2000 readiness of third-party sup-pliers and vendors, EarthWeb is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on EarthWeb's results of operations, liquidity or financial condition.

To date, EarthWeb has spent an immaterial amount on Year 2000 compliance issues and expects to incur no significant costs in the future for Year 2000 problems.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Soft-ware Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effec-tive for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for computer software developed or ob-tained for internal use including the requirement to capitalize specified costs and amortization of such costs. EarthWeb does not expect the adoption of this standard to have a material effect on EarthWeb's capitalization policy.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for financial statements for years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As EarthWeb has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on EarthWeb's re-sults of operations, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and report-ing standards of derivative instruments, including certain derivative instru-ments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As EarthWeb does not currently en-gage or plan to engage in derivative or hedging activities, there will be no impact on EarthWeb's results of operations, financial position or cash flows upon the adoption of this standard.

                                    Business

This section contains forward-looking statements which involve risks and uncer-tainties. EarthWeb's actual results could differ materially from those antici-pated in these forward-looking statements as a result of various factors, in-cluding those set forth under "Risk Factors" and elsewhere in this prospectus.

We are the leading provider of business-to-business online services for the global IT industry. International Data Corporation forecasts that the worldwide market for products and services will grow from an estimated $780 billion in 1998 to $1.1 trillion in 2002. Our network of sites is a central hub for vari-ous constituents of the IT industry, including:

     . Programmers and
      engineers         . Recruiters              . Hardware manufacturers
     . IT managers      . Corporate IT purchasers . Value-added resellers
     . Technical
      consultants       . Software publishers     . IT services firms

As a global intermediary for the IT industry, we are positioned as the trusted third party that offers an integrated environment where various constituents can share information, manage their careers, recruit personnel, transact busi-ness and interact with one another. We believe that we offer the most in-depth content and comprehensive range of business-to-business online services for the IT industry.

We have broadened our online content and services since our initial public of-fering in November 1998 to address the needs of the various constituents within the IT industry. We have added content in such areas as security, networking, hardware and Linux to address a wider range of IT industry segments. We have also expanded our online business-to-business services, in part through the ac-quisition of dice.com. In addition, our acquisition of MicroHouse added an im-portant line of subscription-based products. We intend to continue expanding the content we offer our users, the segments of the IT industry we address and the business-to-business services we provide.

Our business has grown substantially as measured by revenues, advertising cus-tomers and the size of our sales force. Our revenues increased from $1.1 mil-lion in 1997 to $11.1 million in 1998 on a pro forma basis to include our ac-quisition of dice.com. We have increased the number of our unique advertisers on our content areas to 168 in 1998 from 23 in 1997, and have broadened this advertiser base to include both technology and non-technology companies. Addi-tionally, dice.com had over 2,000 advertisers on its job board, more than dou-bling its advertising base since the beginning of 1998. Our subscription reve-nue stream has also grown rapidly. We have increased our subscriber base to over 12,000 paying customers. To support our growth, we have increased our ad-vertising sales force to 29 and our subscription sales force to 20.

Industry Overview

IT Industry
The role of information technology in companies and other organizations has ex-panded and has become even more critical to the successful implementation of business strategy. While IT traditionally has focused on internal systems, in-cluding accounting and human resources, IT is expanding its role by changing the way in which organizations interact with their suppliers, market and de-liver their products and services and support their customers. Companies in a broad range of businesses, including financial services, publishing, and com-puter hardware and software, have re-engineered their operations over the past several years to reach a greater variety of customers through the expanded use of technology. This expanded role of technology has continued to fuel the growth in the worldwide market for IT products and services, which IDC fore-casts will grow from an estimated $780 billion in 1998 to $1.1 trillion in 2002.

The IT industry is composed of a number of constituents, including:

 Constituents              Role
 ------------------------- ----------------------------------------------------
 Programmers and engineers Design, create and maintain technical infrastructure within an organization

 IT managers               Manage projects, engineers, programmers and
                           consultants and oversee the execution of their
                           organization's IT strategy

 Technical consultants     Work on an IT project on a contract basis

 Recruiters                Identify and place qualified technical professionals
                           in full and part-time positions

 Corporate IT purchasers   Buy hardware, software and technical services for
                           their organizations

 Software publishers       Create and license software programs

 Hardware manufacturers    Manufacture computer, hardware components and
                           peripherals

 Value-added resellers     Resell products of hardware manufacturers and
                           software publishers, and provide value-added
                           technical services

 IT services firms         Design, code, implement and maintain IT enterprise
                           applications and systems on a contract basis

Due to the rapid change in and the expansion of the IT industry, each of these constituents have the following needs for:

 . Content. Members of the IT industry need independent, in-depth and up-to-date content, such as reference and training material, source code, IT product information and other technical data. For example, IT purchasers need access to neutral, third-party reviews and surveys of hardware and software to inform their purchasing decisions. Engineers and programmers need access to source code, technical articles and skills training. IDC forecasts that the IT education and training market alone will grow from an estimated $16.5 billion in 1998 to $25.3 billion in 2002.

 . Career Management and Recruiting. Companies and other organizations depend on a qualified pool of IT professionals. Programmers, engineers and IT con-sultants use various career services for training, skill certifications and identifying employment and contract opportunities. Companies and other or-ganizations and their IT managers use these services to post job listings and hire IT personnel. EarthWeb estimates, based on industry data, that the total amount spent on IT recruiting was $18 billion in 1998, a 20% increase over 1997.

 . Commerce. The IT industry needs a marketplace to buy and sell IT products and services. For example, hardware manufacturers and software publishers need efficient ways to reach IT purchasers, and IT purchasers need special-ized stores that provide the products they require for their organization's technical infrastructure. Based on IT industry data, EarthWeb believes ex-penditures on IT books totalled an estimated $1 billion in 1996 and expen-ditures on IT reports and surveys totalled an estimated $1 billion in 1997.

 . Community. Members of the IT industry need a neutral third-party environ-ment to share information. For example, IT programmers, engineers and man-agers need a forum to discuss technical issues, and resolve technical prob-lems. In addition, the various constituents of the IT industry need updated calendars of IT industry conferences and events.

The IT industry devotes considerable time, effort and financial resources re-searching new technologies, seeking answers to technical questions, managing career development, identifying and recruiting qualified personnel, buying and selling products and services, and developing and implementing IT solutions. They have had to rely on fragmented and disparate sources to meet these needs, none of which have provided a comprehensive solution for content, career man-agement and recruiting, commerce and community.

Segments of the IT Industry

The IT industry is organized into particular segments and sub-segments as a re-sult of the growing complexity of the IT industry and the increasing need for specialization.

Segments             Description                          Major Sub-segments
------------------   ------------------------------------ --------------------------------------
Software             Creation of software applications    C/C++, Java, Visual Basic and other
 Development         using various programming languages, programming languages, object-oriented
                     tools and environments               technology and visual development
                                                          environments

Internet             Use of technologies based on         Internet, intranet, extranet, Web
 Technologies and    Internet protocols for communication sites, Internet commerce, Internet
 Web Development     and commerce both within and between security and Internet Protocols organizations

Enterprise           Deployment of sophisticated, large-  Systems management software, financial
 Management          scale software applications and      management systems, enterprise
                     systems to manage and support        resource planning, Year 2000,
                     functions within businesses and      middleware, server operating systems
                     other organizations                  such Linux and NT, data warehousing
                                                          and supply chain management

Networking and       Design, installation and management  Network and directory services, data
 Telecommunications  of infrastructure for data and voice and voice communications technologies,
                     communications                       wireless and mobile communications and
                                                          Internet
                                                          service provider network
                                                          infrastructure

Hardware             Design, manufacture, purchase and    Personal, midrange and mainframe
                     maintenance of computers, hardware   systems; computer chip, PC display,
                     components and peripherals           multimedia and disk storage
                                                          technologies

Services, Support    Services that support the            Systems integration, outsourced custom
 and Consulting      development, implementation and      development, systems design and
                     maintenance of enterprise computing  maintenance, outsourced network
                     systems                              management
                                                          and technical support

The Internet

The Internet enables millions of people worldwide to access current news and information, find and post job opportunities, conduct business electronically and create community among individuals with similar professional or personal interests. The number of Internet users worldwide is projected to grow from an estimated 142 million at the end of 1998 to 399 million by the year 2002, ac-cording to IDC. With this growth in the number of users, the Internet is emerg-ing as a mass communication and commerce medium, which offers advertisers and vendors distinct advantages over conventional media. The Internet permits ad-vertisers to target specific demographic groups, measure the effectiveness of their advertising campaigns and revise them in response to real-time feedback. Jupiter forecasts consumer-oriented Internet advertising will increase from an estimated $1.9 billion to $7.7 billion in the same period. The Internet pro-vides online merchants with the ability to reach a global audience and to oper-ate with minimal infrastructure, reduced overhead and greater economies of scale, while providing customers with broad selection, increased pricing infor-mation and unparalleled convenience. IDC forecasts that total commerce on the Internet will grow from an estimated $50.4 billion in 1998 to $733.6 billion in 2002, with the business-to-business component growing from an estimated $27.4 billion to $526.2 billion in the same period.

The EarthWeb Solution

Through its network of online services, EarthWeb provides a business-to-busi-ness hub to meet the needs of the IT industry for content, career management and recruiting, commerce and community. As a global intermediary for the IT in-dustry, EarthWeb is positioned as the trusted third party that offers an inte-grated environment where the various constituents can share information, manage their careers, recruit personnel, transact business and interact with one an-other.

Content. EarthWeb's online services each focus on a particular segment of the IT industry. EarthWeb provides technical resources including full-text refer-ence books, training materials and tutorials, technical articles and source code libraries to IT professionals to enable them to solve challenging techni-cal problems. EarthWeb also provides product surveys to enable IT professionals to make informed purchase decisions. EarthWeb's content is searchable using a uniform search engine, as well as by browsing a series of categories.

Career Management and Recruiting. EarthWeb connects IT professionals, such as programmers, engineers and consultants with part and full-time employment through a variety of online job resources. EarthWeb provides thousands of on-line listings of available positions and enables companies and other organiza-tions to efficiently recruit from a central database of potential candidates. Our compensation surveys assist with career management and recruitment of per-sonnel. EarthWeb also provides guides to skills certification programs as well as links to related training material.

Commerce. EarthWeb provides an online marketplace where vendors can promote and advertise their goods and services, and purchasers can identify, evaluate and buy the products and services that meet their needs. These online stores in-clude a training store, a software store and a technical bookstore. Many of the products in the online stores are difficult to find through traditional chan-nels. Our vendors include major software developers, such as Microsoft, Lotus and Symantec, as well as small and mid-sized specialized software vendors. We have an electronic software delivery mechanism that enables users to download a variety of software immediately after purchase. We also provide a classified advertising service for the purchase and sale of specialized hardware.

Community. EarthWeb provides a forum in which users can contribute material and communicate with each other. Users are encouraged to submit source code, object code, development tools and other materials that are then archived in our di-rectories. Our online services also include a number of bulletin boards for technical discussions that allow users to solve problems together. These bulle-tin boards are managed by experienced IT professionals to maintain the quality of content. These discussions are then archived, creating an online knowledge repository for future reference. We also provide the IT industry with a cen-tralized calendar of upcoming conferences and events, which enables its members to identify events relevant to them.

Business Strategy

We seek to maintain and strengthen our position as the leading provider of business-to-business online services for the global IT industry. We intend to achieve this objective by implementing the following key strategies:

Broaden and Enhance Business-to-Business Services for the IT Industry. EarthWeb will continue to expand the range of content and breadth of services it offers the IT industry. We continue to add, through internal development and acquisi-tions, content relevant to the various segments of the IT industry. For exam-ple, the datamation.com and MicroHouse acquisitions supplemented our content in the enterprise management, networking and hardware segments. We also will con-tinue to add services needed by various constituents of the IT industry. For example, the acquisition of dice.com significantly added to our career manage-ment and recruiting services available to IT professionals and employers. EarthWeb also intends to continue adding commerce services to its current com-merce offerings to create the leading online marketplace for IT products and services.

Strengthen Worldwide Brand Recognition. EarthWeb will continue to promote the EarthWeb brand as the leading provider of business-to-business online services for the IT industry. In addition, EarthWeb plans to promote its primary and secondary brands through online and offline advertising, strategic alliances and other promotional activities. EarthWeb seeks to reinforce for users, adver-tisers, and vendors that the EarthWeb brands represent technical competence, comprehensiveness, timeliness and a trusted third-party source. EarthWeb be-lieves that the extension of its online model to encompass additional content and services will attract additional users and further enhance awareness of its brands.

Cultivate Multiple Revenue Streams. EarthWeb believes its business-to-business online services model has positioned it to continue growing its multiple reve-nue streams of advertising, subscription fees and commerce. EarthWeb intends to continue to increase its advertising revenues by growing its sales force, ex-panding its base of both technology and non-technology advertisers, and in-creasing employment-related advertising. EarthWeb will also continue to expand its premium subscription services. We launched our first subscription service, ITknowledge.com, in October 1998 and in March 1999 acquired MicroHouse which has several established premium subscription services. EarthWeb intends to con-tinue increasing its commerce revenue from its various online stores through product promotions and superior online customer service.

Grow Through Targeted Acquisitions. EarthWeb will continue to pursue acquisi-tions to fulfill a number of objectives. The most important objective is to strengthen EarthWeb's existing online services, extend its offerings into addi-tional IT industry segments and expand the number of business-to-business serv-ices it offers the various constituents of the IT industry. Another objective is to obtain valuable brands, expertise and access to new advertisers and us-ers. An additional objective is to increase overall page views; EarthWeb has found that the addition of new sites generally increases traffic on its exist-ing sites as well as on the acquired sites.

Expand Internationally. Many IT professionals reside outside the United States and approximately one-third of EarthWeb's traffic originates internationally. Due to its focus on the IT industry, EarthWeb is able to leverage its content and online services to a wide range of international markets with minimal translation requirements. EarthWeb has successfully localized and translated portions of its content for French, Spanish, German and Japanese speakers, and has additional localization efforts underway.

Online Services

EarthWeb offers a broad range of online services to meet the IT industry's needs for content, career management and recruiting, commerce and community. EarthWeb utilizes both Web sites and email to provide its online services.

Content

The content on EarthWeb's sites includes technical resources, reference materi-als, decision support tools, training materials and tutorials, technical news, articles and information.

Technical Resources. EarthWeb's online services provide IT professionals with access to over 150,000 resources and examples for use in their work, including reusable source code and software interface components. EarthWeb also provides online decision support tools, including a regular technology survey of more than 1,000 IT professionals and online assessment tools enabling IT managers to evaluate their technology infrastructure. EarthWeb further provides extensive technical resource directories that are categorized using its proprietary cate-gorization system and contain links to over 17,000 technical resources.

Most of these technical resources are submitted by users and include links to Web sites that contain technical articles, training materials and source code. Most of the interface components are provided through licenses with various aggregators of content. EarthWeb has expended considerable time and effort in developing its proprietary categorization system, which enables users to quickly identify and locate relevant technical resources, and has received in-dustry recognition for this system.

Reference Materials. EarthWeb believes its reference library is the largest on-line library of technical books for the IT industry. Over 400 technical refer-ence, how-to and training books are provided in full text. Drawing on a base of more than 3,000 technical books, comprising over 2 million pages of content, EarthWeb will continue to add to its online reference products. These books are provided by leading publishers, including Macmillan Computer Publishing, the Coriolis Group, IDG Books, CRC Press, 29th Street Press, Wordware Publishing and ASP Publishing, among others. EarthWeb also provides in-depth product anal-ysis, benchmarks and other product reference information that facilitate prod-uct evaluation. Reference materials can be browsed by their table of contents or searched using a search engine. Most of the online books can also be pur-chased in physical form through EarthWeb's online technical bookstore.

EarthWeb provides access to many of these materials through its premium sub-scription services, including ITknowledge.com. Through its acquisition of MicroHouse, EarthWeb added over 400,000 documents to its consent base, includ-ing technical diagrams, multi-vendor technical information and other reference material, which are also offered on a subscription basis.

Technical News, Articles and Information. EarthWeb provides a range of original articles, aggregated news and case studies on various technical subjects. EarthWeb's online Journal features highlights from EarthWeb's online services as well as industry news, research, analysis and feature articles. As of Decem-ber 31, 1998, the email version of the Journal had over 375,000 subscribers and is growing at an average rate of more than 3,000 new subscribers each week. EarthWeb also provides news of interest to the IT industry, which is aggregated daily from various media sources, including CMP Media and Ziff-Davis.

Career Management and Recruiting
EarthWeb provides IT professionals with skill assessment tools, certification program guides, training materials, and job postings. At the same time, EarthWeb offers companies and other organizations and their IT managers a forum where they can recruit and hire personnel.

Certification and Assessment. EarthWeb provides resources to IT professionals who seek to identify specific capabilities which will broaden their skill sets. IT professionals can use the resources of the recently acquired gocertify.com, the leading guide to certification programs, as well as other EarthWeb online reference materials, to assess their skills and determine which certification programs will help them advance their careers and enhance their knowledge. In addition, EarthWeb's MicroHouse content is included in certification programs offered by leading training centers.

Training Materials and Tutorials. EarthWeb features over 375 original, proprie-tary, in-depth technical tutorials for IT industry constituents. The tutorials include workshops on specific technical issues, online textbooks, source code, tests and quizzes. The vast majority of these tutorials are owned exclusively by EarthWeb, and the balance comes from a variety of third-party publishers. EarthWeb believes it offers one of the largest collections of training materi-als and tutorials for IT professionals on the Web, and adds new training mate-rials on a weekly basis.

Job Postings. EarthWeb provides a variety of online job boards, enabling em-ployers to post and users to search a large database of full-time and contract positions. EarthWeb's recent acquisition of dice.com significantly strengthened its current offerings for career management and recruiting.

Commerce
Earthweb provides an online marketplace where vendors can promote and advertise their goods and services, and purchasers can identify, evaluate and buy the products and services that meet their needs.

Online Shopping. EarthWeb's online storefronts provide the IT industry access to software, books and other technical products from thousands of vendors, in-cluding Microsoft, Lotus, Symantec and other leading IT vendors. EarthWeb has enhanced its online shopping offerings through alliances with, among others, barnesandnoble.com and beyond.com. EarthWeb provides a browsable online cata-log, secure transactions and physical or secure electronic delivery of software products and fulfillment through its alliances with barnesandnoble.com and beyond.com.

Classified Ads. EarthWeb provides technical classified advertising services for the IT professional through a contractual arrangement with Classifieds2000. The classified advertising section includes listings for technical equipment rang-ing from desktop computers, modems and printers to hubs/repeaters, routers, servers and switches.

Community
EarthWeb provides interactive forums for IT professionals, including technical bulletin boards and question and answer services.

Technical Bulletin Boards. EarthWeb's online services include more than 30 technical bulletin boards containing more than 25,000 postings, which are fo-cused and managed by experienced IT professionals. These online bulletin boards enable users to help each other solve technical problems. These bulletin boards are then archived, creating an online knowledge repository for future refer-ence. EarthWeb has also archived the electronic full text of Usenet computer discussions. EarthWeb provides a single search interface for both EarthWeb and Usenet discussions, allowing users to easily locate the information they need.

Technical Question and Answer Services. EarthWeb encourages users to submit questions or problems that are selected to be answered by EarthWeb's network of experienced IT professionals. Detailed answers are published online in a searchable format.

Other Services. EarthWeb also provides a comprehensive calendar of upcoming IT conferences and other industry events, and hosts online conference proceedings.

Marketing and Sales

Marketing
EarthWeb employs a combination of online and offline advertising campaigns to promote use of its online services by users, advertisers and vendors. EarthWeb utilizes a variety of media to market its online services, including Web sites, print, direct mail and radio. EarthWeb is promoted by over 90,000 links from other Web sites and links on major distribution portals and search engines. EarthWeb further markets its online services through its Journal, which as of December 31, 1998 was emailed to more than 375,000 subscribers. EarthWeb has an ongoing public relations program, and participates in tradeshows, conferences, speaking engagements and promotional contests.

EarthWeb pursues strategic relationships with key marketing partners to enhance brand awareness. Developer.com's Gamelan directory has been exclusively desig-nated by Sun Microsystems as "The Official Directory for Java" since 1996. Developer.com was also designated by Apple as the exclusive online location for the proceedings of the 1998 Apple Worldwide Developers Conference. EarthWeb also licenses its brands to strategic third parties such as Macmillan Computer Publishing, which established the EarthWeb Press to publish books and software for IT professionals. In 1998, a sampler of MicroHouse's library of content was included in over 500,000 volumes published by Macmillan Computer Publishing. EarthWeb promotes its dice.com career board through strategic relationships with a range of online services, including Classifieds2000, Yahoo! Classified and Excite.

Advertising Sales
EarthWeb enables advertisers to efficiently and effectively reach targeted seg-ments of the IT industry. EarthWeb's advertiser base includes non-technology as well as technology based advertisers. Based on independent research commis-sioned by EarthWeb, 81% of EarthWeb's users are the primary or co-primary deci-sion-makers for purchases of Internet and Web applications in their enter-prises. EarthWeb has been able since the beginning of 1997 to sell advertising space at rates that are higher than the average rates charged by online serv-ices aimed at more general audiences. Based upon publicly available banner ad-vertisement rate cards, EarthWeb's rates are approximately 2.5 to 4.0 times higher than the rates of Lycos, Excite, Yahoo! and Infoseek, which EarthWeb be-lieves to be a representative group of online services aimed at more general audiences. Independent research has also shown that 89% of users have some col-lege education, 30% have at least some graduate level education and 62% are be-tween 18 and 34 years old.

EarthWeb has built a nationwide sales force with sales representatives in vari-ous cities, including New York, San Francisco, Boston, Des Moines, Dallas and Atlanta. As of April 1, 1999, EarthWeb had an advertising sales force consist-ing of 29 representatives, which includes two overseas independent sales repre-sentatives.

During the year ended December 31, 1998, 168 individual advertisers, an in-crease of over 600% from the prior year, placed advertisements on EarthWeb's online services. IBM accounted for approximately 11% and Microsoft accounted for approximately 10% of EarthWeb's revenues for the year ended December 31, 1998. The following is a partial list of EarthWeb's advertisers:

  .3Com                                   .Microsoft
  .Allaire                                .Net Bank
  .Apple Computer                         .Nokia Telecommunications
  .Bell Atlantic                          .Nortel Networks
  .Compaq and Tandem                      .Novell
  .Eastman Kodak                          .Oracle
  .IBM                                    .Seagate
  .Intel                                  .Silicon Graphics
  .Lotus                                  .Sun Microsystems
  .MCI Worldcom                           .ZD Expo/JavaOne

Furthermore, at the end of 1998, dice.com had over 2,000 job listing advertis-ers, including major recruiting and consulting firms such as Manpower Technical Services, Volt Services Group, and Modis Professional Services.

Subscription Sales
EarthWeb generates revenue from subscription fees paid to access its premium content services, including ITknowledge.com and the MicroHouse product line. EarthWeb sells subscriptions online as well as through a subscription sales force. This 20 person sales force multi-user enterprise licenses to EarthWeb's wide range of subscription services.

Competition

EarthWeb believes it competes on the basis of brand recognition, exclusivity of content and services, quality and quantity of content, product and resource se-lection, convenience and reliability. EarthWeb believes that it is differenti-ated and well positioned against its competitors because it provides a full range of business-to-business online services leveraging content, career man-agement and recruiting resources, commerce and community to facilitate informa-tion transfer and transactions in the IT sector.

The market for Internet-based online services is relatively new, intensely com-petitive and rapidly changing. Since the advent of commercial services on the Internet, the number of online services competing for users' attention and spending has proliferated, and EarthWeb expects that competition will continue to intensify. EarthWeb competes with other compa-nies who have particular sections of their Web sites directed at segments or sub-segments of the professional community, including Ziff-Davis (DevHead), CNET (builder.com and activex.com), CMP Media (CMPnet), Internet.com (webdeveloper.com), Wired Digital (Webmonkey) and IDG (Javaworld). However, EarthWeb believes that it offers the most comprehensive content and online business-to-business services for the IT industry. EarthWeb also competes for circulation and advertising impressions with general interest portal and des-tination sites as well as traditional media. With respect to career services, EarthWeb competes with online job boards. With respect to sales of products, EarthWeb competes with traditional retailers of these products, including book, software and online retail stores.

Many of EarthWeb's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than EarthWeb. These competi-tors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the devel-opment, promotion and sale of their products and services than EarthWeb. There can be no assurance that EarthWeb will be able to compete successfully against its current or future competitors.

Infrastructure, Operations and Technology

EarthWeb makes its Web sites available using multiple Sun Microsystems, Digi-tal Equipment and Wintel-based servers that run on Sun Solaris Digital UNIX and Microsoft NT operating systems. For disk storage, EarthWeb partially re-lies on a high performance and fully redundant central storage system from EMC and NetAppliance. The full implementation of this central storage system will significantly enhance the scalability of EarthWeb's online services. EarthWeb licenses software from the following vendors: Apache, Netscape and Microsoft (Web servers); Engage (advertising management system); Netscape (subscriptions system); CyberSource (secure credit card capture and billing); Verity (search and retrieval); Net. Genesis (Web traffic analysis); SalesLogix (sales force automation); and Solomon (financials).

EarthWeb maintains four data centers. EarthWeb is expanding its network of fully redundant connectivity to all its data centers. EarthWeb's primary pro-duction and development systems are copied to backup tapes each night and reg-ularly stored at an off site facility. EarthWeb maintains a quality assurance program consisting of both internal and external controls to constantly moni-tor its servers, processes and network connectivity. EarthWeb has implemented these various redundancies, backup systems and monitoring systems in order to minimize the risk associated with damage from fires, power loss, telecommuni-cations failure, break-ins, computer viruses and other events beyond EarthWeb's control.

Intellectual Property

EarthWeb seeks to protect its intellectual property through a combination of license agreements, service mark, copyright, trade secret laws and other meth-ods of restricting disclosure and transferring title. EarthWeb obtains the ma-jority of its content under license agreements with publishers, through work for hire arrangements with third parties and from internal staff development. EarthWeb has no patents or patents pending for its current online services and does not anticipate that patents will become a significant part of EarthWeb's intellectual property in the foreseeable future. Where appropriate, EarthWeb also enters into confidentiality agreements with its employees, consultants, vendors and customers, license agreements with third parties and generally seeks to control access to and distribution of its technology, documentation and other proprietary information. EarthWeb pursues the registration of its service marks in the United States and internationally, and has obtained United States service mark registration for its EarthWeb service mark and the Fang Logo Design, has been assigned the Plugin Datamation and Datamation serv-ice marks and has applied for registration of certain of its other servicemarks, such as developer.com.

U.S. and Foreign Government Regulation

Congress has recently passed legislation that regulates certain aspects of the Internet, including online content, copyright infringement, user privacy, tax-ation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations have enacted and also are considering, and may consider in the future, other legis-lative and regulatory proposals that would regulate the Internet. Areas of po-tential regulation include, but are not limited to, libel, electronic con-tracting, pricing, quality of products and services and intellectual property ownership.

The European Union also has enacted several directives relating to the Internet. In order to safeguard against the spread of certain illegal and so-cially harmful materials on the Internet, the European Commission has drafted the "Action Plan on Promoting the Safe Use of the Internet." Other European Commission directives address the regulation of privacy, e-commerce, security, commercial piracy, consumer protection and taxation of transactions completed over the Internet.

It is not known how courts and administrative agencies will interpret and apply both existing and new laws. Therefore, we are uncertain as to how new laws or the application of existing and new laws will affect our business. In addition, our business may be indirectly affected by our vendors and customers who may be subject to such legislation. Increased regulation of the Internet may decrease the growth in the use of the Internet, which could decrease the demand for our services, increase our cost of doing business or otherwise have a material ad-verse effect on our business, results of operations and financial condition.

Employees

As of April 1, 1999 EarthWeb had 194 full-time employees, including 70 in sales and marketing. EarthWeb's future success depends in large part on its ability to attract and retain highly qualified employees. Competition for such person-nel is intense and there can be no assurance that EarthWeb will be able to re-tain its senior management or other key personnel in the future. EarthWeb's em-ployees are not represented by any union, and EarthWeb considers its relations with its employees to be good.

Facilities

EarthWeb's headquarters are currently located in a leased facility in New York City consisting of a total of approximately 33,500 square feet of office space, the majority of which is under a ten year lease. Dice.com has an office located in Des Moines, Iowa, consisting of approximately 13,530 square feet under leases expiring beginning on October 31, 2001. MicroHouse, located in Boulder, Colorado, has an office consisting of approximately 10,000 square feet under a lease expiring February 28, 2001.

Legal Proceedings

EarthWeb is party to claims and litigation that arise in the normal course of business. Management believes that the ultimate outcome of those claims and litigation will not have a material impact on its financial position or results of operations.

                                   Management

Directors and Executive Officers

The following sets forth certain information with respect to the directors and executive officers of EarthWeb as of March 1, 1999.

--------------------------------------------------------------------------------

Name                 Age Position
------------------------------------------------------------------------------------------------------------
Jack D. Hidary(1)     30 President, Chief Executive Officer and Director
Murray Hidary         27 Executive Vice President, Business Development, Secretary, Treasurer and Director
Nova Spivack          29 Strategic Planning Advisor and Director
William Gollan        51 Senior Vice President
Lloyd Linn            42 Vice President and President of EW Career Solutions, Inc., a subsidiary of EarthWeb
Irene Math            37 Senior Vice President, Finance
Kevin McPherson       40 Vice President, Worldwide Advertising Sales
John Kleine           44 Vice President, Systems and Operations
Scott Anderson        44 Vice President, Worldwide Marketing
Mark Schlack          46 Vice President, Content
Cary Davis(1)(2)      32 Director
Henry Kressel(1)(2)   65 Director

(1) Member of the Compensation committee of the Board of Directors
(2) Member of the Audit Committee of the Board of Directors

Messrs. Jack D. Hidary and Murray Hidary are brothers.

Jack D. Hidary has served as the President, Chief Executive Officer and a di-rector of EarthWeb since April 1996 and has co-managed its predecessors since January 1995. Mr. Hidary is a co-founder of EarthWeb. From November 1991 to July 1994, Mr. Hidary served as a Stanley Fellow in Clinical Neuroscience at the National Institutes of Health, where he helped establish a digital brain imaging laboratory making use of Internet, neural network and other advanced technologies. Prior to this fellowship, Mr. Hidary helped build ColumbiaNet, the online service of Columbia University, where he also studied Philosophy and Neuroscience.

Murray Hidary has been the Executive Vice President, Business Development, Sec-retary, Treasurer and a director of EarthWeb since April 1996 and has co-man-aged its predecessors since January 1995. Mr. Hidary is a co-founder of EarthWeb. Mr. Hidary studied Music and Composition at New York University.

Nova Spivack has been the Strategic Planning Adviser of EarthWeb since August 1998 and has been a director of EarthWeb since April 1996. From April 1996 un-til July 1998, Mr. Spivack served as Executive Vice President, Strategic Plan-ning of EarthWeb and since January 1995 has co-managed its predecessors. Mr. Spivack is a co-founder of EarthWeb. Prior to 1994, Mr. Spivack was the Editor/Reviewer of Interactive and Multimedia News at Individual, Inc. Mr. Spivack received his B.A. in Philosophy from Oberlin College and a C.S.S. de-gree from the International Space University.

William Gollan has been the Senior Vice President of EarthWeb since November 1997. Prior to joining EarthWeb, Mr. Gollan was a Senior Vice President of LitleNet beginning in February 1996 focusing on electronic software distribu-tion. From March 1994 to April 1996, Mr. Gollan was a Vice President, Sales and Marketing for Kurzweil Applied Intelligence. From December 1987 to March 1994, Mr. Gollan was a Managing Director of Weathervane Management Consultants. In 1990, Mr. Gollan co-founded Computer Buying World Magazine, an IDG monthly trade magazine focused on the computer distribution channel. Mr. Gollan at-tended Northeastern University.

Lloyd Linn has been the Vice President of EarthWeb and President of EW Career Solutions, Inc., a subsidiary of EarthWeb that operates the dice.com business, since February 1999. Mr. Linn was the co-founder of dice.com and co-managed dice.com since its inception in 1990. Mr. Linn has worked as a contract pro-grammer and consultant at various technical consulting companies including Cap Gemini Group. Mr. Linn studied Computer Sciences at Des Moines Area Community College.

Irene Math is the Senior Vice President, Finance of EarthWeb, and has been the Vice President, Finance of EarthWeb since November 1996. From June 1995 to May 1996, Ms. Math served as Corporate Controller for MCI/News Corp.'s Internet Ventures. From July 1992 to May 1995, she was a Vice President in Banking and Corporate Finance at Chemical Bank. From September 1984 to June 1992, Ms. Math held various positions at Arthur Andersen & Co. Ms. Math graduated from Lehigh University with a B.S. in Accounting and is a Certified Public Accountant.

Kevin McPherson has been the Vice President, Worldwide Advertising Sales of EarthWeb since July 1998. From 1997 through June 1998, Mr. McPherson served as Vice President and Publisher of BYTE Magazine. From September 1996 to January 1997, Mr. McPherson served as Senior Vice President of Network Sales for IDG. From 1981 through September 1996, Mr. McPherson served in various capacities at Computerworld including Senior Vice President and Publisher. Mr. McPherson re-ceived a B.A. from the University of Richmond and an M.B.A from the University of Connecticut.

John Kleine has been the Vice President, Systems and Operations of EarthWeb since January 1998. Prior to joining EarthWeb, Mr. Kleine served as Vice Presi-dent, Director of Business Systems from 1983 to 1997 at True North Communica-tions where he was responsible for all desktop systems, voice and data networking, data center operations and graphics design computing. Prior to 1983, Mr. Kleine held various financial positions at Warner Communications, Inc. and Viacom International, Inc. Mr. Kleine received his B.A. in Accounting and Mathematics from Queens College.

Scott Anderson has been the Vice President, Marketing of EarthWeb since August 1998. From 1994 to July 1998, Mr. Anderson served as a Partner and Worldwide Management Supervisor at Ogilvy & Mather where he ran the global IBM Software Group account. In 1994, Mr. Anderson worked at the west coast advertising agen-cy, Suissa Miller, where he launched Crayola's software family. Prior to that, he worked at Drew Advertising where, among other accomplishments, he built the Peter Norton software brand franchise. He won the American Marketing Associa-tion's Effie award for marketing effectiveness for both the Crayola and IBM software launches. Mr. Anderson received a B.S. from Rutgers University.

Mark Schlack has been the Vice President, Content for EarthWeb since November 1998. From December 1995 to May 1998, Mr. Schlack served as Editor and later as Editor-in-Chief of BYTE Magazine, published by McGraw Hill. From June 1990 to November 1995, he held various positions at Cahners Publishing including Editor of Datamation and Editor In Chief of Systems Integration Business. Mr. Schlack graduated from the University of Michigan with a B.A. in Creative Writing.

Cary Davis has been a director of EarthWeb since February 1998. Mr. Davis has served with E.M. Warburg, Pincus & Co., LLC, since October 1994 and has been a Managing Director since January 1999. From August 1992 to September 1994, Mr. Davis was employed by Dell Computer Corporation, where his last position was Manager of Worldwide Desktop Marketing. Mr. Davis also serves as a director of BEA Systems, Inc. Mr. Davis holds a B.A. from Yale University and an M.B.A. from Harvard University.

Henry Kressel has been a director of EarthWeb since October 1996. Dr. Kressel has served with E.M. Warburg, Pincus & Co., LLC, an investment firm, since 1983 and has been a Managing Director since 1985. Prior to 1983, Dr. Kressel was Staff Vice President for research and development in solid state technology at the RCA Corporation. Dr. Kressel also serves as a director of Level One Commu-nications, Inc., a semi-conductor company, IA Corporation, a software develop-ment company, Nova Corporation, a credit card processing company and Covad Com-munications, an XDSL service provider. Dr. Kressel received a B.A from Yeshiva University, a Masters in Applied Physics from Harvard University, a Ph.D. in Engineering from the University of Pennsylvania and a M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Board of Directors

EarthWeb has five directors serving on its Board of Directors. Under the terms of the certificate of incorporation and By-Laws, Nova Spivack's term as direc-tor shall expire at the 1999 annual meeting of the stockholders, Murray Hidary's and Cary Davis' terms as directors shall expire at the 2000 annual meeting of the stockholders, and Jack D. Hidary's and Henry Kressel's terms as directors shall expire at the 2001 annual meeting of the stockholders.

The Board of Directors has established an Audit committee, the members of which are Henry Kressel and Cary Davis, who are nonemployee directors and a Compensa-tion committee, the members of which are Henry Kressel and Cary Davis, who are nonemployee directors, and Jack D. Hidary.

The Audit committee is responsible for recommending to the Board of Directors the engagement of the independent auditors of EarthWeb and reviewing with the independent auditors the scope and results of the audits, the internal account-ing controls of EarthWeb, audit practices and the professional services fur-nished by the independent auditors.

The Compensation committee is responsible for reviewing and approving all com-pensation arrangements for officers of EarthWeb, and is also responsible for administering EarthWeb's stock plans.

The Delaware General Corporation Law provides that a company may indemnify its directors and officers as to certain liabilities. EarthWeb's certificate of in-corporation and by-laws provide for the indemnification of its directors and officers. The effect of such provisions is to indemnify, to the fullest extent permitted by law, the directors and officers of EarthWeb against all costs, ex-penses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with EarthWeb. EarthWeb intends to maintain directors and officers liability insur-ance.

EarthWeb does not currently pay any directors' fees.

Employment and Consulting Agreements

Jack D. Hidary and Murray Hidary entered into employment agreements with GNP effective January 1, 1995. Each of these employment agreements provided for an initial two-year term, which will extend automatically for additional one-year terms unless terminated by 60 days prior notice from the respective counterparty. Through an Intercompany Services Agreement dated as of October 25, 1996 among Jack Hidary, Murray Hidary, Nova Spivack, EarthWeb, GNP and EarthWeb LLC, which amends certain provisions of each of the employment agree-ments, each of Jack and Murray Hidary agreed to serve as an officer and em-ployee of EarthWeb as if EarthWeb were "the Company" under his employment agreement. In connection therewith, EarthWeb agreed to assume all of the obli-gations of GNP under the employment agreements, including payments of salary and other compensation. Mr. Jack D. Hidary receives an annual base salary of $160,000 per annum, subject to cost of living increases, and Mr. Murray Hidary receives an annual base salary of $160,000 per annum, subject to cost of living increases. Jack and Murray Hidary are also entitled to receive bonuses as may, from time-to-time, be awarded by the Board of Directors.

In the event either Mr. Jack D. Hidary or Mr. Murray Hidary is terminated with-out "cause" (as such term is defined in his employment agreement), each may continue to receive their respective base salary for a period of up to two years following such termination. The continued payment of his base salary is contingent upon his not disclosing EarthWeb's confidential information or com-peting with the business of EarthWeb.

EarthWeb entered into a consulting agreement with Nova Spivack, effective Au-gust 1, 1998, pursuant to which Mr. Spivack provides advisory services to the chief executive officer and senior management. Under this agreement, Mr. Spivack receives compensation in the amount of $6,000 per month, subject to cost of living increases. The term of the agreement is 18 months. If EarthWeb terminates the agreement for "cause" (as defined in the agreement), Mr. Spivack will be entitled to up to 12 months compensation plus bonuses. If EarthWeb ter-minates the agreement without "cause", Mr. Spivack will be entitled to up to 18 months compensation plus bonuses. If Mr. Spivack terminates the agreement for "cause" (as defined in the agreement), he may be entitled to up to 15 months compensation plus bonuses. If Mr. Spivack terminates the agreement without "cause", he may be entitled to up to 12 months compensation plus bonuses. The agreement prohibits Mr. Spivack from competing with EarthWeb during the term of the agreement and for two years thereafter, subject to an additional two-year extension.

EarthWeb has entered into employment agreements with William Gollan, Senior Vice President, Lloyd Linn, Vice President and President of EW Career Solu-tions, Inc., Irene Math, Senior Vice President, Finance, Kevin McPherson, Vice President, Worldwide Advertising Sales, John Kleine, Vice President, Systems and Operations, Scott Anderson, Vice President, Worldwide Marketing and Mark Schleck, Vice President of Content. These employment contracts provide for base salaries ranging from $125,000 to $175,000 and commissions and bonuses based on both individual and overall EarthWeb performance measures.

The material terms of these employment agreements are:

  (1) any dispute or controversy arising under or in connection with the em-ployment agreement (other than injunctive relief) shall be settled ex-clusively by arbitration;

  (2) if an executive is terminated without cause, she/he will receive sever-ance pay between 3 and 12 months; and

  (3) during the agreement and between to 3 months to 3 years after, the ex-ecutive is prohibited from competing with EarthWeb.

Benefit Plans

Stock Option Plan
EarthWeb's 1996 amended and restated stock plan was adopted by the board of di-rectors of EarthWeb in October 1996 and was subsequently ratified by the stock-holders of EarthWeb. The stock plan provides for the grant of incentive stock options and non-qualified stock options. The stock plan also provides for the issuance of stock appreciation rights and restricted stock. Directors, employ-ees and consultants of EarthWeb are eligible to receive grants under the stock plan. The stock plan is administered by the compensation committee. The stock plan authorizes 525,000 shares of common stock for issuance, subject to adjust-ment as set forth in the stock plan. As of December 31, 1998, options relating to 498,962 shares of common stock were outstanding.

1998 Stock Incentive Plan
EarthWeb's 1998 stock incentive plan was adopted by the board of directors in November 1998 and has been approved by EarthWeb's stockholders. 375,000 shares of common stock have been reserved for issuance under the 1998 stock incentive plan, plus an annual increase to be added on the first day of EarthWeb's fiscal year beginning in 2000 equal to two percent (2%) of the number of shares out-standing as of such date or a lesser number of shares determined by the compen-sation committee of the shares available under the 1998 stock incentive plan. Up to 159,000 shares have been reserved for issuance as incentive stock op-tions, plus an annual increase to be added on the first day of EarthWeb's fis-cal year beginning in 2000 equal to the least of (1) 400,000 shares, (2) four tenths of one percent (.4%) of the number of shares outstanding as of such date or (3) a lesser number of shares determined by the compensation committee. As of April 1, 1999 options relating to 279,717 shares of common stock were out-standing and approximately 95,283 remained available for future grants.

The purpose of the 1998 stock incentive plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants of EarthWeb and to promote the success of EarthWeb's business. The 1998 stock incentive plan provides for the granting to employees of options to purchase common stock that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, as "incentive stock options" and for the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares, and other eq-uity-based rights (including incentive stock options) to employees, directors and consultants of EarthWeb.

The 1998 stock incentive plan is administered by the compensation committee, which shall determine the provisions, terms and conditions of each 1998 award, including, but not limited to, the 1998 award vesting schedule, repurchase pro-visions, rights of first refusal, forfeiture provisions, form of payment upon exercise of the 1998 award, payment contingencies and satisfaction of any per-formance criteria.

Incentive stock options are not transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is ex-ercisable during the lifetime of the optionee only by such optionee. Other 1998 awards shall be transferable to the extent provided in the agreement evidencing the 1998 award.

The exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant, and the term of the option must not exceed ten years. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of EarthWeb's out-standing capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the common stock on the grant date and the term of the option must not exceed five years. The term of other 1998 awards will be determined by the compensation committee. The exercise price or purchase price of nonstatutory stock options will be determined by the compensation committee, but will not be less than 85% of the fair market value of the stock, and the exercise price or purchase price, if any, of other 1998 awards will also be determined by the compensation committee. The consideration to be paid for the shares of common stock upon exercise or purchase of a 1998 award will be determined by the compensation committee and may include cash, check, promissory note, shares of common stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the 1998 award.

Where the 1998 award agreement permits the exercise or purchase of a 1998 award for a certain period of time following the recipient's termination of service with EarthWeb, disability, or death, such 1998 award will terminate to the ex-tent not exercised or purchased on the last day of the specified period or the last day of the original term of such 1998 award, whichever occurs first.

Unless terminated sooner, the 1998 stock incentive plan will terminate automat-ically in 2008. The board has the authority to amend, suspend or terminate the 1998 stock incentive plan subject to stockholder approval of certain amendments and provided no such action may affect 1998 awards previously granted under the 1998 stock incentive plan unless agreed to by the affected grantees.

1998 Employee Stock Purchase Plan
EarthWeb's 1998 employee stock purchase plan was approved by the board of di-rectors in November 1998 and has been approved by EarthWeb's stockholders. The stock purchase plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code in order to provide employees of EarthWeb with an opportunity to purchase common stock through payroll deductions. An aggregate of 159,000 shares of common stock has been reserved for issuance under the stock purchase plan and is available for purchase thereunder, plus an annual increase to be added on the first day of EarthWeb's fiscal year beginning in 2000 equal to the least of (1) 400,000 shares, (2) two percent (2%) of the out-standing shares on such date or (3) a lesser number of shares determined by the compensation committee, subject to adjustment in the event of a stock split, stock dividend or other similar change in the common stock or the capital structure of EarthWeb. Except for any employees (a) who, after giving effect to the grant under the stock purchase plan, would own shares and options equal to 5% or more of the total voting power of EarthWeb's outstanding common stock,
(b) whose rights under all of EarthWeb's stock purchase plans accrue at a rate exceeding $25,000 per year, (c) whose customary employment is 20 or fewer hours per week or 5 or fewer months per year or (d) who are subject to laws of a for-eign jurisdiction that prohibit or make impracticable such employee's partici-pation in the stock purchase plan, all employees of EarthWeb are eligible to participate in the stock purchase plan.

Offer periods under the stock purchase plan are generally overlapping periods of 24 months. The initial offer period commenced on the closing date of the initial public offering. Additional offer periods will commence each February 1 and August 1. Purchase periods under the stock purchase plan are generally six month periods, with the initial purchase period commencing on the closing date of the initial public offering. Thereafter, purchase periods will commence each August 1 and February 1. Exercise dates under the stock purchase plan are the last day of each purchase period. An offer period may be shortened in the event of a merger of EarthWeb with or into another corporation, the sale of all or substantially all of the assets of EarthWeb, or certain other transactions.

On the first day of each offer period, a participating employee is granted a purchase right that is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period. During the offer period de-ductions are made from the pay of participants (in accordance with their autho-rizations) and credited to their accounts under the stock purchase plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock of EarthWeb. The price per share at which shares are to be purchased under the stock purchase plan during any purchase period is the lesser of the fair market value of the common stock (as defined in the stock purchase plan) on (a) the date of the grant of the option (the commencement of the offer period) or (b) the exercise date (the last day of a purchase period). The participant's purchase right is exercised in this manner on both exercise dates arising in the offer period unless, on the first day of any purchase period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the offer period. If so, the participant's participation in the original offer period is termi-nated, and the participant is automatically enrolled in the new offer period effective the same date.

Payroll deductions may range from 1% to 15% (in whole percentage increments) of a participant's regular base pay and, in certain cases, commissions, exclusive of overtime, bonuses or shift-premiums, but not more than $21,250 per year. Participants may not make additional payments to their accounts. The maximum number of shares of common stock that any employee may purchase under the stock purchase plan during a purchase period is determined by dividing 15% of the em-ployee's regular base pay by the applicable purchase price. Certain additional limitations on the amount of common stock that may be purchased during any cal-endar year are imposed by the Code.

The stock purchase plan is administered by the compensation committee, which has the authority to terminate or amend the stock purchase plan (subject to specified restrictions) and otherwise to administer the stock purchase plan and to resolve all questions relating to the administration of the stock purchase plan.

401(k) Plan
EarthWeb maintains a 401(k) retirement savings plan. All employees of EarthWeb meeting certain minimum eligibility requirements are eligible to participate in the 401(k) plan. The 401(k) plan provides that the employee may contribute up to 15% of his or her pre-tax gross compensation (but not greater than a statu-torily prescribed annual limit). The 401(k) plan permits, but does not require, additional contributions to the 401(k) plan by EarthWeb. All amounts contrib-uted by the employee participants in conformity with plan requirements and earnings on such contributions are fully vested at all times. For the year ended December 31, 1998, EarthWeb did not contribute to the 401(k) plan.

EarthWeb's wholly-owned subsidiaries, EW Career Solutions and MicroHouse, also maintain 401(k) retirement plans.

Summary of Executive Compensation

The table below sets forth information concerning the annual and long-term com-pensation for services rendered in all capacities to EarthWeb during the years ended December 31, 1997 and 1998 for: (1) the chief executive officer of EarthWeb and (2) each other executive officer of EarthWeb whose salary and bo-nus exceeded $100,000 in 1998.

                           Summary Compensation Table

                          ---------------------------------------------------------
                                                                          Long-Term
                                                                       Compensation
                                                                             Awards
                                                                       ------------
                                                                         Securities
Name and                                               Other annual      Underlying
Principal Position        Year     Salary       Bonus  compensation         Options
------------------        ---- ---------  -----------  ------------    ------------
Jack D. Hidary..........  1998  $ 160,000  $ 41,000(2)           --              --
 Chief Executive Officer  1997    160,000    10,000(1)           --              --
 and President
Murray Hidary...........  1998    130,000   36,000(2)            --              --
 Executive Vice           1997    130,000   10,000(1)            --              --
 President, Business
 Development
Irene Math..............  1998    132,000   38,000(2)            --          46,150
 Senior Vice President,   1997    118,000   10,000(1)                        29,249
 Finance
William Gollan..........  1998    151,000   37,000(2)       $53,000(3)       74,750
 Senior Vice President
John Kleine.............  1998    128,292   19,600(2)            --          19,500
 Vice President, Systems
 and Operations

(1) Represents bonuses earned in 1997, one-half of which were paid in 1998.
(2) Represents bonuses earned in 1998, a portion of which were paid in 1999.
(3) Represents corporate apartment rental paid in 1998.

Option Grants in Fiscal Year Ended December 31, 1998

The following table sets forth information regarding stock options granted pur-suant to the stock plan during the fiscal year ended December 31, 1998 to each of the named executive officers. EarthWeb has never granted stock appreciation rights.

                         -------------------------------------------------------------------------
                                                                             Potential Realizable
                                                                               Value at Assumed
                                                                                 Annual Rates
                                                                                of Stock Price
                                 Option Grants in Last Fiscal Year             Appreciation for
                                         Individual Grants                      Option Term(4)
                         --------------------------------------------------- ---------------------
                                         Percent of
                                      Total Options
                                         Granted to
                                     Employees (net
                          Number of of forfeitures)
                         Securities  in Fiscal Year   Exercise or
                         Underlying           Ended    Base Price
                            Options    December 31,     Per Share Expiration
Name                     Granted(1)         1998(2)  ($/Share)(3)       Date         5%        10%
----                     ---------- ---------------  ------------ ---------- ---------- ----------
Jack D. Hidary..........         --              --            --         --         --         --
Murray Hidary...........         --              --            --         --         --         --
William Gollan..........     74,750           21.44%        $3.08    1/29/05 $1,172,180 $1,623,709
Irene Math..............     46,150           13.24%        $3.08    1/29/05 $  723,694 $1,002,464
John Kleine.............     19,500            5.59%        $3.08    1/29/05 $  305,786 $  423,576

(1) The options were granted under the stock plan. See "Management--Benefit plans--Stock Option Plan."
(2) Based on an aggregate of 348,650 options granted (net of forfeitures) to employees in the year ended December 31, 1998, including options granted to named executive officers.
(3) The exercise price per share of each option was equal to the fair market value of the common stock on the date of the grant as determined by the board of directors. EarthWeb determined the fair market value of the common stock on the date of the grant based upon the most recent price paid by a third party for EarthWeb's then outstanding convertible preferred stock with an appropriate discount as a result of the convertible preferred stock having a liquidation preference, the right to board representation and a cumulative preferred divi-dend.
(4) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the initial public offering price of $14.00 per share, which represents the price per share offered in EarthWeb's initial public offering on November 11, 1998 (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the remaining six-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent EarthWeb's estimate or projection of future common stock prices. Actual gains, if any, re-sulting from stock option exercises and common stock holdings are dependent on the future performance of the common stock, overall stock market conditions and the option holder's continued employment with EarthWeb through the vesting pe-riod. There can be no assurance that the amounts reflected in this table will be achieved.

Options Exercised During 1998 and Options Values at December 31, 1998

The following table sets forth information concerning options exercised by any named executive officer during the fiscal year ended December 31, 1998 and un-exercised options held by the named executive officers as of December 31, 1998. The values of unexercised in-the-money options represent the positive spread between the respective exercise prices of outstanding stock options and the last reported sale price of the common stock on December 31, 1998 of $38.88.

                         ------------------------------------------------------------------------
                                      Aggregate Option Exercises in Last Fiscal Year
                                            and Fiscal Year-End Option Values
                           ----------------------------------------------------------------------
                                                Number of Securities      Value of Unexercised
                                               Underlying Unexercised         In-the-Money
                                                     Options at                Options at
                              Shares               Fiscal Year End           Fiscal Year End
                            Acquired    Value ------------------------- -------------------------
Name                     on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
-------------            ----------- -------- ----------- ------------- ----------- -------------
Jack D. Hidary..........          --       --          --            --          --            --
Murray Hidary...........          --       --          --            --          --            --
William Gollan..........          --       --      28,530        93,995  $1,021,319    $3,364,840
Irene Math..............       2,200  $13,865      15,324        57,876  $  544,948    $2,089,015
John Kleine.............          --       --       2,925        16,575  $  104,709    $  593,353

Compensation Committee Interlocks and Insider Participation

On August 1, 1998, Messrs. Jack D. Hidary, Cary Davis and Henry Kressel were appointed as members of the Compensation committee. Mr. Hidary has served as President and Chief Executive Officer of EarthWeb since April 1996. Mr. Hidary will abstain from Compensation committee decisions regarding his own compensa-tion. Mr. Davis has served with E.M. Warburg, Pincus & Co., LLC since October 1994 and has been a Vice President since January 1998. Dr. Kressel has served with E.M. Warburg, Pincus & Co., LLC since 1983 and has been a Managing Direc-tor since 1985. In October 1996, EarthWeb issued 2,925,000 shares of common stock to EarthWeb LLC and assumed substantially all of the liabilities of EarthWeb LLC in exchange for substantially all of the assets of EarthWeb LLC. At the time of such transaction, EarthWeb LLC was the sole owner of common stock then outstanding and, consequently, the members of EarthWeb LLC (which included GNP, of which Messrs. Jack D. Hidary, Murray Hidary and Nova Spivack were the members at such time) retained their proportionate interests in EarthWeb through the ownership by EarthWeb LLC of such common stock. In June 1998, EarthWeb issued 433,965 shares of common stock to EarthWeb LLC for an ag-gregate purchase price of $3.7 million. Immediately prior to the initial public offering, EarthWeb LLC distributed substantially all shares of EarthWeb common stock that it held to its members. In October 1996, EarthWeb issued 653,111 shares of Series A Convertible Preferred stock to Warburg in a private place-ment for an aggregate purchase price of approximately $6.7 million, of which $4.9 million was received by EarthWeb and the remainder was used to repay cer-tain investors and cover the transaction costs. In June 1997, EarthWeb issued 598,086 shares of Series B Convertible Preferred stock to Warburg for an aggre-gate purchase price of $10.0 million. All of the Series A Convertible Preferred stock and Series B Convertible Preferred stock were converted into 2,439,833 shares of common stock upon completion of EarthWeb's initial public offering in November 1998.

                       Principal and Selling Stockholders

The following table sets forth information regarding the beneficial ownership of common stock as of March 1, 1999 for (1) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by EarthWeb to own beneficially 5% or more of the common stock, (2) EarthWeb's di-rectors and named executive officers, (3) all directors and executive officers of EarthWeb as a group and (4) the Selling Stockholders.

                           ----------------------------------------------------------
                           Beneficial Ownership              Beneficial Ownership
                           Prior to Offering(2)               After Offering(2)
                           -----------------------           ------------------------
Name and Address of                                Shares to
Beneficial Owners(1)(2)         Number    Percent    be sold    Number        Percent
-----------------------    ------------ ---------- --------- ----------    ----------
Warburg, Pincus Ventures,
 L.P.(3).................     2,250,833      26.45
Jack D. Hidary(4)(5) ....     1,068,462      12.29
Murray Hidary(4)(5)......     1,068,462      12.29
Nova Spivack.............       528,522       6.21
Cary Davis(6)............     2,250,833      26.45
Henry Kressel(6).........     2,250,833      26.45
Irene Math(7)............        34,751          *
William Gollan(8)........        50,974          *
John Kleine(9)...........         8,103          *
All directors and execu-
 tive officers as a group
 (10 per-
 sons)(4)(5)(6)(7)(8)(9)..    5,980,469      70.28

* Less than 1%
(1) Unless otherwise noted, the address of each of the persons listed is 3 Park Avenue, New York, New York 10016.
(2) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the benefi-cial owner of securities that can be acquired within 60 days from March 1, 1999 through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights that are currently exercisable or exer-cisable within 60 days are deemed outstanding for computing the ownership per-centage of the person holding these options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 8,509,862 shares of common stock outstanding as of March 1, 1999.
(3) The sole general partner of Warburg, Pincus Ventures, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMWP"), manages Warburg. The members of EMWP are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both WP and EMWP. WP has a 15% interest in the profits of Warburg as the general partner and also owns approximately 1.5% of the limited partnership interests in Warburg. Henry Kressel and Cary Davis, di-rectors of EarthWeb, are also Managing Directors of EMWP, and thus may be deemed to have an indirect, pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares benefi-cially owned by Warburg and WP. The address for Warburg is 466 Lexington Ave-nue, New York, New York 10017.
(4) Jack D. Hidary and Murray Hidary equally own GNP. GNP is the managing mem-ber of EarthWeb LLC and, as a result, is a controlling member of EarthWeb LLC and thus may be deemed to beneficially own the 110,994 shares of common stock owned by EarthWeb LLC. Jack D. Hidary and Murray Hidary each disclaim benefi-cial ownership of these shares except to the extent of their pecuniary interest therein.
(5) Includes (a) 174,496 shares subject to stock options that are exercisable within 60 days of March 1, 1999 and shares issued upon the exercise of those stock options that are the subject of various Voting Trust Agreements between EarthWeb, Global Network Partners ("GNP") and various optionholders of EarthWeb, and (b) the 2,200 and 7,068 shares beneficially owned by Ms. Math and Mr. Kleine, respectively. Pursuant to these agreements, GNP has the right to vote shares received upon the exercise of these options, and thus may be deemed to beneficially own the shares of stock subject to these options. Jack D. Hidary and Murray Hidary, the sole owner of GNP, each disclaim beneficial own-ership of these shares.
(6) All of the shares indicated as owned by Dr. Kressel and Mr. Davis are owned directly by Warburg and are included because of Dr. Kressel's and Mr. Davis' affiliation with Warburg. Dr. Kressel and Mr. Davis disclaim beneficial owner-ship of these shares within the meaning of Rule 13d-3 under the Exchange Act.
(7) Includes 32,551 shares subject to stock options that are exercisable within 60 days of March 1, 1999.
(8) Includes 50,974 shares subject to stock options that are exercisable within 60 days of March 1, 1999.
(9) Includes 1,035 shares subject to stock options that are exercisable within 60 days of March 1, 1999.

                              Certain Transactions

In October 1996, EarthWeb issued 2,925,000 shares of common stock to EarthWeb LLC and assumed substantially all of the liabilities of EarthWeb LLC in ex-change for substantially all of the assets of EarthWeb LLC. At the time of this transaction, EarthWeb LLC was the sole owner of common stock then outstanding and, consequently, the members of EarthWeb LLC (which included GNP, of which Messrs. Jack D. Hidary, Murray Hidary and Nova Spivack were the members at that time) retained their proportionate interests in EarthWeb through the ownership by EarthWeb LLC of this common stock.

In October 1996, EarthWeb issued 653,111 shares of Series A Convertible Pre-ferred Stock to Warburg in a private placement for an aggregate purchase price of approximately $6.7 million, of which $4.9 million was received by EarthWeb and the remainder was used to repay various investors and cover the transaction costs. In June 1997, EarthWeb issued 598,086 shares of Series B Convertible Preferred Stock to Warburg for an aggregate purchase price of $10.0 million. All of the Series A Convertible Preferred Stock and Series B Convertible Pre-ferred Stock were converted into 2,439,833 shares of common stock upon the con-summation of the initial public offering in November 1998.

In June 1998, EarthWeb issued 433,965 shares of common stock to EarthWeb LLC for an aggregate purchase price of $3.7 million.

The controlling member of EarthWeb LLC is GNP, the members of which are Jack D. Hidary and Murray Hidary, directors of EarthWeb. Warburg, EarthWeb LLC, GNP and the GNP members are entitled to demand and piggyback registration rights with respect to their respective shares of common stock, which, with respect to EarthWeb LLC, include the former members. See "Description of Capital Stock-- Registration Rights."

Under the Shareholders Agreement, Warburg granted GNP an option to purchase up to 10% of the shares that Warburg received upon conversion of its preferred stock, subject to Warburg realizing a return of at least five times on its in-vestment. The rights become conditionally exercisable after the expiration of any restrictions on resale of these shares.

Holders of stock options under the Stock Plan and stock issued upon exercise of stock options (collectively, "Optionees") have entered into a Voting Trust Agreement among these parties, EarthWeb and GNP (the "Voting Trust Agreement"). Under the Voting Trust Agreement, Optionees have provided GNP with voting power with respect to all shares of common stock issued upon the exercise of their options and have given EarthWeb the right to purchase these shares upon the oc-currence of the events specified in this agreement. The Voting Trust Agreement terminates on May 10, 1999.

EarthWeb has entered into a consulting agreement with Nova Spivack dated as of August 1, 1998. See "Management-- Employment and Consulting Agreements." Under the consulting agreement, various repurchase rights with respect to Mr. Spivack's interests in GNP were waived. In December 1998, Mr. Spivack exer-cised the option in his consulting argument that gave him the right to sell 4,713 shares of common stock to EarthWeb at a price of $42.43 per share, for an aggregate purchase price of approximately $200,000.

                          Description of Capital Stock

General

EarthWeb's authorized capital stock consists of 21,750,000 shares of common stock, $.01 par value, and 2,000,000 shares of preferred stock, $.01 par value, which have not been designated. As of March 1, 1999, there were 8,509,862 shares of common stock outstanding. Upon completion of the offering, there will be 9,259,862 shares of common stock outstanding (assuming no exercise of out-standing options and no exercise of the underwriters' over-allotment option).

The following summary of the terms and provisions of EarthWeb's capital stock does not purport to be complete and is qualified in its entirety by reference to the amended and restated certificate of incorporation and bylaws.

Common Stock

The holders of common stock are entitled to one vote for each share on all mat-ters voted upon by stockholders, including the election of directors. Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared in the dis-cretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of common stock are entitled to share ratably in the net assets of EarthWeb upon liquidation after payment or provision for all lia-bilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of stock of EarthWeb. Shares of common stock are not subject to any re-demption provisions and are not convertible into any other securities of EarthWeb. All outstanding shares of common stock are, and the shares of common stock to be sold by EarthWeb in the Offering when payment is received therefor will be, fully paid and non assessable.

Preferred Stock

The Board of Directors of EarthWeb has the authority, without further action by EarthWeb's stockholders, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications, of different series of preferred stock may differ with re-spect to dividend rates, amounts payable on liquidation, voting rights, conver-sion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of such preferred stock could:

 .  decrease the amount of earnings and assets available for distribution to holders of common stock;
 .  adversely affect the rights and powers, including voting rights, of holders of common stock; and
 . have the effect of delaying, deferring, or preventing a change in control of EarthWeb.

EarthWeb has no present plans to issue any shares of preferred stock.

Registration Rights

From and after May 16, 1999, Warburg and the holders of a majority of the com-mon stock held by the GNP Members, GNP and the members holding a majority in-terest in EarthWeb LLC are entitled to demand registration rights with respect to an aggregate of 5,798,798 shares of common stock, or the registrable securi-ties. Pursuant to these rights, such stockholders may require that EarthWeb file up to an aggregate of six registration statements under the Securities Act, subject to certain minimum size and other conditions. In addition, if EarthWeb proposes to register any of its securities under the Securities Act, whether for its own account or for any of its stockholders, holders of the reg-istrable securities are entitled, subject to certain restrictions and limita-tions, to include their registrable securities in such registration. EarthWeb is required to bear substantially all registration and selling expenses (except for underwriting discounts, selling expenses and the fees and expenses of more than one counsel representing holders of registrable securities) in connection with the above-described registrations. The foregoing registration rights are transferable in certain circumstances and may be amended or waived only with the written consent of EarthWeb and a specified number of holders of registra-ble securities.

In connection with the acquisition of D&L Online, on February 2, 1999, EarthWeb agreed to file a shelf registration statement with respect to the shares of common stock issued to the stockholders of D&L Online as consideration for the acquisition within 75 days after the acquisition date. Sales by these stock-holders under the shelf registration statement are subject to limitations as described in the registration rights agreement between EarthWeb and the stock-holders of D&L Online. In addition, if EarthWeb proposes to register any of its securities under the Securities Act, whether for its own account or for any of its stockholders, the former stockholders of D&L Online also have limited rights to include their shares of common stock in this registration. EarthWeb is required to bear sub-stantially all registration and selling expenses (except for underwriting dis-counts, selling expenses and the fees and expenses of more than one counsel for the former stockholders) in connection with the above-described registrations. These registration rights are transferable in limited circumstances. The regis-tration rights agreement terminates on March 31, 2001.

In connection with the acquisition of MicroHouse International, in March 1999, EarthWeb agreed to file a shelf registration statement with respect to the shares of common stock issued to the stockholders of MicroHouse International as consideration for the acquisition within 60 days after the acquisition date. Sales by these stockholders under the shelf registration statement are subject to limitations as described in the registration rights agreement between EarthWeb and the stockholders of MicroHouse International. EarthWeb is required to bear substantially all registration and selling expenses (except for under-writing discounts, selling expenses and the fees and expenses of more than one counsel for the former stockholders) in connection with the above-described registration. These registration rights are transferable in limited circum-stances. The registration rights agreement terminates on March 18, 2001.

Limitation on Directors' Liabilities

EarthWeb's certificate of incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, the personal liability of directors and officers for monetary damages for breach of their fiduciary du-ties as directors and officers, except in various circumstances involving vari-ous wrongful acts, including a breach of the director's duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

Section 145 of the DGCL permits EarthWeb to indemnify officers, directors or employees against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with legal proceedings "if [as to any officer, director or employee] he acted in good faith and in a manner he rea-sonably believed to be in, or not opposed to the best interests of the corpora-tion, and, with respect to any criminal act or proceeding, had no reasonable cause to believe his conduct was unlawful," provided that with respect to ac-tions by, or in the right of the corporation against, these individuals, indem-nification is not permitted as to any matter as to which this person "shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper." Individuals who are successful in the defense of this action are entitled to indemnification against expenses reason-ably incurred in connection therewith.

EarthWeb's by-laws require EarthWeb to indemnify directors and officers against liabilities that they may incur under the circumstances set forth in the pre-ceding paragraph.

EarthWeb plans to maintain standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to EarthWeb with respect to payments which may be made by EarthWeb to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Anti-Takeover Provisions

Various provisions of the DGCL and EarthWeb's certificate of incorporation and By-Laws may delay, discourage or prevent a change in control of EarthWeb unless this takeover or change in control is approved by EarthWeb's Board of Direc-tors. These provisions also may render the removal of directors and management more difficult. These provisions may discourage bids for common stock at a pre-mium over the market price and may adversely affect the market price and voting and other rights of the holders of common stock. See "Risk Factors--Our charter documents could make it more difficult for a third party to acquire us."

Certificate of Incorporation and By-Laws
The certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, as nearly equal in number as is rea-sonably possible, serving staggered terms. The existing directors' current terms will expire as follows: Nova Spivack's term shall expire at the 1999 an-nual meeting of the stockholders; Murray Hidary's and Cary Davis' terms shall expire at the 2000 annual meeting of the stockholders; and Jack D. Hidary's and Henry Kressel's terms shall expire at the 2001 annual meeting of the stockhold-ers. At each succeeding annual meeting of stockholders, directors elected to succeed those directors whose terms are expiring at this meeting shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders following such election. EarthWeb believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and EarthWeb's business strategies and policies as determined by the Board of Directors, since a major-ity of the directors at any given time will have had prior experience as direc-tors of EarthWeb. EarthWeb believes that this, in turn, will permit the Board of Directors to more effectively represent the interest of stockholders. With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board of Directors. As a result, a provision of EarthWeb's certificate of incorporation relating to a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the common stock because this provision could operate to prevent ob-taining control of EarthWeb in a relatively short period of time. The Board classification provision also could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of EarthWeb. No director may be removed by the stockholders from office, except for cause with the affirmative vote of not less than two-thirds of the total voting power of all outstanding securities of EarthWeb.

The by-laws provide that special meetings of the stockholders of EarthWeb may be called only by the Chairman of the Board of Directors, the President or the Board of Directors of EarthWeb. The by-laws require advance written notice, which generally must be received by the Secretary of EarthWeb not less than 30 days nor more than 60 days prior to a meeting of stockholders (subject to spec-ified exceptions) of a proposal or director nomination that a stockholder de-sires to present at this meeting.

The certificate of incorporation allows EarthWeb to issue up to 2,000,000 shares of preferred stock, which could adversely affect the interests of hold-ers of common stock, could decrease the amount of earnings or assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. See "Preferred Stock" above. In specified circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

All amendments to the provisions of EarthWeb's certificate of incorporation re-lating to the classified Board must be approved by the holders of 66 2/3% of the outstanding capital stock entitled to vote and all amendments to EarthWeb's by-laws must be approved by either the holders of 66 2/3% of the outstanding capital stock entitled to vote or by a majority of the Board of Directors.

These provisions are intended to enhance the likelihood of continuity and sta-bility in the composition of the Board of Directors and in the policies formu-lated by the Board of Directors and to discourage various types of transactions that may involve an actual or threatened change of control of EarthWeb. These provisions are designed to reduce the vulnerability of EarthWeb to an unsolic-ited acquisition proposal and to discourage various tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for the shares of common stock, and, as a con-sequence, they also may inhibit fluctuations in the market price of the shares of common stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the manage-ment of EarthWeb.

Delaware Law
EarthWeb is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a certain period of time. That period is three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed man-ner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, to-gether with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Trans-fer and Trust Company.

                                  Underwriting

The underwriters named below, for whom J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., Volpe Brown Whelan & Company, LLC and Wit Capital Corpora-tion are acting as representatives (the "Representatives") have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among us, the selling stockholders and the underwriters, to purchase from us and the selling stockholders, and we and the selling stockholders have agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite their names below:

                                                                       ---------
                                                                        Number
                                                                       of Shares
Underwriters                                                           ---------
J.P. Morgan Securities Inc............................................
Bear, Stearns & Co. Inc...............................................
Volpe Brown Whelan & Company, LLC.....................................
Wit Capital Corporation...............................................
                                                                       ---------
  Total............................................................... 1,300,000
                                                                       =========

The nature of the underwriters' obligations under the underwriting agreement is such that all of the common stock being offered, excluding shares covered by the over-allotment option granted to the underwriters, must be purchased if any are purchased.

The representatives of the underwriters have advised us and the selling stock-holders that the several underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and may offer the common stock to selected dealers at such
price less a concession not to exceed $   per share. The underwriters may al-
low, and such dealers may reallow, a concession to other dealers not to exceed $ per share. After the initial public offering of the common stock, the pub-lic offering price and other selling terms may be changed by the representa-tives.

Some of the selling stockholders have granted the underwriters an option, exer-cisable for 30 days from the date of this prospectus, to purchase up to 195,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby. If the underwriters purchase any such additional shares pursuant to the option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The underwriters may exercise the option only to cover over-allotments, if any, made in connection with the dis-tribution of the common stock offered hereby.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                               -----------------
                                                                     No     Full
                                                               Exercise Exercise
                                                               -------- --------
By EarthWeb
  Per share...................................................     $        $
  Total.......................................................     $        $
By the Selling Stockholders
  Per share...................................................     $        $
  Total.......................................................     $        $

A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital. In addition, all dealers purchasing shares from Wit Capital in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

We estimate that the total expenses of this offering, excluding underwriting
discounts, will be $   . The selling stockholders will not be responsible for
any of these expenses.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndi-cate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate shorts or to sta-bilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing shares of common stock in this offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

EarthWeb, the selling stockholders and certain of our officers and directors have agreed, with limited exceptions, that, during the period beginning from the date of this prospectus and continuing and including the date 90 days after the date of this prospectus, they will not, directly or indirectly offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common sock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially simi-lar to the common sock, other than pursuant to employee stock option and re-stricted stock plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

The common stock is traded on the Nasdaq National Market under the symbol
"EWBX."

From time to time in the ordinary course of their respective businesses, cer-tain of the underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with EarthWeb and its affiliates. J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Volpe Brown Whelan & Company, LLC acted as representatives and Wit Capital Corporation acted as e-manager in connection with our initial pubic of-fering which was consummated in November 1998.

                                 Legal Matters

The validity of the common stock offered hereby will be passed upon for EarthWeb by Morrison & Foerster LLP, New York, New York. Various legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    Experts

The balance sheets of EarthWeb Inc. as of December 31, 1998 and 1997 and the statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, and the balance sheets of D&L Online, Inc. as of December 31, 1998 and 1997 and the statements of earnings, stockholders' equity and cash flows for the two years ended have been included in this Registration Statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      Where You Can Find More Information

EarthWeb has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 for the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the regis-tration statement and the exhibits and schedules thereto. For further informa-tion with respect to EarthWeb and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not neces-sarily complete and, where this contract is an exhibit to the registration statement, each statement is qualified in all respects by the provisions of this exhibit. Copies of the registration statement, including the exhibits and schedules thereto, may be examined without charge at the Public Reference Sec-tion of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Re-gional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees. Please call the SEC at 800-SEC-0330 for further information about the public reference room.

EarthWeb is subject to the information and reporting requirements of the Secu-rities Exchange Act of 1934, as amended, under which it files periodic reports, proxy statements and other information with the Securities and Exchange Commis-sion. These reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                 EarthWeb Inc.
                         Index to Financial Statements

                                                                           ----
                                                                           Page
                                                                           ----

EarthWeb Inc.
Report of Independent Accountants........................................   F-2

Balance Sheets at December 31, 1998 and 1997.............................   F-3

Statements of Operations for the years ended December 31, 1998, 1997 and
 1996....................................................................   F-4

Statements of Cash Flows for the years ended December 31, 1998, 1997 and
 1996....................................................................   F-5

Statements of Stockholders' Equity for the years ended December 31, 1996,
 1997 and 1998...........................................................   F-6

Notes to Financial Statements............................................   F-7

D&L Online, Inc.

Report of Independent Accountants........................................  F-16

Balance Sheets at December 31, 1998 and 1997.............................  F-17

Statements of Earnings for the years ended December 31, 1998 and 1997....  F-18

Statements of Cash Flows for the years ended December 31, 1998 and 1997..  F-19

Statements of Stockholders' Equity for the years ended December 31, 1997 and 1998................................................................  F-20

Notes to Financial Statements............................................  F-21
Unaudited Pro Forma Condensed Consolidated Financial Information

Overview.................................................................  F-24

Unaudited Pro Forma Condensed Consolidated Balance Sheet at December 31,
 1998....................................................................  F-25

Unaudited Pro Forma Condensed Consolidated Statement of Operations for
 the year ended December 31, 1998........................................  F-26

Notes to Unaudited Pro Forma Condensed Consolidated Financial
 Information.............................................................  F-27


                       Report of Independent Accountants

To the Board of Directors and Stockholders of EarthWeb Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity, and cash flows present fairly, in all mate-rial respects, the financial position of EarthWeb Inc. at December 31, 1998 and 1997 and the results of its operations and cash flows for the three years in the period ended December 31, 1998 in conformity with generally accepted ac-counting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these fi-nancial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards, which require that we plan and per-form the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presenta-tion. We believe that our audits provide a reasonable basis for our opinion.

                                       PricewaterhouseCoopers LLP

New York, New York
January 21, 1999

                                 EarthWeb Inc.
                                 Balance Sheets

                                                      -------------------------
                                                         As of  December 31,
                                                              1998         1997
                                                      ------------  -----------
                      ASSETS:
Current assets:
Cash and cash equivalents...........................  $ 25,292,229  $ 4,775,153
Restricted cash.....................................       287,000      512,000
Accounts receivable, net............................     1,143,681      375,961
Prepaid expenses and other current assets...........       541,686      235,242
Discontinued operations (accounts receivable).......            --      403,052
                                                      ------------  -----------
Total current assets................................    27,264,596    6,301,408
Fixed assets, net...................................     2,068,752    1,650,828
Intangible assets, net..............................     1,069,220      505,938
Other assets........................................        74,816       55,674
                                                      ------------  -----------
Total assets........................................  $ 30,477,384  $ 8,513,848
                                                      ============  ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable....................................  $  1,805,076  $   574,006
Accrued expenses....................................     1,519,807      414,239
Other current liabilities...........................       157,714      552,179
Discontinued operations (accrued expenses)..........        76,696      443,527
                                                      ------------  -----------
Total current liabilities...........................     3,559,293    1,983,951
Other liabilities...................................        65,686       85,311
                                                      ------------  -----------
Total liabilities...................................     3,624,979    2,069,262
Commitments and contingencies
Stockholders' equity:
Preferred stock, par value $.01; 2,000,000
 authorized; none issued............................            --           --
Series A Convertible Preferred Stock, par value
 $.01; none and 1,000,000 authorized, none and
 653,111 issued and outstanding.....................            --        6,531
Series B Convertible Preferred Stock, par value
 $.01; none and 600,000 authorized, none and 598,086
 issued and outstanding.............................            --        5,981
Common stock, par value $.01; 21,750,000 authorized,
 7,903,761 and 2,925,000 issued and outstanding.....        79,038       29,250
Additional paid in capital..........................    44,582,477   14,715,614
Unearned compensation...............................      (326,562)          --
Treasury stock at cost, 4,713 shares................      (199,970)          --
Accumulated deficit.................................   (17,282,578)  (8,312,790)
                                                      ------------  -----------
Total stockholders' equity..........................    26,852,405    6,444,586
                                                      ------------  -----------
Total liabilities and stockholders' equity..........  $ 30,477,384  $ 8,513,848
                                                      ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                            Statements of Operations

                                          -------------------------------------
                                                Year Ended December 31,
                                                 1998         1997         1996
                                          -----------  -----------  -----------
Revenues................................  $ 3,349,165  $ 1,135,141  $   472,109
Cost of revenues........................    2,131,593    1,358,293      314,332
                                          -----------  -----------  -----------
Gross profit (deficit)..................    1,217,572     (223,152)     157,777
                                          -----------  -----------  -----------
Operating expenses:
Product development.....................    1,475,665    1,003,422       68,410
Sales and marketing.....................    4,546,839    1,018,313      252,287
General and administrative..............    3,356,567    2,566,670    1,801,744
Depreciation and amortization...........    1,115,698      892,600      100,859
                                          -----------  -----------  -----------
Total operating expenses................   10,494,769    5,481,005    2,223,300
                                          -----------  -----------  -----------
Loss from operations....................   (9,277,197)  (5,704,157)  (2,065,523)
Interest and other income, net..........      307,409      267,139       61,497
                                          -----------  -----------  -----------
Loss from continuing operations.........   (8,969,788)  (5,437,018)  (2,004,026)
Discontinued operations:
Loss from discontinued operations.......           --   (2,142,934)     (42,255)
Loss on disposal of discontinued
 operations.............................           --     (240,585)          --
                                          -----------  -----------  -----------
Net loss................................  $(8,969,788) $(7,820,537) $(2,046,281)
                                          ===========  ===========  ===========
Basic and diluted net loss per share
 from continuing operations.............  $     (1.53) $     (1.13) $     (0.69)
Basic and diluted net loss per share
 from discontinued operations...........           --        (0.50)       (0.01)
                                          -----------  -----------  -----------
Basic and diluted net loss per share....  $     (1.53) $     (1.63) $     (0.70)
                                          ===========  ===========  ===========
Weighted average shares of common stock
 outstanding used in computing basic and
 diluted net loss per share.............    5,880,467    4,812,055    2,925,000
                                          ===========  ===========  ===========



   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                            Statements of Cash Flows

                                         -------------------------------------
                                               Year Ended December 31,
                                                1998         1997     1996
                                         -----------  -----------  -----------
Cash flows from operating activities:
Net loss...............................  $(8,969,788) $(7,820,537) $(2,046,281)
Adjustments to reconcile net loss to
 net cash
 used in operating activities:
Depreciation and amortization..........    1,115,698      892,600      100,859
Charge related to issuance of stock
 options...............................       82,878        5,948          --
Barter transaction.....................          --           --      (257,398)
Reduction of members' receivable.......          --           --       114,389
Provision for doubtful accounts........       42,650       10,505          --
Reserve for discontinued operations....          --       443,527          --
Changes in operating assets and
 liabilities:
Accounts receivable....................     (810,370)    (285,287)    (101,179)
Prepaid expenses and other current
 assets................................     (306,444)    (159,321)     (72,571)
Other assets...........................      (19,142)     (32,080)      76,725
Accounts payable and accrued expenses..    2,294,223      364,877      531,815
Other current liabilities..............      (10,767)      89,389          --
Discontinued operations................       36,221     (235,526)     206,409
                                         -----------  -----------  -----------
Net cash used in operating activities..   (6,544,841)  (6,725,905)  (1,447,232)
                                         -----------  -----------  -----------
Cash flows from investing activities:
Purchase of fixed assets...............   (1,147,512)    (954,432)    (598,543)
Acquisitions...........................   (1,310,300)    (811,876)         --
Restricted cash........................      225,000     (512,000)         --
                                         -----------  -----------  -----------
Net cash used in investing activities..   (2,232,812)  (2,278,308)    (598,543)
                                         -----------  -----------  -----------
Cash flows from financing activities:
Proceeds from bridge financing.........          --       500,000      500,000
Proceeds from issuance of preferred
 stock, net............................          --     9,499,998    4,381,096
Proceeds from issuance of common stock,
 net...................................   29,494,699          --           --
Purchase of treasury stock.............     (199,970)         --           --
Contribution from members..............          --           --        58,100
                                         -----------  -----------  -----------
Net cash provided by financing
 activities............................   29,294,729    9,999,998    4,939,196
                                         -----------  -----------  -----------
Net increase in cash for the period....   20,517,076      995,785    2,893,421
Cash and cash equivalents, beginning of
 period................................    4,775,153    3,779,368      885,947
                                         -----------  -----------  -----------
Cash and cash equivalents, end of
 period................................  $25,292,229  $ 4,775,153  $ 3,779,368
                                         ===========  ===========  ===========

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
During 1996, the Company received $257,398 of equipment, in lieu of cash, in a transaction in which the Company recorded advertising revenue of the same amount.

During 1996, certain executives of the Company paid expenses on behalf of the Company, in the amount of $114,389, in exchange for the reduction of their mem-bers' receivable amounts.

   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                       Statements of Stockholders' Equity

              -----------------------------------------------------------------------------------------------------------
                                      Convertible
                                    Preferred Stock
                                    Series A and B       Common Stock    Additional   Unearned  Receivable
                        Members  --------------------  ----------------     Paid in    Compen-        from   Accumulated
                  Contributions      Shares    Amount     Shares Amount     Capital     sation      Member       Deficit
                  -------------  ----------  --------  --------- ------ -----------  ---------  ----------   -----------
Balance at
December 31,
1995............    $ 2,064,000          --  $     --         -- $   -- $        --  $      --   $(172,489) $   (639,638)
Payment of
member
receivable......                                                                                    58,100
Reduction of
member
receivable......                                                                                   114,389
Net loss for the
period January
1, 1996 to
October 25,
1996............                                                                                              (1,554,028)
Effect of
reorganization
(Note 1)........     (2,064,000)                       2,925,000 29,250    (158,916)                           2,193,666
Issuance of
Series A
convertible
preferred
stock...........                    604,288     6,043                     4,375,053
Conversion of
promissory note
for
Series A
convertible
preferred
stock...........                     48,823       488                       499,512
Net loss for the
period October
26, 1996 to
December 31,
1996............                                                                                                (492,253)
                  -------------  ----------  --------  --------- ------ -----------  ---------  ----------  ------------
Balance at
December 31,
1996............             --     653,111     6,531  2,925,000 29,250   4,715,649         --          --      (492,253)
Issuance of
Series B
convertible
preferred
stock...........                    568,182     5,682                     9,494,316
Conversion of
promissory note
for
Series B
convertible
preferred
stock...........                     29,904       299                       499,701
Issuance of non-
qualified stock
options.........                                                              5,948
Net loss                                                                                                      (7,820,537)
                  -------------  ----------  --------  --------- ------ -----------  ---------  ----------  ------------
Balance at
December 31,
1997............             --   1,251,197    12,512  2,925,000 29,250  14,715,614         --          --    (8,312,790)
Issuance of
common stock....                                       2,536,446 25,364  29,465,517
Exercise of
stock options...                                           2,482     26       3,792
Issuance of non-
qualified stock
options                                                                      41,430
Issuance of
stock options
below deemed
fair value for
accounting
purposes........                                                            368,010   (368,010)
Amortization of
deferred
compensation....                                                                        41,448
Conversion of
preferred
stock...........                 (1,251,197)  (12,512) 2,439,833 24,398     (11,886)
Purchase of
treasury stock..
Net loss........                                                                                              (8,969,788)
                  -------------  ----------  --------  --------- ------ -----------  ---------  ----------  ------------
Balance at
December 31,
1998............    $        --         --   $     --  7,903,761 79,038 $44,582,477  $(326,562)  $      --  $(17,282,578)
                  =============  ==========  ========  ========= ====== ===========  =========  ==========  ============
              -----------------------------------------------------------------------------------------------------------
                  Treasury Stock
                  -----------------
                  Shares    Amount        Total
                  ------ ---------- ------------
Balance at
December 31,
1995............      -- $      --  $ 1,251,873
Payment of
member
receivable......                         58,100
Reduction of
member
receivable......                        114,389
Net loss for the
period January
1, 1996 to
October 25,
1996............                     (1,554,028)
Effect of
reorganization
(Note 1)........                             --
Issuance of
Series A
convertible
preferred
stock...........                      4,381,096
Conversion of
promissory note
for
Series A
convertible
preferred
stock...........                        500,000
Net loss for the
period October
26, 1996 to
December 31,
1996............                       (492,253)
                  ------ ---------- ------------
Balance at
December 31,
1996............     --        --     4,259,177
Issuance of
Series B
convertible
preferred
stock...........                      9,499,998
Conversion of
promissory note
for
Series B
convertible
preferred
stock...........                        500,000
Issuance of non-
qualified stock
options.........                          5,948
Net loss                             (7,820,537)
                  ------ ---------- ------------
Balance at
December 31,
1997............     --        --     6,444,586
Issuance of
common stock....                     29,490,881
Exercise of
stock options...                          3,818
Issuance of non-
qualified stock
options                                  41,430
Issuance of
stock options
below deemed
fair value for
accounting
purposes........                             --
Amortization of
deferred
compensation....                         41,448
Conversion of
preferred
stock...........                             --
Purchase of
treasury stock..   4,713  (199,970)    (199,970)
Net loss........                     (8,969,788)
                  ------ ---------- ------------
Balance at
December 31,
1998............   4,713 $(199,970) $26,852,405
                  ====== ========== ============

   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
                         Notes to Financial Statements

1. The Company

Organization
EarthWeb Inc. (the "Company") was incorporated in the State of New York on April 25, 1996 and subsequently re-incorporated in the State of Delaware on June 17, 1997.

On October 25, 1996, all of the assets and liabilities of EarthWeb LLC were transferred, in a tax-free conversion, to EarthWeb Inc., in exchange for the issuance of 2,925,000 shares of common stock of the Company. This transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling of interest.

Business
The Company is a leading provider of Internet-based online services to the in-formation technology ("IT") industry worldwide. Its integrated business-to-business online services address the needs of IT professionals for content, community and commerce.

The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the or-dinary course of business is dependent upon its ability to establish profit-able operations or raise additional financing through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financings to fund operations. During 1998, the Company re-ceived financing of approximately $29,500,000, primarily through an initial public offering of common stock in November 1998.

2. Significant Accounting Policies and Procedures

Revenue Recognition
The Company generates several types of revenue including the following:

Advertising
Advertising revenues are derived from the sale of advertising space on the Company's various online services. Advertising revenues are recognized over the period in which the advertisements are displayed, provided that no signif-icant Company obligations remain and collection of the receivable is reasona-bly assured. Company obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of the Company's online services over a specified period of time). To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impressions are achieved. For the years ended December 31, 1998, 1997 and 1996, advertising revenues repre-sented approximately 95%, 86% and 100% of gross revenues from continuing oper-ations, respectively.

Revenues from barter transactions are recorded at the lower of the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given. Revenue from barter transactions (rep-resenting advertisements given) is recognized as income when advertisements are delivered on the Company's Web sites. Barter expense (representing adver-tisements received) is recognized when the Company's advertisements are run on other companies' Web sites, which is typically in the same period when the re-lated barter revenue is recognized. For the years ended December 31, 1998, 1997 and 1996, barter transactions represented 25%, 16% and 55% of total reve-nues from continuing operations, respectively.

Online Product Sales
The Company has various agreements with product manufacturers where publica-tions and software are sold on the Company's Web sites. The Company records the gross revenue earned and the related royalty due to the vendor as cost of revenues when the products are sent electronically to the customers and collectibility is reasonably assured.

                                 EarthWeb Inc.
                   Notes to Financial Statements--(Continued)


Subscription Revenue
The Company offers monthly and yearly subscriptions for ITknowledge.com. Sub-scription revenue is recognized ratably over the life of the subscription. Amounts received for services which have not yet been provided are reflected as deferred revenue in the accompanying balance sheets.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original ma-turities of three months or less to be cash equivalents. Cash that collateralizes certain letters of credit is recorded as restricted cash on the balance sheet (see Note 6).

Concentration of Credit Risk
Substantially all of the Company's excess cash has been invested in highly liq-uid investments. The Company performs ongoing credit evaluations of its custom-ers' financial condition and generally does not require collateral on accounts receivable. The Company maintains allowances for credit losses and such losses have been within management's expectations. The Company's services are provided to customers in several industries worldwide.

Accounts receivable are stated net of allowances for doubtful accounts of ap-proximately $53,000 and $11,000 as of December 31, 1998 and 1997, respectively. Two customers accounted for 31% and 52% of the accounts receivable balance at December 31, 1998 and 1997, respectively. Two customers accounted for 21% of revenues for the year ended December 31, 1998 and one customer accounted for 12% of revenues from continuing operations for the year ended December 31, 1997.

Financial Instruments
The recorded amounts of financial instruments approximate their fair values.

Fixed Assets
Depreciation of equipment, furniture and fixtures and computer software is pro-vided for by the straight-line method over estimated useful lives ranging from three to five years. Amortization of leasehold improvements is provided for over the lesser of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capitalized, and repairs and maintenance costs are charged to operations in the periods in-curred.

Intangible Assets
Intangible assets, resulting from acquisitions of Web sites and other assets, are being amortized using the straight-line method over three years.

Income Taxes
The Company recognizes deferred taxes by the asset and liability method of ac-counting for income taxes. Under the asset and liability method, deferred in-come taxes are recognized for differences between the financial-statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are estab-lished when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation and amortization of intangible assets.

Risks and Uncertainties
The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertain-ties. In the event that the Company does not successfully implement its busi-ness plan, certain assets may not be recoverable.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of con-tingent assets and liabilities at the date of the financial statements and re-ported amounts of revenues and expenses during the reporting

                                 EarthWeb Inc.
                   Notes to Financial Statements--(Continued)

period. Actual results could differ from these estimates. The Company's signif-icant estimates include the useful lives of fixed assets and intangibles and the accounts receivable allowance for doubtful accounts.

Long-Lived Assets
The carrying amount of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impair-ment. To date no such impairment has been indicated except as disclosed in Note
3. The Company determines if the carrying amount of a long-lived asset is im-paired based on anticipated undiscounted cash flows before interest. In the event of impairment, a loss is recognized based on the amount by which the car-rying amount exceeds fair value of the asset. Fair value is determined primar-ily using the anticipated cash flows before interest, discounted at a rate com-mensurate with the risk involved.

Net Loss Per Share
In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earn-ings per share excludes any dilutive effect of options, warrants and convert-ible securities. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares have been excluded from the computation as their effect is antidilutive for all years. As the Convertible Preferred Stock was converted into common stock upon completion of the Company's initial public offering ("IPO") in November 1998, it has been reflected as common stock for all periods presented. Net loss per share amounts for all periods have been restated to conform to SFAS No. 128 re-quirements.

Stock Split
The company authorized and implemented a 0.65-for-one reverse stock split in connection with the initial public offering of the Company's common stock on November 10, 1998. All references to the number of shares of common stock have been retroactively restated in the financial statements to reflect the effect of this transaction.

Comprehensive Income
The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as de-fined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are re-quired to be reported in comprehensive income.

Segments
The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclo-sures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable business segments as of December 31, 1998.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Soft-ware Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effec-tive for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or ob-tained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on the Company's capitalization policy.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the finan-cial

                                 EarthWeb Inc.
                   Notes to Financial Statements--(Continued)

reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard is not ex-pected to have a significant impact on the Company's results of operations, fi-nancial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As the Company does not currently engage or plan to engage in derivative or hedging activities there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of this standard.

3. Acquisitions

In August 1997, the Company acquired certain assets related to the Java Applet Rating Service ("JARS") Web site. The total cost of the acquisition was $1,261,876 including legal and other professional costs. As of December 31, 1997, there was a payable of $450,000 related to this acquisition that was paid by August 1998. The Company has also entered into a four year consulting agree-ment with the seller of JARS where the Company is obligated to pay a consulting fee of $180,000 per year.

The cost of the JARS acquisition was allocated to certain assets based upon their estimated fair values as follows:

                                                                     ----------
     Intangible assets.............................................. $1,011,876
     Capitalized software...........................................    230,000
     Fixed assets...................................................     20,000
                                                                     ----------
                                                                     $1,261,876
                                                                     ==========

At December 31, 1997 the Company recorded a charge of approximately $337,000 related to an impairment of the intangible assets acquired in the JARS acquisi-tion to reflect the fair value of the remaining asset.

During 1998, the Company acquired several Web sites. In February 1998, the Com-pany acquired the companion Web sites htmlgoodies.com and javagoodies.com. In April 1998, the Company acquired intranetjournal.com. In May 1998, the Company acquired javascripts.com. In July 1998, the Company acquired substantially all of the assets and properties of the Web site datamation.com. In conjunction with the acquisition of datamation.com, the Company also licensed, on a non-exclusive, fully paid basis from the seller, the right to use certain customer lists for the purposes of marketing the Company's products and services. The aggregate cost of these Web site acquisitions totaled approximately $949,000, approximately $89,000 of which is payable over the next year.

Amortization expense of intangible assets resulting from acquisitions totaled $404,000 and $506,000 in the years ended December 31, 1998 and 1997, respec-tively.

4. Discontinued Operations

In November 1997, the Company formalized its plan to discontinue its profes-sional services and software products divisions. Accordingly, operating results have been reclassified and reported in discontinued operations.

                                 EarthWeb Inc.
                   Notes to Financial Statements--(Continued)


Operating results of the discontinued operations are as follows:

                         --------------------------------------------------------------
                                    Professional    Software
                              Total     Services    Products         Total        Total
                               1998         1997        1997          1997         1996
                         ---------  ------------ -----------   -----------   ----------
Revenues................         --   $2,303,813  $   476,170   $ 2,779,983  $1,192,378
Expenses................         --    1,361,046    3,802,456     5,163,502   1,234,633
                                    ------------ -----------   -----------   ----------
Net income (loss).......         --   $  942,767  $(3,326,286)  $(2,383,519) $  (42,255)
                                    ============ ===========   ===========   ==========

Assets and liabilities of the discontinued operations are as follows at Decem-ber 31:

   Accounts receivable.....         --    $253,052  $ 150,000    $403,052
   Accrued expenses........     76,696     103,585    339,942     443,527
                            ---------   ---------  ---------   ---------
   Net assets
    (liabilities)..........    (76,696)   $149,467  $(189,942)  $ (40,475)
                            =========   =========  =========   =========

5. Fixed Assets

Property and equipment consist of the following:

                                                      -------------------------
                                                      December 31, December 31,
                                                              1998         1997
                                                      ------------ ------------
   Computer equipment and software...................   $2,348,249   $1,753,627
   Furniture and fixtures............................      499,425      321,818
   Leasehold improvements............................      635,627      291,311
                                                      ------------ ------------
                                                         3,483,301    2,366,756
   Less, accumulated depreciation and amortization...    1,414,549      715,928
                                                      ------------ ------------
                                                        $2,068,752   $1,650,828
                                                      ============ ============

Depreciation and amortization for the years ended December 31, 1998, 1997 and 1996 totaled approximately $699,000, $529,000 and $101,000, respectively.

6. Commitments and Contingencies

Leases
The Company leases office space in New York, under non-cancelable operating leases expiring at various dates through January 2008. Future minimum lease payments under non-cancelable operating leases as of December 31, 1998 are as follows:

                                                                     ----------
                                                                      Operating
                                                                         Leases
                                                                     ----------
     1999........................................................... $1,018,000
     2000...........................................................    961,000
     2001...........................................................    859,000
     2002...........................................................    744,000
     2003 and thereafter............................................  4,095,000
                                                                     ----------
       Total........................................................ $7,677,000
                                                                     ==========

Rent expense was approximately $323,000, $278,000 and $183,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                                 EarthWeb Inc.
                   Notes to Financial Statements--(Continued)


Letter of Credit
As of December 31, 1998, the Company has a $287,000 standby letter of credit to collateralize its principal facility lease agreement. Restricted cash collateralizes such standby letter of credit.

Litigation
The Company is subject to legal proceedings and claims which arise in the ordi-nary course of its business. The Company does not believe that an adverse out-come of any proceeding would have a material effect on the Company's financial position or results of operations.

7. Stockholders' Equity

Common Stock
In June 1998, the Company issued 436,446 shares of Common Stock to EarthWeb LLC through a private placement, in consideration of net proceeds of $3,719,000. In November 1998, the Company completed its initial public offering of 2,100,000 shares of common stock at a price of $14.00 a share. The total net proceeds to the Company from the IPO were approximately $25,770,000.

Preferred Stock
On October 25, 1996, the Company issued 653,111 shares of Series A Convertible Preferred Stock ("Series A") through a private placement, in consideration of net proceeds to the Company of $4,881,096, inclusive of the conversion of a $500,000 promissory note.

In June 1997, the Company issued 598,086 shares of Series B Convertible Pre-ferred Stock ("Series B") through a private placement, in consideration of net proceeds of $9,999,998, inclusive of the conversion of a $500,000 promissory note.

As of the closing date of the initial public offering, all shares of Convert-ible Preferred Stock were converted into 2,439,833 shares of common stock.

Stock Option Plan
During October 1996, the Company adopted the 1996 Amended and Restated Stock Option Plan (the "1996 Plan") under which incentive stock options or non-quali-fied stock options to purchase common stock may be granted to eligible employ-ees.

                                 EarthWeb Inc.
                   Notes to Financial Statements--(Continued)


In November 1998, the Board of Directors adopted the Company's 1998 Plan (the "1998 Plan"). The Company has reserved 375,000 shares of Common Stock for issu-ance under the 1998 Plan, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to two percent (2%) of the number of shares outstanding as of such date or a lesser number of shares de-termined by the Compensation Committee. A summary of the status of the Company's Plans, as amended, as of December 31, 1997 and 1998, and changes dur-ing the years ended December 31, 1997 and 1998 are presented below:

                                                    --------------------------
                                                                      Weighted
                                                        Option         Average
                                                        Shares  Exercise Price
                                                    ---------   --------------
   Options outstanding--January 1, 1997
   Opening balance.................................         --
   Granted.........................................    217,568           $2.40
   Cancelled.......................................    (17,478)           1.54
                                                    ---------
   Options outstanding--December 31, 1997..........    200,090            2.49
   Granted.........................................    363,925            5.14
   Exercised.......................................     (2,732)           1.54
   Cancelled.......................................    (58,120)           2.51
   Expired.........................................     (4,201)           1.64
                                                    ---------
   Options outstanding--December 31, 1998..........    498,962            4.43
                                                    =========
   Options exercisable at December 31, 1998........    108,813
   Options exercisable at December 31, 1997........         --
   Weighted average fair value of options granted
    during 1998....................................   $   0.97
   Weighted average fair value of options granted
    during 1997....................................   $   0.75

The following table summarizes information about stock options outstanding at December 31, 1998:

                     ---------------------------------------------------------
                                     Options Outstanding    Options Exercisable
                                 ---------------------  ---------------------
                                    Weighted
                                     Average   Weighted               Weighted
                                   Remaining    Average                Average
Range of                  Shares Contractual   Exercise      Shares   Exercise
Exercise Prices      Outstanding        Life      Price Exercisable      Price
---------------      ----------- ----------- ---------  ----------- ---------
$1.54-1.54..........      45,840         5.1       1.54      20,179       1.54
 2.77-3.23..........     361,472         6.0       3.08      75,385       3.07
 6.15-8.57..........      10,400         6.3       7.74       1,559       7.74
 10.00-13.00........      81,250         6.7      11.62      11,690      11.63
                     -----------                        -----------
                         498,962                            108,813
                     ===========                        ===========

Options generally vest over a period of four years, however, 15% of all unvested options automatically vested at the date of the initial public offer-ing. At December 31, 1998, the Company had reserved 900,000 shares of common stock for the exercise of options.

The option plan also provides for the issuance of stock appreciation rights and restricted stock awards under which shares of common stock may be issued to el-igible employees. No such awards have been made.

                                 EarthWeb Inc.
                   Notes to Financial Statements--(Continued)


Stock-Based Compensation
The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock-Issued to Employees" and related interpretations in accounting for its stock option issuances. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock option issuances been determined based on the fair value at the grant date for awards in 1998 and 1997 consistent with the provi-sions of SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below.

                                                  ---------------------------
                                                  December 31,   December 31,
                                                          1998           1997
                                                  ------------   ------------
   Net loss--as reported........................   $(8,969,788)   $(7,820,537)
   Net loss--pro forma..........................   $(9,022,961)   $(7,860,720)
   Basic net loss per share--as reported and pro
    forma.......................................   $     (1.53)   $     (1.63)

The fair value of each option grant is estimated on the date of the grant using the "Black-Scholes option-pricing model" with the following weighted average assumptions used for grants for the years ended December 31, 1998 and 1997; zero dividend yield; no volatility (all options were issued prior to the effec-tiveness of the IPO); a weighted average risk-free interest rate of 5.34% and 6.90%, respectively; and expected lives of 4 and 5 years, respectively.

During the year ended December 31, 1998, the Company issued stock options with strike prices below the then fair market value and, as a result, recorded de-ferred compensation of approximately $368,000. Deferred compensation is amor-tized over the four-year vesting period of the options. As of December 31, 1998, compensation cost of approximately $41,000 has been recognized.

1998 Employee Stock Purchase Plan
The Company's 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan") was approved by the Board of Directors in November 1998. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code in order to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. An aggregate of 159,000 shares of the Company's Common Stock has been reserved for issuance under the Stock Purchase Plan and is available for purchase thereunder, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to the lesser of (i) 400,000 shares, (ii) two percent (2%) of the outstanding shares on such date or (iii) a lesser number of shares determined by the Compensation Committee. At December 31, 1998, employee contributions to the Plan were approximately $66,000, which will purchase shares of common stock on July 31, 1999.

8. Income Taxes

The components of the net deferred tax asset as of December 31, 1998 and 1997 consists of the following:

                                                   -------------------------
                                                          1998          1997
                                                   -----------   -----------
   Operating loss carryforward....................  $ 7,328,880   $ 3,325,050
   Depreciation of fixed assets and amortization
    of intangibles................................       13,856       254,250
                                                   -----------   -----------
   Net deferred tax asset.........................    7,342,736     3,579,300
   Less, Valuation allowance......................   (7,342,736)   (3,579,300)
                                                   -----------   -----------
   Deferred tax asset.............................  $       --    $       --
                                                   ===========   ===========

The difference between the Company's U.S. federal statutory rate of 35%, as well as its state and local rate, net of a federal benefit of 7%, when compared to its effective rate of 0% is principally comprised of its valuation allow-ance.

As of December 31, 1998, the Company has a net operating loss carryforward for Federal income tax purposes of approximately $16,300,000. The carryforwards will begin to expire in 2011 if not used. The net deferred tax asset has been fully reserved due to the uncertainty of the Company's ability to realize this asset in the future.

9. Employee Savings Plan

The Company has a savings plan (the "Savings Plan") that qualifies as a de-ferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. For the years ended December 31, 1998 and 1997, the Company did not contribute to the Savings Plan.

10. Subsequent Events (unaudited)

In February 1999, the Company completed the acquisition of D&L Online, Inc. which operates dice.com, a leading online job posting service for information technology professionals, for approximately $35 million in shares of common stock and cash. The consideration also consists of additional future payments, based on the performance of dice.com, in the form of EarthWeb common stock or cash with an aggregate value of up to $12 million over the next three years. The Company funded the transaction through the issuance of 577,778 shares of common stock and from the proceeds of the initial public offering. In addition, all outstanding options to purchase dice.com common stock were converted into non-qualified options to purchase an aggregate of 36,667 shares of EarthWeb Inc. common stock.

Under the terms of the acquisition agreement, an aggregate of 57,778 shares of common stock will be held in escrow for 18 months for the purpose of indemnify-ing the Company against certain liabilities of dice.com and its stockholders.

In February 1999, the Company acquired gocertify.com, which provides users with information on technical certification programs. In March 1999, the Company ac-quired substantially all the assets of The Perl Journal, a leading technical publication for developers using the Perl programming language, and the related Web site TPJ.com. The aggregate purchase price of both acquisitions was $980,000, of which $750,000 is payable through March 2000 in the form of common stock or cash. The consideration paid also consists of additional future pay-ments, based on performance, in the form of cash or stock, with an aggregate value of up to $500,000.

In March 1999, the Company acquired all of the capital stock of MicroHouse In-ternational, Inc. for approximately $9 million in shares of common stock, con-vertible notes and cash.

These acquisitions will be accounted for using the purchase method of account-ing. The results of operations for each will be included with those of the Com-pany for periods subsequent to the date of each acquisition.

                       Report of Independent Accountants

To the Board of Directors of
D&L Online, Inc.:

In our opinion, the accompanying balance sheets present fairly, in all material respects, the financial position of D&L Online, Inc. as of December 31, 1998 and 1997, and the related statements of earnings, stockholders' equity and cash flows for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these fi-nancial statements based on our audits. We conducted our audits of these state-ments in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and signifi-cant estimates made by management, and evaluating the overall financial state-ment presentation. We believe that our audits provide a reasonable basis for our opinion.

                                                PricewaterhouseCoopers LLP

Omaha, Nebraska
January 22, 1999

                                D&L Online, Inc.
                                 Balance Sheets

                                                          ---------------------
                                                           As of December 31,
                                                                1998       1997
                                                          ---------- ----------
ASSETS
Current assets:
  Cash and cash equivalents.............................. $  319,870 $  268,213
  Accounts receivable, net of allowance for bad debts of
   $48,664 in 1998.......................................    592,968    348,593
                                                          ---------- ----------
    Total current assets.................................    912,838    616,806
  Fixed assets, net......................................    504,534    435,967
  Other assets...........................................     45,751     25,598
                                                          ---------- ----------
    Total assets......................................... $1,463,123 $1,078,371
                                                          ========== ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accrued expenses and accounts payable.................. $  427,077 $  518,292
  Deferred revenue.......................................    329,029     82,527
  Notes payable..........................................    470,000    276,940
                                                          ---------- ----------
    Total current liabilities............................  1,226,106    877,759
Commitments and contingencies
Stockholders' equity:
  Common stock, par value $1 per share; 3,000,000 shares
   authorized, 1,000 shares issued and outstanding.......      1,000      1,000
  Additional paid-in capital.............................      7,433      7,433
  Retained earnings......................................    228,584    192,179
                                                          ---------- ----------
    Total stockholders' equity...........................    237,017    200,612
                                                          ---------- ----------
    Total liabilities and stockholders' equity........... $1,463,123 $1,078,371
                                                          ========== ==========


   The accompanying notes are an integral part of these financial statements.

                                D&L Online, Inc.
                             Statements of Earnings

                                                       -----------------------
                                                        Year ended December 31,
                                                              1998        1997
                                                       ----------- -----------
Revenues.............................................. $ 7,736,921 $ 3,673,107
Cost of revenues......................................   1,072,537     781,490
                                                       ----------- -----------
    Gross profit......................................   6,664,384   2,891,617
Operating expenses:
  Sales and marketing.................................   2,287,447     926,197
  General and administrative..........................   4,140,265   1,762,129
  Depreciation and amortization.......................     208,297     156,162
                                                       ----------- -----------
    Total operating expenses..........................   6,636,009   2,844,488
                                                       ----------- -----------
Operating income......................................      28,375      47,129
Interest and other income (expense), net..............       8,030     (17,929)
                                                       ----------- -----------
Net earnings.......................................... $    36,405 $    29,200
                                                       =========== ===========



   The accompanying notes are an integral part of these financial statements.

                                D&L Online, Inc.
                            Statements of Cash Flows

                                                          --------------------
                                                                 Year
                                                                ended
                                                             December 31,
                                                               1998       1997
                                                          ---------  ---------
Cash flows from operating activities:
 Net income.............................................. $  36,405  $  29,200
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization..........................   208,297    156,162
  Gain on sale of fixed assets...........................    (6,251)       --
  Non cash compensation expense..........................   300,000    110,000
  Allowance for doubtful accounts........................    48,664        --
  Changes in operating assets and liabilities:
   Accounts receivable...................................  (293,039)  (215,988)
   Other assets..........................................   (20,153)   (17,811)
   Accounts payable and accrued expenses.................   (91,215)   328,422
   Deferred revenue......................................   246,502     75,128
                                                          ---------  ---------
    Net cash provided by operating activities............   429,210    465,113
                                                          ---------  ---------
Cash flows from investing activities:
 Purchase of fixed assets................................  (306,797)  (274,482)
 Proceeds from sale of fixed assets......................    36,184        --
                                                          ---------  ---------
    Net cash used in investing activities................  (270,613)  (274,482)
                                                          ---------  ---------
Cash flows from financing activities:
 Stockholder distributions...............................       --     (40,000)
 Payments on notes payable...............................  (106,940)   (97,438)
                                                          ---------  ---------
    Net cash used in financing activities................  (106,940)  (137,438)
                                                          ---------  ---------
    Net increase in cash for the period..................    51,657     53,193
Cash and cash equivalents, beginning of period...........   268,213    215,020
                                                          ---------  ---------
Cash and cash equivalents, end of period................. $ 319,870  $ 268,213
                                                          =========  =========
Supplemental disclosure of cash flow information:
Interest paid............................................ $  14,173  $  23,599


   The accompanying notes are an integral part of these financial statements.

                                D&L Online, Inc.
                       Statements of Stockholders' Equity

                                    ------------------------------------------
                                                 Additional
                                                      Paid- Retained
                                    Common Stock in Capital Earnings     Total
                                    ------------ ---------- --------  --------
Balance at December 31, 1996.......       $1,000     $7,433 $202,979  $211,412
Net earnings.......................          --         --    29,200    29,200
Stockholder distributions..........          --         --   (40,000)  (40,000)
                                    ------------ ---------- --------  --------
Balance at December 31, 1997.......        1,000      7,433  192,179   200,612
Net earnings.......................          --         --    36,405    36,405
                                    ------------ ---------- --------  --------
Balance at December 31, 1998.......       $1,000     $7,433 $228,584  $237,017
                                    ============ ========== ========  ========




   The accompanying notes are an integral part of these financial statements.

                                D&L Online, Inc.
                         Notes to Financial Statements

1. The Company

D&L Online, Inc. (the "Company") was incorporated in the State of Iowa on No-vember 26, 1991. The Company maintains a job search Web site for computer pro-fessionals. This Web site is offered to professional recruiters, who, for a monthly fee, are given access to post job listings for programmers, software engineers, system administrators, Web developers, hardware engineers, and oth-ers involved in high technology industries.

2. Significant Accounting Policies and Procedures

Revenue Recognition
Advertising revenues from Web site postings are recognized over the period the ads are displayed.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original ma-turities of three months or less to be cash equivalents.

Financial Instruments
The recorded amounts of financial instruments approximate their fair value.

Fixed Assets
Depreciation of computer equipment, furniture and fixtures and computer soft-ware is provided for by the straight-line method over the estimated useful life ranging from three to five years. Amortization of leasehold improvements is provided for over the lesser of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capi-talized and repairs and maintenance costs are charged to operations in the pe-riods incurred.

Income Taxes
The Company has elected Subchapter S corporation status and as such, substan-tially all income tax liabilities are the responsibility of the stockholders.

Risks and Uncertainties
The Company and its prospects are subject to the risks, expenses and uncertain-ties frequently encountered by companies in the new and rapidly evolving mar-kets for Internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Com-pany does not successfully implement its business plan, certain assets may not be recoverable.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of con-tingent assets and liabilities at the date of the financial statements and re-ported amounts of revenue and expenses during the reporting period. Actual re-sults could differ from these estimates.

Long-Lived Assets
The carrying value of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impair-ment. To date, no such impairment has been indicated. Should there be an im-pairment in the future, the Company will determine the impairment based on a comparison of recorded amounts to the expected future cash flows from the im-paired assets. The cash flow estimates will contain management's best esti-mates, using appropriate and customary assumptions and projections at the time.

                                D&L Online, Inc.
                   Notes to Financial Statements--(Continued)


3. Fixed Assets

Fixed assets consists of the following:

                                                           ---------------------
   Computer equipment and software........................ $  549,793 $  470,054
   Furniture and fixtures.................................    299,945    159,638
   Leasehold improvements.................................     95,186     95,186
                                                           ---------  ---------
                                                              944,924    724,878
   Less accumulated depreciation and amortization.........    440,390    288,911
                                                           ---------  ---------
                                                           $  504,534 $  435,967
                                                           =========  =========

Depreciation and amortization for the years ended December 31, 1998 and 1997 totaled $208,297 and $156,162, respectively.

4. Commitments and Contingencies

The Company leases office space under noncancelable operating leases expiring at various dates through 2002. Future minimum lease payments under noncancel-able operating leases as of December 31, 1998 are as follows:

                                                                      ---------
     1999............................................................ $  144,939
     2000............................................................    161,210
     2001............................................................    145,321
     2002............................................................     15,000
                                                                      ---------
       Total......................................................... $  466,470
                                                                      =========

Rent expense was $146,018 and $112,560 for the years ended December 31, 1998 and 1997, respectively.

5. Employee Savings Plan

The Company has a savings plan (the "Savings Plan") that qualifies as a de-ferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 35% of the first 10% contributed by each employee. The Company's contributions totaled $22,229 and $21,727 for the years ended Decem-ber 31, 1998 and 1997, respectively.

6. Notes Payable

Notes payable represent amounts due under the following:

                                                         ---------------------
                                                               1998       1997
                                                         ---------- ----------
   Term loan payable to bank. Paid off in 1998.......... $      --  $  106,940
   8% unsecured notes payable to stockholders of the
    Company.............................................    470,000    170,000
                                                         ---------- ----------
                                                         $  470,000 $  276,940
                                                         ========== ==========

The notes payable to stockholders of the Company have no set maturity dates or repayment provisions and as such, are reflected as current debt. These notes represent cumulative noncash compensation payable to the stockholders of the Company.

7. Stock Option Program

The Company has implemented a stock option program effective as of December 31, 1998. Total stock to be offered under this program will not exceed 100 shares. On December 31, 1998, the Company granted options to purchase 50 shares of com-mon stock. These options, which have an exercise price of $23,500 per share, vest 25% per year beginning December

                                D&L Online, Inc.
                   Notes to Financial Statements--(Continued)

31, 1999 through December 31, 2002. The unexercised portion of the options ex-pire December 31, 2008. No options have been exercised through December 31, 1998.

The Company has adopted the disclosure-only provisions of Statement of Finan-cial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Net earnings for 1998 would have remained as reported had compensation cost been determined based on the fair value at the grant date for the 1998 award, as the options were granted on December 31, 1998. The fair value of each option at the date of grant was $11,690. The fair value of the stock options was estimated using the Black-Scholes option pricing method with the following assumptions: risk-free interest rate of 7%; zero dividend yield; and expected option life of 10 years.

8. Related Party Transactions

Included in general and administrative expenses is compensation paid to the stockholders of the Company. These salaries and bonuses totaled $3,200,000 and $1,161,538 for the years ended December 31, 1998 and 1997, respectively.

9. Recent Accounting Pronouncements

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the finan-cial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of this standard is not expected to have a significant impact on the Company's results of operations, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and report-ing standards for derivative instruments, including certain derivative instru-ments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As the Company does not currently engage or plan to engage in derivative or hedging activities there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of this standard.

        Unaudited Pro Forma Condensed Consolidated Financial Information

In February 1999, EarthWeb acquired D&L Online, Inc., which operates dice.com. The purchase price was approximately $35 million including acquisition costs. The consideration also consists of additional future payments based on the per-formance of dice.com, in the form of EarthWeb common stock or cash with an ag-gregate value of up to $12 million over the next three years. See Note 10 to EarthWeb's Financial Statements for the year ended December 31, 1998 for fur-ther details.

The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1998 gives effect to the acquisition of D&L Online as if it had occurred on January 1, 1998 and is based on the historical results of operations of the Company and D&L Online for the year ended December 31, 1998. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the acquisition of D&L Online as if the acquisition had occurred on December 31, 1998. The Unaudited Pro Forma Condensed Consolidated Statement of Opera-tions and the Unaudited Pro Forma Condensed Consolidated Balance Sheet and the accompanying notes should be read in conjunction with the historical financial statements of the Company and D&L Online and notes thereto.

The Unaudited Pro Forma Condensed Consolidated Financial Information is in-tended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the acquisition of D&L Online or of the financial position or re-sults of operations of the consolidated company that would have actually oc-curred had the acquisition of D&L Online been effected on January 1, 1998.

                                 EarthWeb Inc.
            Unaudited Pro Forma Condensed Consolidated Balance Sheet

                         -------------------------------------------------------------------
                            As of December 31, 1998
                         ------------------------------
                                                              Pro Forma            Pro Forma
                         EarthWeb Inc. D&L Online, Inc.     Adjustments                Total
                         ------------- ---------------- ---------------          -----------
ASSETS
Cash and cash
 equivalents............   $25,579,229       $  319,870     $    (4,360,000)(1a) $21,539,099
Accounts receivable,
 net....................     1,143,681          592,968                  --        1,736,649
Other current assets....       541,686               --                  --          541,686
                         ------------- ---------------- ---------------          -----------
  Total current assets..    27,264,596          912,838          (4,360,000)      23,817,434
Fixed assets, net.......     2,068,752          504,534                  --        2,573,286
Goodwill and intangible
 assets, net............     1,069,220               --          34,112,337 (1b)  35,181,557
Other assets............        74,816           45,751                  --          120,567
                         ------------- ---------------- ---------------          -----------
  Total assets..........   $30,477,384       $1,463,123         $29,752,337      $61,692,844
                         ============= ================ ===============          ===========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Accounts payable and
 accrued expenses.......   $ 3,324,883        $ 427,077             500,000 (1f)   4,251,960
Other current
 liabilities............       234,410          329,029            (243,656)(1c)     319,783
Notes payable...........           --           470,000           1,500,000 (1d)   1,970,000
                         ------------- ---------------- ---------------          -----------
  Total current
   liabilities..........     3,559,293        1,226,106           1,756,344        6,541,743
Other liabilities.......        65,686              --            1,500,000 (1d)    1,565,686
Stockholders' equity....    26,852,405          237,017          26,495,993 (1e)   53,585,415
                         ------------- ---------------- ---------------          -----------
   Total liabilities and
    stockholders'
    equity..............   $30,477,384       $1,463,123         $29,752,337       $61,692,844
                         ============= ================ ===============          ===========



   The accompanying notes are an integral part of these financial statements.

                                 EarthWeb Inc.
       Unaudited Pro Forma Condensed Consolidated Statement of Operations

                          --------------------------------------------------------
                                For the year ended December 31, 1998
                          --------------------------------------------------------
                             EarthWeb           D&L   Pro Forma          Pro Forma
                                 Inc.  Online, Inc. Adjustments              Total
                          -----------  ------------ -----------       ------------
Revenues................  $ 3,349,165   $ 7,736,921 $        --       $ 11,086,086
Cost of revenues........    2,131,593     1,072,537          --          3,204,130
                          -----------  ------------ -----------       ------------
Gross profit............    1,217,572     6,664,384          --          7,881,956
                          -----------  ------------ -----------       ------------
Operating expenses:.....
  Product development...    1,475,665            --          --          1,475,665
  Sales and marketing...    4,546,839     2,287,447          --          6,834,286
  General and
   administrative.......    3,356,567     4,140,265  (2,800,000)(2a)     4,696,832
  Depreciation and
   amortization.........    1,115,698       208,297   7,580,519 (2b)     8,904,514
                          -----------  ------------ -----------       ------------
    Total operating
     expenses...........   10,494,769     6,636,009   4,780,519         21,911,297
                          -----------  ------------ -----------       ------------
Operating (loss)
 income.................   (9,277,197)       28,375  (4,780,519)       (14,029,341)
Interest and other
 income, net............      307,409         8,030          --            315,439
Income taxes............           --            --   1,120,000 (2a)     1,120,000
                          -----------  ------------ -----------       ------------
Net (loss) income.......  $(8,969,788)  $    36,405 $(5,900,519)      $(14,833,902)
                          ===========  ============ ===========       ============
Basic net loss per
 share..................  $     (1.53)                                $      (2.30)
                          ===========                                 ============
Weighted average shares
 used in computing basic
 net loss per share.....    5,880,467                   577,778 (2c)     6,458,245
                          ===========               ===========       ============



   The accompanying notes are an integral part of these financial statements

                                 EarthWeb Inc.
 Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

(1) Pro Forma Adjustments and Assumptions

The pro forma adjustments to the unaudited pro forma condensed consolidated balance sheet, assuming the acquisition occurred on December 31, 1998, are as follows:

  1(a) Adjustment to record cash payment of $4,360,000 in connection with the D&L Online acquisition.

  1(b) Adjustment to calculate goodwill and intangible assets and to allo-cate purchase price over the estimated fair value of net assets ac-quired of D&L Online, calculated as follows:

                                                                  -----------
     Cash portion of purchase price..............................  $ 4,360,000
     Value of stock and option portion of purchase price(/1/)....   26,733,010
     Payable portion of purchase price...........................    3,000,000
     Transaction costs...........................................      500,000
                                                                  -----------
     Purchase price..............................................   34,593,010
     Less: fair value of net assets to be acquired...............      480,673
                                                                  -----------
                                                                    34,112,337
     Customer list and other intangibles.........................  (15,800,000)
                                                                  -----------
     Goodwill....................................................  $18,312,337
                                                                  ===========

    (1) The value of the common stock issued to D&L Online was determined to be $45.00 a share.

  1(c) Adjustment to deferred revenue to record the balance of the future obligation of existing subscriptions at its fair value.

  1(d) Adjustment to record current and long-term portion of note payable to D&L Online stockholders as part of the total consideration paid.

  1(e) Adjustment to reflect the issuance of 577,778 shares of common stock issued in connection with the D&L Online acquisition.

  1(f) Adjustment to record approximately $500,000 of expenses incurred in connection with the acquisition of D&L Online.

The pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations, assuming the acquisition occurred on January 1, 1998, are as follows:

  2(a) Adjustment of $2.8 million due to D&L Online's S corporation distri-bution which was recorded as compensation expense that will not be incurred in the future, as well as to record the associated tax charge of $1.2 million which does not assume the utilization of EarthWeb's net operating loss carryforwards.

  2(b) Adjustment to depreciation and amortization to reflect the amortiza-tion of goodwill and intangible assets of approximately $7.6 million resulting from the acquisition of D&L Online, over an approximate 4.5 year period, the expected period of benefit.

  2(c) Adjustment of weighted average shares of common stock outstanding of 577,778 used in computing basic and diluted net loss per share to re-flect the issuance of 577,778 shares of common stock as of January 1, 1998.

                                  [back page]
                                 (Logo to Come)

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be home by the registrant, other than underwriting discount, in connection with the issuance and distribution of the Common Stock hereunder.

                                     ------
Item                                 Amount
SEC registration fee                 $
NASD filing fee
Nasdaq National Market Listing Fees
*Accounting fees and expenses
*Legal fees and expenses
*Printing costs
*Blue sky fees and expenses
*Miscellaneous
                                     ------
  *Total                             $
                                     ======

      * Estimated.

Item 14. Indemnification of Directors and Officers.

Section 145 ("Section 145") of the General Corporation Law of the State of Del-aware (the "DGCL") provides that directors and officers of Delaware corpora-tions may, under certain circumstances, be indemnified against expenses (in-cluding attorneys' fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a di-rector or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 also provides that di-rectors and officers may also be indemnified against expenses (including attor-neys' fees) incurred by them in connection with a derivative suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corpora-tion.

The Company has implemented such indemnification provisions in its Amended and Restated Certificate of Incorporation which provides that officers and direc-tors shall be entitled to be indemnified by the Company to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or proceeding by reason of the fact that he or she is or was an officer or direc-tor of the Company.

The above discussion of the Company's Amended and Restated Certificate of In-corporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Amended and Restated Cer-tificate of Incorporation and statutes.

The Company has agreed to indemnify the Underwriters and their controlling per-sons, and the Underwriters have agreed to indemnify the Company and its con-trolling persons, including directors and executive officers of the Company, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the Exhibits hereto.

For information regard the Company's undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

Item 15. Recent Sales of Unregistered Securities.

On October 25, 1996, the Company issued (i) 2,925,000 shares of its Common Stock to EarthWeb LLC in exchange for substantially all the assets and liabili-ties of EarthWeb LLC and (ii) 653,111 shares of its Series A preferred stock to Warburg, Pincus Ventures, L.P. ("Warburg") for an aggregate purchase price of $6.7 million. On June 23, 1997, the Company issued 598,086 shares of its Series B preferred stock to Warburg for an aggregate purchase price of $10.0 million. In June 1998, the Company issued 433,965 shares of its Common Stock to EarthWeb LLC for an aggregate purchase price of $3.7 million.

Exemption from registration for the transactions described above was claimed pursuant to Section 4(2) of the Securities Act of 1933, as amended, regarding transactions by the issuer not involving a public offering, in that these transactions were made, without general solicitation or advertising, to sophis-ticated investors with access to all relevant information necessary to evaluate these investments and who represented to the Registrant that the shares were being acquired for investment. Additionally, since February 1997, the Regis-trant has granted stock options to certain of its employees and consultants pursuant to its 1996 Amended and Restated Stock Plan. Such grants were made in reliance on Rule 701 promulgated under the Securities Act. As of November 9, 1998, the Registrant had granted options to purchase 500,592 shares of Common Stock to employees and consultants pursuant to the 1996 Amended and Restated Stock Option Plan.

On February 2, 1999, the Registrant completed the acquisition of D&L Online, Inc. ("D&L") for aggregate consideration of $35 million including 577,778 shares of common stock to the stockholders of D&L. Additional consideration for the acquisition includes future payments, based on the performance of D&L, in the form of Registrant's common stock or cash, at Registrant's option, with an aggregate value of up to $12 million. This transaction was exempt from regis-tration pursuant to Section 4(2) of the Securities Act of 1933, as amended, re-garding transactions by an issuer not involving a public offering.

On March 19, 1999, the Registrant completed the acquisition of MicroHouse In-ternational, Inc. ("MicroHouse") for aggregate consideration including 50,856 shares of common stock and a convertible promissory note in the original prin-cipal amount of $4,975,719, which is convertible into 126,475 shares of common stock on March 20, 2000. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1993, as amended, regarding transac-tions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

-------------------------------------------------------------------------------
 Exhibit
     No. Description
  **1    Form of Underwriting Agreement
   *2.1  Agreement and Plan of Merger among EarthWeb Inc., EW Acquisition
         Corporation, D&L Online, Inc., Lloyd Linn, and Diane Rickert;
         incorporated by reference to Exhibit 2.1 to the Registrant' Current
         Report on Form 8-K dated February 2, 1999.
    2.2  Securities Purchase Agreement among the Registrant, MicroHouse
         International, Inc. and Steve Anderson, Doug Anderson, Robert Anderson
         and Ascent Partners; incorporated by reference to Exhibit 2.1 to the
         Registrants' Current Report on Form 8-K dated March 12, 1999.
    3.1  Form of Amended and Restated Certificate of Incorporation;
         incorporated by reference to Exhibit 3.1 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
    3.2  Form of Amended and Restated By-laws; incorporated by reference to
         Exhibit 3.2 to Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
    4.1  Amended and Restated Shareholders Agreement dated as of June 24, 1997 among the Registrant, EarthWeb LLC, GNP, Warburg, Jack D. Hidary,
         Murray Hidary and Nova Spivack; incorporated by reference
         to Exhibit 4.1 to Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
    4.2  Specimen Common Stock Certificate of Registrant; incorporated by reference to Exhibit 4.2 to Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
    4.3  Registration Rights Agreement dated as of October 25, 1996 by and between the Registrant, Warburg, EarthWeb LLC and GNP; incorporated by reference to Exhibit 4.3 to Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
    4.4  Registration Rights Agreement between EarthWeb Inc., Lloyd Linn and
         Diane Rickert; incorporated by reference to Exhibit 4.1 to the
         Registrant's Current Report on Form 8-K dated February 2, 1999.
    4.5  Registration Rights Agreement dated as of March 19, 1999 between
         EarthWeb, Inc., Steve Anderson, Doug Anderson, Robert Anderson and
         Ascent Partners; incorporated by reference to Exhibit 4.1 to the
         Registrants' Current Report on Form 8-K dated March 12, 1999.
    4.6  Zero Coupon Convertible Promissory Note dated as of March 19, 1999, of
         Registrant in favor of Steven Anderson; incorporated by reference to
         Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated March
         12, 1999.
    4.7  Zero Coupon Convertible Promissory Note dated as of March 19, 1999, of
         Registrant in favor of Doug Anderson; incorporated by reference to
         Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated March
         12, 1999.
    4.8  Zero Coupon Convertible Promissory Note dated as of March 19, 1999, of
         Registrant in favor of Robert Anderson; incorporated by reference to
         Exhibit 4.4 to the Registrant's Current Report on Form 8-K dated March
         12, 1999.
  **5    Opinion of Morrison & Foerster LLP

     9   Form of Voting Trust Agreement, as amended; incorporated by reference to Exhibit 9 to Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
    10.1 1996 Amended and Restated Stock Plan, as amended; incorporated by reference to Exhibit 10.1 to Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
    10.2 Employment Agreement dated January 1, 1995 between GNP (formerly
         EarthWeb Ltd.) and Jack D. Hidary; incorporated by reference to
         Exhibit 10.2 to Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
    10.3 Employment Agreement dated January 1, 1995 between GNP (formerly
         EarthWeb Ltd.) and Murray Hidary; incorporated by reference to Exhibit
         10.3 to Registrant's Registration Statement on Form S-1 (SEC File No.
         333-60837).
    10.4 Employment Agreement dated November 4, 1996 between the Registrant and
         Irene Math; incorporated by reference to Exhibit 10.4 to Registrant's
         Registration Statement on Form S-1 (SEC File No. 333-60837).
    10.5 Employment Agreement dated November 3, 1997 between the Registrant and
         William Gollan; incorporated by reference to Exhibit 10.5 to
         Registrant's Registration Statement on Form S-1 (SEC File No. 333-
         60837).
    10.6 Consulting Agreement dated as of August 1, 1998 between the Registrant and Nova Spivack; incorporated by reference to Exhibit 10.6 to
         Registrant's Registration Statement on Form S-1 (SEC File No. 333-
         60837).
    10.7 Intercompany Services Agreement dated October 25, 1996 among the
         Registrant, EarthWeb LLC, GNP (formerly EarthWeb Ltd.), Jack D.
         Hidary, Murray Hidary and Nova Spivack, as amended; incorporated by reference to Exhibit 10.7 to Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
    10.8 Lease Agreement dated April 28, 1995 between 3 Park Avenue Co. and MJN
         Enterprises, Inc., as amended; incorporated by reference to Exhibit
         10.8 to Registrant's Registration Statement on Form S-1 (SEC File No.
         333-60837).
    10.9 Form of 1998 Stock Incentive Plan; incorporated by reference to
         Exhibit 10.9 to Registrant's Registration Statement on Form S-1 (SEC
         File No. 333-60837).
   10.10 Form of 1998 Employee Stock purchase plan; incorporated by reference to Exhibit 10.10 to Registrant's Registration Statement on Form S-1
         (SEC File No. 333-60837).
   10.11 Employment Agreement between EarthWeb In. and Lloyd Linn; incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on
         Form 8-K dated February 2, 1999.
   21    Subsidiaries
   23.1  Consents of PricewaterhouseCoopers LLP
   23.2  Consent of Morrison & Foerster LLP (set forth in Exhibit 5)
 **23.3  Consent of Jupiter Communications
 **23.4  Consent of Forrester Research, Inc.
 **23.5  Consent of International Data Corporation
   24    Powers of Attorney (set forth in the signature page hereto)
   27    Financial Data Schedule

*Confidential treatment has been received with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Commission. ** To be filed by amendment.

Item 17. Undertakings.

The Registrant hereby undertakes the following:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the regis-trant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securi-ties Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act, the in-formation omitted from the form of prospectus filed as part of this registra-tion statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such de-nominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the un-dersigned, thereunto duly authorized, in the City of New York, State of New York, on April 6, 1999.

                                       EarthWeb Inc.

                                                 /s/ Jack D. Hidary
                                       By: ____________________________________
                                                     Jack D. Hidary
                                         President and Chief Executive Officer

                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints and hereby authorizes Jack D. Hidary and Irene Math, severally, such person's true and lawful attorneys-in-fact, with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign on such person's behalf, individually and in each capacity stated below, any and all amendments, includ-ing post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of se-curities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said at-torneys-in-fact, or the substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on April 6, 1999.

          Name and Signature                     Title
          ------------------                     -----

        /s/ Jack D. Hidary             President, Chief Executive
______________________________________  Officer and Director
            Jack D. Hidary

        /s/ Murray Hidary              Executive Vice President,
______________________________________  Secretary, Treasurer and
            Murray Hidary               Director

                                       Director
______________________________________
             Nova Spivack

         /s/ Henry Kressel             Director
______________________________________
            Henry Kressel

          /s/ Cary Davis               Director
______________________________________
              Cary Davis

          /s/ Irene Math               Senior Vice President,
______________________________________  Finance (Principal
              Irene Math                Financial and Accounting
                                        Officer)

                                 Exhibit Index

 Exhibit
     No.Description                                                    Page No.
 ------------------                                                    --------
 **1     Form of Underwriting Agreement
  *2.1   Agreement and Plan of Merger among EarthWeb Inc., EW
         Acquisition Corporation, D&L Online, Inc., Lloyd Linn, and
         Diane Rickert; incorporated by reference to Exhibit 2.1 to the Registrant' Current Report on Form 8-K dated February
         2, 1999.
   2.2   Securities Purchase Agreement among the Registrant,
         MicroHouse International, Inc. and Steve Anderson, Doug
         Anderson, Robert Anderson and Ascent Partners; incorporated by reference to Exhibit 2.1 to the Registrants' Current
         Report on Form 8-K dated March 12, 1999.
   3.1   Form of Amended and Restated Certificate of Incorporation;
         incorporated by reference to Exhibit 3.1 to Registrant's
         Registration Statement on Form S-1 (SEC File No. 333-
         60837).
   3.2   Form of Amended and Restated By-laws; incorporated by
         reference to Exhibit 3.2 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
   4.1   Amended and Restated Shareholders Agreement dated as of
         June 24, 1997 among the Registrant, EarthWeb LLC, GNP,
         Warburg, Jack D. Hidary, Murray Hidary and Nova Spivack;
         incorporated by reference to Exhibit 4.1 to Registrant's
         Registration Statement on Form S-1 (SEC File No.
         333-60837).
   4.2   Specimen Common Stock Certificate of Registrant;
         incorporated by reference to Exhibit 4.2 to Registrant's
         Registration Statement on Form S-1 (SEC File No. 333-
         60837).
   4.3   Registration Rights Agreement dated as of October 25, 1996 by and between the Registrant, Warburg, EarthWeb LLC and
         GNP; incorporated by reference to Exhibit 4.3 to
         Registrant's Registration Statement on Form S-1 (SEC File
         No. 333-60837).
   4.4   Registration Rights Agreement between EarthWeb Inc., Lloyd
         Linn and Diane Rickert; incorporated by reference to
         Exhibit 4.1 to the Registrant's Current Report on Form 8-K
         dated February 2, 1999.
   4.5   Registration Rights Agreement dated as of March 19, 1999
         between EarthWeb, Inc., Steve Anderson, Doug Anderson,
         Robert Anderson and Ascent Partners; incorporated by
         reference to Exhibit 4.1 to the Registrants' Current Report on Form 8-K dated March 12, 1999.
   4.6   Zero Coupon Convertible Promissory Note dated as of March
         19, 1999, of Registrant in favor of Steven Anderson;
         incorporated by reference to Exhibit 4.2 to the
         Registrant's Current Report on Form 8-K dated March 12,
         1999.
   4.7   Zero Coupon Convertible Promissory Note dated as of March
         19, 1999, of Registrant in favor of Doug Anderson;
         incorporated by reference to Exhibit 4.3 to the
         Registrant's Current Report on Form 8-K dated March 12,
         1999.
   4.8   Zero Coupon Convertible Promissory Note dated as of March
         19, 1999, of Registrant in favor of Robert Anderson;
         incorporated by reference to Exhibit 4.4 to the
         Registrant's Current Report on Form 8-K dated March 12,
         1999.
 **5     Opinion of Morrison & Foerster LLP
   9     Form of Voting Trust Agreement, as amended; incorporated by reference to Exhibit 9 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
  10.1   1996 Amended and Restated Stock Plan, as amended;
         incorporated by reference to Exhibit 10.1 to Registrant's
         Registration Statement on Form S-1 (SEC File No. 333-
         60837).
  10.2   Employment Agreement dated January 1, 1995 between GNP
         (formerly EarthWeb Ltd.) and Jack D. Hidary; incorporated
         by reference to Exhibit 10.2 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
  10.3   Employment Agreement dated January 1, 1995 between GNP
         (formerly EarthWeb Ltd.) and Murray Hidary; incorporated by reference to Exhibit 10.3 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
  10.4   Employment Agreement dated November 4, 1996 between the
         Registrant and Irene Math; incorporated by reference to
         Exhibit 10.4 to Registrant's Registration Statement on Form
         S-1 (SEC File No. 333-60837).
  10.5   Employment Agreement dated November 3, 1997 between the
         Registrant and William Gollan; incorporated by reference to
         Exhibit 10.5 to Registrant's Registration Statement on Form
         S-1 (SEC File No. 333-60837).

 Exhibit
     No.Description                                                     Page No.
 ------------------                                                     --------
   10.6  Consulting Agreement dated as of August 1, 1998 between the
         Registrant and Nova Spivack; incorporated by reference to
         Exhibit 10.6 to Registrant's Registration Statement on Form
         S-1 (SEC File No. 333-60837).
   10.7  Intercompany Services Agreement dated October 25, 1996 among the Registrant, EarthWeb LLC, GNP (formerly EarthWeb Ltd.),
         Jack D. Hidary, Murray Hidary and Nova Spivack, as amended;
         incorporated by reference to Exhibit 10.7 to Registrant's
         Registration Statement on Form S-1 (SEC File No. 333-60837).
   10.8  Lease Agreement dated April 28, 1995 between 3 Park Avenue
         Co. and MJN Enterprises, Inc., as amended; incorporated by reference to Exhibit 10.8 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
   10.9  Form of 1998 Stock Incentive Plan; incorporated by reference to Exhibit 10.9 to Registrant's Registration Statement on
         Form S-1 (SEC File No. 333-60837).
   10.10 Form of 1998 Employee Stock purchase plan; incorporated by reference to Exhibit 10.10 to Registrant's Registration
         Statement on Form S-1 (SEC File No. 333-60837).
   10.11 Employment Agreement between EarthWeb In. and Lloyd Linn;
         incorporated by reference to Exhibit 10.1 to the
         Registrant's Current Report on Form 8-K dated February 2,
         1999.
    21   Subsidiaries
   23.1  Consents of PricewaterhouseCoopers LLP
   23.2  Consent of Morrison & Foerster LLP (set forth in Exhibit 5)
 **23.3  Consent of Jupiter Communications
 **23.4  Consent of Forrester Research, Inc.
 **23.5  Consent of International Data Corporation
   24    Powers of Attorney (set forth in the signature page hereto)
   27    Financial Data Schedule

 * Confidential treatment has been received with respect to certain portions of this Exhibit. Omitted portions have been filed separately with the Commis-sion.
** To be filed by amendment.